                                                  This filing is made pursuant
                                                  to Rule 424(b)(1) under
                                                  the Securities Act of
                                                  1933 in connection with
                                                  Registration No. 333-86449
PROSPECTUS

                                4,000,000 SHARES

                           COLLECTORS UNIVERSE, INC.

                                  COMMON STOCK
                           -------------------------

     We are offering 4,000,000 shares of common stock with this prospectus. Prior to this offering, there has been no public market for the common stock. The initial public offering price is $6.00 per share. Our common stock has been approved for listing on the Nasdaq National Market under the symbol "CLCT."

                           -------------------------

     INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

                           -------------------------

--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
                                                              PER SHARE       TOTAL
--------------------------------------------------------------------------------------
Initial Public Offering Price...............................    $6.00      $24,000,000
Underwriting Discount.......................................    $0.42      $ 1,680,000
Proceeds, before expenses, to Collectors Universe...........    $5.58      $22,320,000
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------

     The underwriters may also purchase up to an additional 600,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus, to cover over-allotments.

     The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

                           -------------------------

NEEDHAM & COMPANY, INC.                                FIRST SECURITY VAN KASPER
                The date of this Prospectus is November 4, 1999
LOGO

                                 Inside Cover

     Contains pictures of the following collectibles with the captions indicated:

Picture                       Caption
-------                       -------

Baseball Card                 1941 Play Ball Joe DiMaggio Sportscard. Graded
                              and sold at auction by Collectors Universe


1804 Silver Dollar            The Eliasberg 1804 Silver Dollar. Graded by
                              Collectors Universe

Baseball Mark McGwire's 70th Home Run Ball. Authenticated by Collectors Universe

Album Cover                   The Beatles "Butcher" Album Cover. Sold by
                              Collectors Universe

$1,000 Bill                   1890 $1,000 "Grand Watermelon" Note. Sold by
                              Collectors Universe

                                  Inside Fold

     Contains a banner at the top of the page that states, "Providing a Suite of Products and Services to the High-End Collectibles Markets" and pictures of various collectibles that are authenticated, graded or auctioned by Collectors Universe. Also includes displays of our logos which include, as part of the logos, the captions indicated:

Logo                                    Caption included within logo
----                                    ----------------------------

Professional Sports Authenticator       Sports Authentication
                                        and Grading

PSA/DNA                                 "Get Real" Memorabilia Authentication
                                        and Certification

PCGS                                    Coin Authentication and Grading

Collectors Universe Auctions            N/A

Superior Sports Auctions                Sports Collectibles

Good Rockin' Tonight                    Rare Records

Lyn Knight Currency Auctions            Rare Currency

Collectors Universe One-of-a-Kind       Unique and Rare Collectibles
Auctions

Kingswood Coin Auctions                 Rare Coins

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    3
Summary Consolidated Financial Data.........................    6
Risk Factors................................................    8
Forward-Looking Statements..................................   18
The Reorganization..........................................   18
Use of Proceeds.............................................   19
Dividend Policy.............................................   19
Capitalization..............................................   20
Dilution....................................................   21
Selected Consolidated Financial Data........................   22
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   24
Business....................................................   32
Management..................................................   48
Certain Relationships and Related Transactions..............   55
Principal Stockholders......................................   57
Description of Capital Stock................................   58
Shares Eligible for Future Sale.............................   60
Underwriting................................................   61
Legal Matters...............................................   63
Experts.....................................................   63
Available Information.......................................   64
Index to Consolidated Financial Statements..................  F-1

                            ------------------------

     You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

     Collectors Universe, PCGS, PSA, PSA/DNA and Good Rockin' Tonight are registered trademarks of Collectors Universe. See "Business" for a list of other trademarks of Collectors Universe, including Collectors.com, Coin Universe, Lyn Knight Currency Auctions, Superior Sports Auctions, Kingswood Coin Auctions, Record Universe, Sports Collectors Universe, Currency Universe and One-of-a-Kind Auctions. Each of the logos associated with such names are trademarks of Collectors Universe. All other brand names or trademarks appearing in this prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus. Except as otherwise indicated, the information in this prospectus assumes the underwriters do not exercise their over-allotment option and assumes any outstanding options to purchase shares of common stock have not been exercised.

                              COLLECTORS UNIVERSE

     Collectors Universe is a full-service provider of value-added services to dealers and collectors of coins, sportscards, sports memorabilia, rare currency and rare records. We authenticate and grade the quality of coins and sportscards, authenticate autographs and memorabilia, compile and publish authoritative information about collectibles and conduct collectibles auctions over the Internet, by telephone or in person. At our website, www.collectors.com, collectors and dealers access authoritative information on collectibles and buy and sell collectibles at our auctions. Our services add value because they increase the marketability of collectibles that our customers purchase, own and sell.

     We have established recognizable brand names in coin grading, Professional Coin Grading Service or PCGS; sportscard grading, Professional Sports Authenticator or PSA; rare currency auctions, Lyn Knight Currency Auctions; sportscard auctions, Superior Sports Auctions; autograph authentication and collectible certification, PSA/DNA Authentication Services; rare coin auctions, Kingswood Coin Auctions; Internet coin auctions, Coin Universe and rare record auctions, Good Rockin' Tonight.

     We believe we have developed an unequaled reputation for the accuracy of our authentication and grading services within the collectibles markets we serve. Since 1986, we have authenticated and graded more than 7.1 million collectible coins and sportscards with a declared insured value of approximately $8.7 billion. In the quarter ended September 30, 1999, we received submissions of more than 200,000 individual items for authentication and grading each month.

     Our reputation and the breadth of our value-added services provide collectors and dealers with the confidence to buy and sell high-end collectibles, consisting of collectibles with average selling prices in excess $50, without physical inspection, commonly referred to as "sight-unseen," through Internet and telephone auctions by providing answers to the following questions:

     - "Is it real?" We authenticate collectible coins, sportscards and autographs to confirm that they are genuine.

     - "What's the quality?" We grade the quality of collectible coins and sportscards in accordance with consistently applied uniform standards.

     - "What's the value?" We compile and publish price guides, rarity reports, market indices and other authoritative content regarding collectibles that enable buyers and sellers to make more informed decisions.

     - "How do I buy or sell it?" As an increasing part of our business, we conduct integrated multi-venue auctions that enable buyers and sellers of high-end collectibles to participate in simultaneous Internet, telephonic and in-person auctions.

     We believe that we have earned the trust and confidence of dealers and collectors of high-end collectibles as demonstrated by the following:

     - we authenticated, graded and auctioned for $109,000 a 1941 Joe DiMaggio sportscard and we certified the authenticity of Mark McGwire's 70th home run baseball and Hank Aaron's 715th home run baseball and bat;

     - we authenticated and graded an 1804 silver dollar that was recently auctioned for approximately $4.1 million;

     - we obtained by consignment and sold at one of our recent auctions a limited edition Beatles album for $38,500; and

     - we will be auctioning at our inaugural "One-of-a-Kind" auction in October 1999, the basketball court where Michael Jordan took the last shot of his NBA career to win the 1998 NBA Championship.

     We generate revenues from fees paid for authentication and grading services provided to our customers, typically ranging from $8 to $40 per item. We also generate revenues from commissions paid by both buyers and sellers when we sell collectibles that have been consigned to us, the total of which generally ranges from 10% to 20% of the sale prices of the collectibles, and from the resale of purchased collectibles equal to the prices at which they are sold. The average selling price for all collectibles sold at our auctions was $249 during fiscal 1999. In fiscal 1999 gross profits were approximately $1.2 million and gross margin was approximately 70% on sales of consigned collectibles, and gross profits were approximately $0.4 million and gross margin was approximately 13% on sales of purchased collectibles. During fiscal 1999 net revenues consisted of $4.9 million from auctions and $17.7 million from authentication and grading.

     We began conducting Internet auctions in June 1998 and during fiscal 1999, 54% of our auction revenue was derived from Internet auctions. In July 1999, we also began conducting some auctions in a multi-venue format. Except for premium currency auctions, all of our multi-venue auctions enable buyers to place bids over the Internet, by telephone and in person.

     Internet auction providers also recognize that our authentication, grading and information services facilitate the purchase and sale of collectibles by their customers. For example, we have entered into a contract with eBay that provides its users with access to our database of previously graded coins and sportscards, as well as information and submission forms to use our authentication and grading services. We pay eBay commissions on authentication and grading fees derived from users of our co-branded website.

     Our objective is to become the full-service marketplace of choice for high-end collectibles. To achieve this objective, we intend to: market our auction services to our authentication and grading customers to increase our auction business; cross-sell our services and products to our established customer base; penetrate other collectibles markets; expand recognition of the Collectors Universe(R) brand; and use proprietary technology to expand and enhance the services we provide.

     We commenced our business in 1986 as Professional Coin Grading Service. We incorporated Collectors Universe as a Delaware corporation in February 1999 to become the parent holding company of Professional Coin Grading Service, to acquire the currency auction business of Lyn F. Knight Rare Coins, Inc., the rare coin auction business of Kingswood Coin Auctions, LLC and the minority ownership interests in our majority owned subsidiaries, Superior Sportscard Auctions and Internet Universe. In these transactions, we issued an aggregate of 19,000,000 shares and paid a total of $2.1 million in cash.

     Following this offering, our officers and directors will own or control a substantial percentage of our outstanding common stock. As a result, if they act in concert, they will be able to elect the entire Board of Directors and exercise voting control over Collectors Universe.

     Our principal executive offices are located at 1936 East Deere Street, Santa Ana, California 92705, and our telephone number is (949) 567-1234. Our website can be found at www.collectors.com. The information on our website is not incorporated by reference into this prospectus.

                                  THE OFFERING

Common stock offered by Collectors
  Universe................................  4,000,000 shares
Common stock to be outstanding after the
offering..................................  24,425,076 shares
Use of proceeds...........................  To expand into authentication and grading of additional collectibles and to create additional
                                            service offerings to collectibles markets, to acquire
                                            or invest in complementary businesses, technologies,
                                            services or products and for other general corporate
                                            purposes. See "Use of Proceeds."
Proposed Nasdaq National Market symbol....  CLCT

     The number of shares outstanding immediately after this offering is based on shares outstanding on October 2, 1999 and excludes 3,227,917 shares of our common stock issuable pursuant to the exercise of stock options and warrants outstanding as of October 2, 1999. If the underwriters exercise the over-allotment option in full, there will be 25,025,076 shares outstanding after the offering.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT PER SHARE AND OTHER DATA)

                                                                          FISCAL YEAR ENDED JUNE 30,
                                                              ---------------------------------------------------
                                                               1995       1996       1997       1998       1999*
                                                              -------    -------    -------    -------    -------
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:

Net revenues................................................  $ 9,265    $ 8,432    $ 9,393    $10,989    $22,563
Cost of revenues............................................    2,451      2,623      2,651      2,915      8,654
                                                              -------    -------    -------    -------    -------
Gross profit................................................    6,814      5,809      6,742      8,074     13,909
Operating expenses:
  Supplier compensation cost(1).............................       --         --         --         --      1,244
  Selling, general and administration.......................    3,853      5,277      6,228      7,168     13,461
                                                              -------    -------    -------    -------    -------
        Total operating expenses............................    3,853      5,277      6,228      7,168     14,705
Operating income (loss).....................................    2,961        532        514        906       (796)
                                                              -------    -------    -------    -------    -------
Income (loss) before provision (benefit) for income taxes...    2,899        593        541        886       (794)
Provision (benefit) for income taxes........................       43          9         36         13       (624)
                                                              -------    -------    -------    -------    -------
Historical net income (loss)................................  $ 2,856    $   584    $   505    $   873    $  (170)
                                                              =======    =======    =======    =======    =======
Historical net income (loss) per share, basic and diluted...  $  0.18    $  0.04    $  0.03    $  0.05    $ (0.01)
                                                              =======    =======    =======    =======    =======
Weighted average shares outstanding:
  Basic and diluted.........................................   16,565     16,154     16,217     16,064     17,644
PRO FORMA DATA(2):
Historical income (loss) before provision (benefit) for
  income taxes..............................................  $ 2,899    $   593    $   541    $   886    $  (794)
Pro forma provision (benefit) for income taxes..............    1,160        237        216        354       (258)
                                                              -------    -------    -------    -------    -------
Pro forma net income (loss).................................  $ 1,739    $   356    $   325    $   532    $  (536)
                                                              =======    =======    =======    =======    =======
Pro forma net income (loss) per share.......................                                              $ (0.03)
                                                                                                          =======
Pro forma weighted average shares outstanding(3):
  Basic and diluted.........................................                                               18,107
OTHER DATA:
Number of coins graded......................................  425,900    419,900    400,200    428,500    521,500
Number of cards graded......................................   12,500     32,100     93,500    167,600    898,800
Average selling price for all collectibles auctions(4)......                                              $   249

                                                                  AT JUNE 30, 1999
                                                              -------------------------
                                                              ACTUAL     AS ADJUSTED(5)
                                                              -------    --------------
CONSOLIDATED BALANCE SHEET DATA:

Cash and cash equivalents...................................  $ 1,852       $23,462
Working capital.............................................    2,316        23,926
Total assets................................................   15,540        37,150
Total stockholders' equity..................................   10,098        31,708

-------------------------
 *  As restated, see Note 15 to the Consolidated Financial Statements.

(1) Represents a non-cash charge for stock options to purchase shares of our common stock granted to some of our collectible suppliers and content providers.

(2) Pro forma data reflects adjustments for federal and state income taxes as if we had been treated as a C corporation rather than an S corporation during all of the fiscal years presented above. See Note 2 to Consolidated Financial Statements.

(3) Pro forma weighted average shares outstanding includes 463 shares which represents the number of shares which, when multiplied by the initial public offering price of $6.00, is required to replace the excess of capital withdrawn during fiscal 1999 in excess of earnings for this fiscal year.

(4) Average selling price for all collectibles auctions is determined by dividing the number of collectibles sold by their aggregated selling prices irrespective of whether the collectibles sold were owned or consigned to us. In fiscal 1999 gross profits were approximately $1.2 million and gross margin was approximately 70% on sales of consigned collectibles, and gross profits were approximately $0.4 million and gross margin was approximately 13% on sales of purchased collectibles.

(5) Adjusted to give effect to the sale by us of 4,000,000 shares of common stock offered hereby and the application of the estimated net proceeds therefrom.

     The historical operating results presented above are not comparable for all periods shown. The operating results for fiscal 1999 include revenues from auctions conducted by Lyn Knight Currency Auctions and Kingswood Coin Auctions, the operating results of which were included in our consolidated financial statements for the first time beginning on February 5, 1999, the date on which we acquired those businesses. On February 5, 1999, we became a C corporation obligated to pay federal and state corporate income taxes. For periods prior to February 5, 1999 there is no provision for federal income taxes and a provision of 1.5% of earnings for California S corporation income tax.

     On January 24, 1999 we declared an S corporation dividend in the aggregate amount of $2.2 million, which represented approximately 90% of accumulated earnings that had been or would be taxed to the stockholders individually. The S corporation dividend was paid in cash from the proceeds of our March 1999 private placement of shares of our common stock. This dividend is reflected in the balance sheet data at June 30, 1999.

                                  RISK FACTORS

     Before you invest in our common stock, you should be aware that there are various risks, including those described below. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business could be harmed. In such case, the trading price of our common stock could decline and you may lose all or part of your investment. You should consider carefully these risk factors together with all of the other information included in this prospectus before you decide to purchase shares of our common stock.

A DECLINE IN THE POPULARITY OF HIGH-END COLLECTIBLES COULD IMPACT OUR BUSINESS

     The popularity of collectibles may vary over time due to perceived scarcity, subjective value, general consumer trends, changes in the prices of precious metals, interest rates and other general economic conditions. We derive a significant portion of our revenues from fees paid by collectors for our authentication and grading services, commissions paid to us upon the sale of collectibles in our auctions and sales of collectibles from our own inventory. A decline in popularity of high-end collectibles would likely cause a decrease in the number of items submitted to us for authentication and grading.

     Since our authentication and grading revenues are based on the volume of collectibles submitted and not the value of the collectibles submitted, a reduction in demand for authentication and grading services would have a negative effect on our revenues. Additionally, a decline in the popularity of collectibles, and coins and sportscards in particular, would result in fewer transactions in our auctions and fewer sales from our inventory, reducing our revenue from auction sales.

TEMPORARY POPULARITY OF SOME COLLECTIBLES COULD CAUSE OUR REVENUES TO FLUCTUATE

     Temporary consumer popularity or "fads" among collectors may temporarily inflate the volume of collectibles that we authenticate, grade, auction and sell. These trends may result in significant fluctuations in our operating results from one quarter to the next. Any decline in the popularity of the collectibles we authenticate, grade, auction and sell as a result of changes in consumer trends could harm our business. In particular, the market for authentication and grading is relatively new and the volume of sportscards we receive has increased significantly in the past five fiscal quarters. However, there is no guarantee that the level of trading in sportscards will continue to grow or maintain its current level.

OUR FUTURE OPERATING RESULTS ARE SUBJECT TO FLUCTUATIONS

     Our operating results are unpredictable and we expect them to fluctuate in the future due to a number of factors which are outside our control. These factors include:

     - consumer trends affecting the popularity of collectibles;

     - our ability to significantly increase our customer base;

     - our ability to obtain consignments of and to purchase collectibles to offer at our auctions;

     - our ability to re-sell our inventory of collectibles in a timely manner;

     - our ability to maintain gross margins;

     - our ability to maintain customer satisfaction;

     - the general availability and pricing of high-end collectibles;

     - costs relating to the expansion of our operations and the introduction of new types of services;

     - services offered by our competitors and the success of our competitors;

     - technical difficulties with consumers' use of our website or service interruptions; and

     - general economic conditions and economic conditions specific to the prices of high-end collectibles.

THERE IS A RISK THAT OUR AUCTION OPERATIONS WILL NOT BECOME PROFITABLE

     Our future operating results are also dependent on the success of our auction operations and the amount of resources that we will need to devote to the development of our Internet website. Our auction operations currently are not profitable. We will need to achieve significant growth in our Internet business in order for the auction operations to become profitable. We are in the early stages of development of several new portions of our website which will offer content and auctions for collectibles that may have a lower average selling price than many of the collectibles in the markets we currently serve. Continued development of our website will require significant resources. There is a risk that the planned expansion of our website will not result in increased revenues which would have a negative impact on our business.

WE MAY INCUR LOSSES AS A RESULT OF ACCUMULATING INVENTORY

     In addition to auctioning collectibles on consignment, currently approximately 15% of the aggregate sales prices of collectibles sold at our auctions are from our own inventory. We purchase these collectibles from dealers and collectors and assume the inventory and price risks of these items until they are sold. If we were unable to resell our purchased collectibles when we want or need to, or at prices sufficient to generate a profit on their resale, or if the market value of our inventory of purchased collectibles were to decline, our revenues could decline.

THERE ARE LIMITED SUPPLIES OF COLLECTIBLES

     Our business is substantially dependent upon obtaining collectible coins, sportscards, records and other high-end collectibles for authentication, grading and auction. We depend upon dealers and collectors submitting collectibles for authentication and grading and there is no guarantee that the current rate of submission will continue. In particular, we have recently experienced a significant increase in the rate of sportscard submissions which may indicate that the sportscard market for authentication and grading may be approaching maturity. Although there are numerous dealers and collectors from whom we are able to obtain collectibles for our auctions, there are only a limited number of dealers with the capacity to submit high-end collectibles for auction on a regular basis. A change in our relationships with suppliers or dealers could negatively impact our ability to obtain or auction high-end collectibles in the quantities and at the times we desire. This could impair our ability to attract a sufficient number of people interested in high-end collectibles to our auctions, which would harm our business.

WE PROVIDE PRICING INCENTIVES TO OUR SUPPLIERS

     We sometimes extend incentives to these suppliers to consign collectibles to us, including stock options and discounts on our auction commissions. However, there is no guarantee that these suppliers will place their items with us for consignment despite these incentives. Although we granted stock options to selected suppliers in calendar 1999, we do not expect to use option grants to any significant extent in the future as incentives to suppliers. Additionally, in order to attract consignors of certain extraordinary collectibles, we have occasionally provided the consignor with an advance against a guaranteed or non-guaranteed minimum auction price. If consigned collectibles do not generate sales prices in excess of the amounts advanced by us, we may realize a loss on those advances.

WE FACE COMPETITION IN ATTRACTING COLLECTORS TO OUR INTERNET WEBSITE

The market for Internet auctions is highly competitive and most major Internet websites of such companies as Yahoo!, Inc., eBay Inc., Onsale, Inc. and Excite, Inc., a subsidiary of At Home Corporation, host Internet auctions where collectibles are frequently traded. Barriers to entry to the Internet auction market are relatively low, and current and new competitors can launch new websites at a relatively low cost using commercially available software. We potentially face competition from a number of large Internet communities and services that have expertise in developing Internet commerce, such as Amazon.com, Inc., America Online, Inc. and Microsoft Corporation. Other large companies with strong brand name recognition, substantial resources and experience in Internet commerce, such as Cendant Corporation, QVC, Inc. and other large media companies may also seek to compete in the Internet auction market. In addition to currently or potentially competing for auction services with major Internet commerce companies, we also compete with a number of other small service providers including those that specifically serve the collectibles markets. Competitive pressures created by any one of these companies, or by our competitors collectively, could harm our business by decreasing our revenues.

     Some of our current competitors and many of our potential competitors have longer operating histories in Internet commerce, larger customer bases, greater brand name recognition and significantly greater financial, marketing, technical and other resources. In addition, other Internet trading services may be acquired by or enter into commercial relationships with larger, well-established and well-financed companies as use of the Internet increases. Further, there is a risk that someone could create a website that draws auction information from numerous auction websites to create a consolidated auction. Such an "auction supermarket" could reduce the amount of traffic we receive on our website and have a negative effect on our Internet business by decreasing our revenues.

OUR TRADITIONAL AUCTION BUSINESS IS HIGHLY COMPETITIVE

     Our traditional auction business is also highly competitive. We compete directly with other companies that specialize in collectibles and have an industry reputation for hosting premium collectibles auctions, including Heritage Numismatic Auctions, Inc., Auctions by Bowers & Merena and Mastro Fine Sports Auctions as well as other companies such as Sotheby's, Inc., Christie's, Inc. and Greg Manning Auctions, Inc., which do not specialize in but do conduct, coin and sportscard auctions. These competitors each have the ability to attract buyers to their auctions as a result of their reputation and the quality collectibles they obtain through their industry connections. In addition, other reputable auction companies that do not presently engage in auctions for coins or sportscards or other collectibles that are the focus of our business may decide to enter our markets to compete with us. These companies have greater name recognition and have greater financial and marketing resources than we do. If these auction companies are successful in entering the specialized high-end collectibles markets in which we participate or dealers participate less in our auctions, we may attract fewer buyers and our business could be harmed due to decreased revenues.

OUR AUTHENTICATION AND GRADING BUSINESS IS SUBJECT TO INTENSE COMPETITION

     There are few major competitors in the collectibles authentication and grading markets. However, competition is intense in these markets. Our competitors in the coin grading and authentication market include Numismatic Guaranty Corporation of America, Inc. and ANACS, a subsidiary of Amos Press, Inc. In the sportscard grading and authentication business, our competitors include Beckett, Certified Sports Authentication, Inc. and Sportscard Guarantee, L.L.C. Existing authentication and grading companies could attempt to capture greater market share by lowering prices for services or increasing advertising, marketing or other costs of sales. Additionally, established auction companies could expand their services to include authentication and grading of collectibles, or unanticipated competitors could enter the grading and authentication markets. Such increased competition could result in a decrease in our revenues.

SOME OF OUR DIRECTORS OWN AN INTEREST IN A COMPETING COMPANY

     David Hall, Chairman of the Board, and Van Simmons, a director, together own a majority interest in David Hall's North American Trading, which is primarily engaged in the retail sale of coins through a direct sales force. Although David Hall's North American Trading does not conduct auctions or submit coins to us for authentication and grading, it may sell coins to collectors who also buy or sell coins at auctions conducted by Collectors Universe. It also purchases rare coins for resale through a sole source supplier who is also a supplier to Collectors Universe. Therefore, David Hall's North American Trading indirectly competes with Collectors Universe which creates a conflict of interest in connection with the purchase and sale of rare coins.

GROWTH AND ACQUISITIONS MAY STRAIN OUR MANAGEMENT, OPERATIONAL AND FINANCIAL RESOURCES

     We are currently experiencing a period of significant expansion and we anticipate that we must expand further and continue to develop our business plan to address potential growth in our customer base and market opportunities. Our expansion has placed, and we expect it to continue to place, a significant strain on our management, operational and financial resources. Also, as our business plan evolves, we risk distracting management away from expanding currently profitable operations and decreasing interest of suppliers and customers to our core authentication and grading business. We cannot assure you that our current and planned facilities, computer systems, personnel and inventory controls will be adequate to support our future operations. In addition, there is a risk that we may not be able to expand our sportscard and coin authentication and grading operations to allow for additional capacity at the same rate as market demand may be created.

     If appropriate opportunities present themselves, we also intend to acquire businesses, technologies, services or products that we believe will help us develop and expand our business. The process of integrating an acquired business, technology, service or product may result in operating difficulties and expenditures which we cannot anticipate and may absorb significant management attention that would otherwise be available for further development of our existing business. Moreover, the anticipated benefits of any acquisition may not be realized. Any future acquisitions of other businesses, technologies, services or products might require us to obtain additional equity or debt financing, which might not be available to us on favorable terms or at all, and might be dilutive. Additionally, we may not be able to successfully identify, negotiate or finance future acquisitions or to integrate acquisitions with our current business.

WE BECAME AN INTEGRATED COMPANY IN FEBRUARY 1999 AND OUR SHORT OPERATING HISTORY AS AN INTEGRATED COMPANY MAY NOT BE INDICATIVE OF FUTURE PERFORMANCE

     We were founded in 1986 as Professional Coin Grading Service, Inc. or PCGS and began operating primarily as a coin grading service to the collectible coin market. In 1991, principals of our company founded Professional Sports Authenticator or PSA, an authentication and grading service for the sportscards trading market. In 1998, principals of our company founded PSA/DNA, an authentication service for sports memorabilia and other high-end collectibles. In February 1999, we combined PCGS, PSA and PSA/DNA and several other established auction businesses in the collectible coin market, sportscard market, sports memorabilia market, currency market and other high-end collectibles markets into Collectors Universe. As a result, while parts of our business have a longer operating history, in our present state, we have only a limited operating history as an integrated company on which our business may be evaluated. Because of our limited operating history as an integrated company, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and you should not rely upon them as indications of our future performance.

WE COULD SUFFER SIGNIFICANT LOSSES ON AUTHENTICATION AND GRADING WARRANTIES

     We offer a warranty covering the coins and sportscards authenticated and graded by us. Under the terms of our warranty, any coin or sportscard that was originally graded by us and which subsequently receives a lower grade upon resubmittal to our company, obligates us either to purchase the coin or sportscard or pay the difference in value of the item at its original grade as compared with its lower grade. In the fiscal year ended June 30, 1999, we authenticated and graded approximately 1,347,030 rare coins and sportscards. Of these, 122, or .009%, were submitted to us for regrading and 24 items, or 19.7%, of the items submitted for regrading, were assigned a lower grade. We have a reserve of $232,000 at June 30, 1999 to satisfy claims made under our warranty. To the extent that our actual warranty expense exceeds that amount, we would incur unanticipated expenses. In addition, we have no insurance coverage to protect us from adverse warranty expenses.

WE RUN A RISK OF SYSTEM CAPACITY CONSTRAINTS

     We seek to generate a high volume of traffic and transactions on our website. If we generate too much traffic to our website, our website will exceed its capacity, load slowly and be less responsive. This may potentially drive away customers. We must continually enhance and improve these systems in order to accommodate the level of use of our websites. Our inability to integrate additional software and hardware or to develop and further upgrade our existing technology to accommodate increased traffic on our websites or increased transaction volume through our processing systems may cause unanticipated system disruptions, slower response times, degradation in levels of customer service, impaired quality of the user's experience on our websites, and delays in reporting accurate financial information.

WE RUN A RISK OF SYSTEM INTERRUPTIONS

     Any system interruptions that result in the unavailability of our service or reduced customer activity would reduce the volume of collectibles listed and auctions completed and could affect the selling price of collectibles listed for sale. Thus, we depend upon our communications and computer hardware, substantially all of which is currently located at our leased facility in Santa Ana, California. We have experienced periodic system interruptions, which we believe will continue to occur from time to time. We experienced two system interruptions in 1999 of approximately 7 hours each, in which we lost the ability to operate our Internet website. In each instance the failure was caused by a telecommunications line failure of a third party. A substantial interruption in our systems would harm our business and result in decreased revenues.

WE ARE VULNERABLE TO SYSTEM FAILURE DUE TO A LACK OF REDUNDANT SYSTEMS AT ANOTHER LOCATION

     We do not have and we do not plan to implement redundant systems at a location separate from where our computer system currently operates. If our systems were to become inoperable due to damage from earthquake, fire, flood, sustained power loss, telecommunication failure, break-in or similar catastrophic events, we have no secondary system at a separate location to act as a backup. A substantial interruption in our systems due to a lack of backup would result in a decrease in our revenues.

THE LOSS OF KEY PERSONNEL COULD ADVERSELY AFFECT OPERATIONS

     Our performance is greatly dependent on the performance of our senior management and key employees. The loss of the services of any of our executive officers or other key employees could harm our business. Some of our executive officers and key employees are experts in the collectibles markets and have industry-wide reputations for authentication and of grading collectibles, purchasing collectibles and preparing auctions that will be attractive to buyers of high-end collectibles. In particular, the loss of David G. Hall, Louis M. Crain, Gary N. Patten, Stephen H. Mayer or David E. Gioia could have a negative effect on our reputation for expertise in the collectibles markets. Additionally, we must identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, marketing and customer service personnel, including programmers and authenticators and graders of collectibles. Competition for highly skilled technical, managerial, marketing and customer service personnel is intense. We may not be able to successfully attract, integrate or retain sufficiently qualified personnel, which failure could harm our ability to stay competitive and thus result in decreased revenues.

WE DEPEND ON ACCEPTANCE OF THE COLLECTORS UNIVERSE BRAND NAME AND THE INTEGRATION OF EXISTING BRAND NAMES

     We believe that brand name recognition is extremely important in the collectibles services industry. Authentication and grading services are based to a large degree on the reputation of the company providing the services, and recognizable branding is crucial to maintain customer loyalty. In the auctions industry, many collectors look for brands that are associated with auctions that provide high-end collectibles for sale. However, the Collectors Universe brand name has only been in existence for a short period of time, and brand recognition associated with one of our existing brands may not carry over to the Collectors Universe brand. We must work to tie customer awareness of each of our existing brands to our new brand. We run the risk that we will not be able to accomplish such an integration at all, or that we will dilute the awareness of our existing brand names. If our established brand names dissipate, or if we are unsuccessful in promoting, integrating and maintaining our brand names, our revenues may decline.

WE ARE DEPENDENT ON THE CONTINUED GROWTH OF INTERNET COMMERCE

     Our business could be harmed if any of the following situations occur:

     - the use of the Internet does not continue to grow or grows more slowly than expected;

     - the Internet's infrastructure does not effectively support the growth that may occur; and

     - the Internet does not become a viable commercial marketplace.

     The market for the sale of goods over the Internet is a new and emerging market. Rapid growth in the use of, and interest in, the Internet is a recent phenomenon and may not continue to develop.

INSECURE TRANSMISSION OF CONFIDENTIAL INFORMATION AND THIRD PARTY MISCONDUCT COULD HURT CUSTOMER CONFIDENCE IN INTERNET COMMERCE

     Many consumers are concerned about transmitting confidential information, such as credit card numbers, over the Internet. Public confidence in secure transmissions is a significant barrier to Internet commerce and communications. We rely on encryption technology licensed from third parties to transmit confidential information, including customer credit card numbers. In addition, our servers are vulnerable to computer viruses, physical or electronic break-ins, deliberate attempts by third parties to exceed the capacity of our systems and similar disruptive problems. Computer viruses, break-ins or other problems caused by third parties could lead to interruptions, delays, loss of data or cessation in service to users of our services and products. The law relating to the liability of Internet service companies for information carried on or disseminated through their services is currently unsettled. It is possible that claims could be made against Internet service companies under both U.S. and foreign law for defamation, libel, invasion of privacy, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their services. Concerns regarding liability for information disseminated over the Internet and the adoption of any additional laws or regulations may decrease the growth of the Internet, which could decrease the demand for our Internet auctions and other services, resulting in a decrease in revenues.

WE ARE SUBJECT TO AN FTC CONSENT DECREE

     In a consent decree with the Federal Trade Commission dated August 1990, PCGS consented to restrictions in the operation of the PCGS business. Under the consent decree, PCGS agreed to the following requirements: it will make no representations that are untrue with respect to the objectivity of its services or the marketability of coins, it will not improperly adjust its grading standards, and it will not permit any coin graders to knowingly grade coins in which the graders have a financial interest or to discuss grading procedures with persons not authorized by PCGS. If the Federal Trade Commission determines that we have violated this agreement, it may seek additional restrictions or penalties or otherwise limit our operations.

ADDITIONAL REGULATIONS COULD BE IMPOSED ON OUR INDUSTRY

     AUTHORITIES COULD IMPOSE ADDITIONAL REGULATIONS ON COLLECTIBLES AND AUCTION MARKETS. The collectible coin and other high-end collectibles markets are not currently subject to direct federal, state or local regulation, although auctions in general and the sale of particular types of artwork and autographed sports memorabilia are regulated in some states. However, from time to time authorities discuss additional regulations which could impose restrictions on the collectibles industry, such as regulating collectibles as securities or requiring collectibles dealers to meet registration or reporting requirements, and impose restrictions on the conduct of auction businesses. Adoption of laws or regulations of this nature could increase the complexity and costs of conducting auctions, which might decrease our ability to attract sellers and buyers. In addition, due to the increasing popularity and use of the Internet, laws and regulations may be adopted with respect to the Internet that could significantly limit our Internet auction business or otherwise harm our business.

     STATES COULD IMPOSE OBLIGATIONS TO COLLECT SALES TAXES. Generally, we do not collect sales or other similar taxes on goods sold by users through our Internet auction service. However, one or more states may seek to impose sales tax collection obligations on out-of-state companies such as ours, which engage in or facilitate Internet commerce, and a number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. If adopted, these proposals could substantially impair the growth of Internet commerce, and could adversely affect our ability to profit from Internet commerce. Moreover, a successful assertion by one or more states or any foreign country that we should collect sales or other taxes on the exchange of merchandise on our system could reduce our revenues.

WE DEPEND ON OUR ABILITY TO PROTECT AND ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS

     We believe that our trademarks and other proprietary rights are important to our success and competitive position. We rely on a combination of trademark, copyright and trade secret laws to establish and protect our proprietary rights. However, the actions we take to establish and protect our trademarks and other proprietary rights may be inadequate to prevent imitation of our services or products or to prevent others from claiming violations of their trademarks and proprietary rights by us. In addition, others may develop similar technology independently or assert rights in our trademarks and other proprietary rights. The laws of other countries may afford us little or no effective protection of our intellectual property.

OUR UNREGISTERED TRADEMARKS COULD CONFLICT WITH TRADEMARKS OF OTHERS

     We have not conducted an exhaustive search of possible prior users of our unregistered trademarks, including Coin Universe, Collectors.com, Lyn Knight Currency Auctions, Superior Sports Auctions, Kingswood Coin Auctions, Record Universe, Sports Collectors Universe, Currency Universe and One-of-a-Kind Auctions. Therefore, it is possible that our use of some of these trademarks may conflict with others. As a result, we could face litigation or lose the use of some of these trademarks, which could have an impact on our name recognition and result in a decrease in revenues.

FAILURE TO SOLVE YEAR 2000 COMPLIANCE PROBLEMS MAY IMPACT OUR BUSINESS

     The computer systems of many businesses face the risk of malfunction in the year 2000. This malfunction is the result of computer programs that were designed to use two digits rather than four digits to define an applicable year. These computer programs may recognize the year 2000 as the year 1900, or be completely unable to recognize the year 2000. A malfunction of this type could result in a system failure or miscalculations in the processing of data. System failure or miscalculations in the processing of data would cause disruptions in business operations and could cause the temporary inability to process transactions, bill activities, send invoices or engage in other normal business transactions.

FAILURE TO MAKE OUR PROPRIETARY SOFTWARE YEAR 2000 COMPLIANT COULD DISRUPT OUR OPERATIONS

     In our authentication and grading business we use proprietary software that we developed which is not yet year 2000 compliant. We estimate that the cost to make our proprietary software year 2000 compliant will be approximately $50,000. In the event that we encounter any disruptions in the operation of our proprietary software due to year 2000 issues, the time required to grade coins and sportscards would increase and the number of coins and sportscards we could grade would decrease, which could reduce our revenues.

WE FACE A RISK OF SYSTEM FAILURE DUE TO RELIANCE ON THE YEAR 2000 COMPLIANCE OF THIRD PARTIES

     In addition to our internally developed software, we utilize software and hardware developed by third parties for both our network and internal information systems. We also rely on the Internet for customers to access our websites. There is no guarantee that our third party software and hardware providers or the operation of the Internet itself will be unaffected by the year 2000. Failure of third-party equipment or software to properly process dates for the year 2000 and thereafter, or any similar impact on the Internet, could require us to incur unanticipated expenses to remedy any problems, which could harm our business.

WE DO NOT HAVE A CONTINGENCY PLAN IN THE EVENT OF DISRUPTION OF OUR BUSINESS DUE TO YEAR 2000 ISSUES

     We do not presently have a contingency plan in place in the event that any of our computer systems, proprietary software or computer networks or the computer systems of third parties experience failure due to year 2000 issues. Additionally, we do not intend to establish any such contingency plans. Therefore, there is a risk that our business could be disrupted in the event of failure of our own systems or the third party systems upon which we depend.

WE ARE LARGELY CONTROLLED BY MANAGEMENT

     Our officers and directors currently own or control a substantial percentage of our outstanding common stock. If they act in concert, they will continue to be able to exercise voting control over Collectors Universe for the foreseeable future and will be able to elect the entire Board of Directors, set dividend policy and otherwise generally determine our management. This management control could prevent, or make more difficult, a sale of our company that is not on terms acceptable to our management.

WE RELY ON THIRD PARTIES FOR VARIOUS INTERNET AND PROCESSING SERVICES

     In addition to our merchandise suppliers, our operations depend on a number of third parties for Internet access, delivery services and credit card processing. We have limited control over these third parties and no long-term relationships with any of them. For example, we do not own a gateway onto the Internet, but instead, rely on Internet service providers to connect our website to the Internet. Should the third parties that we rely on for Internet access, delivery services or credit card processing services be unable to serve our needs for a sustained time period as a result of a strike, natural disaster or other reason, our revenues and business could be harmed.

YOU WILL INCUR SUBSTANTIAL DILUTION

     If you purchase shares of our common stock, you will incur immediate and substantial dilution in pro forma net tangible book value. We estimate this dilution to be approximately $4.92 per share, or approximately 82%, based on the initial public offering price of $6.00 per share. If other security holders exercise options or warrants to purchase our capital stock, you will suffer further dilution.

THE PRICE PER SHARE OF OUR COMMON STOCK IN A PREVIOUS OFFERING WAS LOWER THAN THE INITIAL PUBLIC OFFERING PRICE

     In March of 1999, we sold 1,281,800 shares of our common stock in a private placement at a price of $5.00 per share. Investors who purchased our stock in the private placement obtained our common stock at a lower price per share than will be available in this public offering.

A SIGNIFICANT NUMBER OF SHARES ARE ELIGIBLE FOR SALE AND THEIR SALE COULD DEPRESS OUR STOCK PRICE

     The sale of a large number of shares could harm our stock price. After this offering, we will have outstanding 24,425,076 shares of common stock, a majority of which will be held by existing stockholders and will become eligible for resale shortly after this offering. 180 days following the date of this prospectus, all 20,425,076 shares of our common stock held by existing stockholders will become available for sale in the public market, subject to volume restrictions imposed by federal securities laws.

PROVISIONS IN OUR CHARTER DOCUMENTS MAY MAKE AN ACQUISITION OF US MORE DIFFICULT

     Provisions of our Amended and Restated Certificate of Incorporation, Bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to stockholders.

                           FORWARD-LOOKING STATEMENTS

     Some of the information in this prospectus contains forward-looking statements. These statements can be identified by the use of forward-looking terms such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar words. These statements discuss future expectations, projections of results of operations or of financial condition or state other "forward-looking" information. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors noted under the heading "Risk Factors" and other factors noted throughout this prospectus could cause our actual results to differ materially from those contained in any forward-looking statement.

                               THE REORGANIZATION

     We commenced our business in 1986 as Professional Coin Grading Service. We incorporated Collectors Universe as a Delaware corporation in February 1999 to become the parent holding company of Professional Coin Grading Service and to acquire the currency auction business of Lyn F. Knight Rare Coins and the rare coin auction business of Kingswood Coin Auctions. In those transactions:

     - We issued a total of 17,310,585 of our shares to the stockholders of PCGS in exchange for their contribution to Collectors Universe of all of the shares of PCGS, thereby making PCGS a wholly owned subsidiary of Collectors Universe.

     - We issued a total of 760,000 of our shares and paid cash of $1.1 million to Lyn F. Knight to acquire the currency auction business of Lyn Knight Rare Coins, which we operate as a wholly owned subsidiary under the name "Lyn Knight Currency Auctions."

     - We issued a total of 190,000 of our shares and paid $1.0 million in cash to the owners of Kingswood Coin Auctions to acquire its rare coin auction business, which is now operated as a division of Professional Coin Grading Service.

At the same time, we acquired the minority ownership interests in two other businesses, Superior Sportscard Auctions and Internet Universe, that were majority owned subsidiaries of Professional Coin Grading Services. As a result, Superior Sportscard Auctions and Internet Universe are indirect, but wholly owned, subsidiaries of Collectors Universe. We issued a total of 739,415 shares of our common stock to acquire those minority interests.

     Some officers and directors of Collectors Universe also were owners of Kingswood Coin Auctions and as a result, received a proportionate share of the consideration that was payable to the Kingswood Coin Auctions' owners in the reorganization.

     Prior to the reorganization, PCGS was an S corporation for federal and state income tax purposes. Individual owners of an S corporation are obligated to pay taxes on their proportionate share of the earnings of the S corporation. In anticipation of the reorganization, one of the effects of which was to cause a termination of PCGS' status as an S corporation, PCGS declared an S corporation dividend of $2.2 million to its stockholders on January 24, 1999. This dividend represented approximately 90% of the accumulated earnings of PCGS that had been or were taxable to the PCGS stockholders individually. The S corporation dividend was paid with proceeds from the sale of shares in the March 1999 private placement.

     Additional information regarding the reorganization is set forth in Note 3 to our Consolidated Financial Statements contained in this prospectus.

                                USE OF PROCEEDS

     We estimate that the net proceeds to us from the sale of the 4,000,000 shares of common stock offered by this prospectus will be approximately $21.6 million, $25.0 million if the underwriters' over-allotment option is exercised in full, at the initial public offering price of $6.00 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We currently expect to use the net proceeds from this offering as follows:

     - approximately $1.5 million for retaining collectibles experts, modifying our proprietary technologies and marketing to expand into authentication and grading of additional collectibles, such as stamps, and to create additional service offerings to collectibles markets;

     - to acquire or invest in complementary businesses, technologies, services or products; and

     - for other general corporate purposes.

     As of the date of this prospectus, we cannot specify with certainty the particular uses for the net proceeds to be received upon completion of the offering. Accordingly, our management will have broad discretion in the application of the net proceeds. Also, we currently have no commitments or agreements and are not engaged in any negotiations with respect to any significant acquisitions or investments.

     Until used, the net proceeds will be invested in short-term investment-grade investments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

                                DIVIDEND POLICY

     We do not intend to declare or pay cash dividends in the foreseeable future. Our current policy is to retain all earnings to support future growth and expansion.

                                 CAPITALIZATION

     The following table sets forth our capitalization at June 30, 1999 adjusted to give pro forma effect to the sale of 4,000,000 shares of common stock being offered by us at an initial public offering price of $6.00 per share after deducting underwriters' discount and estimated offering expenses to be paid by us:

                                                                AT JUNE 30, 1999*
                                                              ----------------------
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
                                                                  (IN THOUSANDS)
Stockholders' equity:
  Preferred stock, $0.001 par value; 3,000,000 shares
     authorized; no shares issued and outstanding...........  $    --      $    --
  Common stock, $0.001 par value, 30,000,000 shares
     authorized; 20,282,076 shares issued and outstanding
     (actual); 24,282,076 shares issued and outstanding (as
     adjusted)(1)...........................................       20           24
Additional paid-in capital..................................   11,586       33,192
Accumulated deficit.........................................   (1,508)      (1,508)
                                                              -------      -------
     Total stockholders' equity.............................   10,098       31,708
                                                              -------      -------
     Total capitalization...................................  $10,098      $31,708
                                                              =======      =======

-------------------------
 *  As restated, see Note 15 to the Consolidated Financial Statements.

(1) Excludes 3,310,167 shares of common stock issuable pursuant to the exercise of stock options and warrants outstanding as of June 30, 1999, at a weighted average exercise price of $3.31 per share, 1,908,041 of which were exercisable as of June 30, 1999.

                                    DILUTION

     At June 30, 1999, our net tangible book value was approximately $4.5 million or $.22 per share. Net tangible book value per share represents the amount of our total tangible assets less total liabilities divided by the number of shares of common stock outstanding at June 30, 1999.

     Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of common stock offered by this prospectus and the net tangible book value per share of common stock immediately after completion of the offering. After giving effect to the sale of the 4,000,000 shares of common stock at the initial public offering price of $6 per share and deducting the underwriting discount and commission and estimated offering expenses payable by us, our net tangible book value at June 30, 1999 would have been $26.1 million or $1.08 per share. This represents an immediate increase in net tangible book value of $0.86 per share to existing stockholders and an immediate dilution in net tangible book value of $4.92 per share to new investors purchasing common stock offered by this prospectus. These changes are illustrated in the following table:

Initial public offering price per share.....................          $6.00
  Net tangible book value per share at June 30, 1999........  $ .22
  Increase per share attributable to new investors..........   0.86
                                                              -----
Net tangible book value per share after this offering.......           1.08
                                                                      -----
Pro forma dilution per share to new investors...............          $4.92
                                                                      =====

     The following table summarizes the difference between the existing stockholders and the purchasers of shares of common stock offered by this prospectus with respect to the number of shares purchased from us, the total consideration paid and the average price per share paid.

                               SHARES PURCHASED(1)      TOTAL CONSIDERATION(2)
                              ----------------------    ----------------------    AVERAGE PRICE
                                NUMBER       PERCENT      AMOUNT       PERCENT      PER SHARE
                              -----------    -------    -----------    -------    -------------
Existing Stockholders.......   20,282,076       84%     $11,606,000       33%         $ .57
New Investors...............    4,000,000       16       24,000,000       67           6.00
                              -----------      ---      -----------      ---
     Total..................   24,282,076      100%      35,606,000      100%
                              ===========      ===      ===========      ===

-------------------------
(1) The number of shares excludes 3,310,167 shares of common stock issuable pursuant to the exercise of stock options and warrants outstanding as of June 30, 1999, at a weighted average exercise price of $3.31 per share, 1,908,041 of which were exercisable as of June 30, 1999. To the extent options or warrants are exercised, there will be further dilution to new investors. See Note 10 to the Consolidated Financial Statements.

(2) Does not reflect any deductions for commissions or expenses paid or incurred in connection with the issuance of such shares of common stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The consolidated statements of operations data and balance sheets data for each of the fiscal years shown below include the operations of Collectors Universe Inc. and its predecessor, Professional Coin Grading Service, Inc. The consolidated statements of operations data for the fiscal year ended, and balance sheet data at June 30, 1999, also include the operations of Lyn F. Knight Rare Coins, Inc. and Kingswood Coin Auctions, LLC from February 5, 1999, when those operations were acquired by Collectors Universe. The consolidated statements of operations data for each of the fiscal years in the three years ended June 30, 1999, and the balance sheets data at June 30, 1998 and 1999 are derived from consolidated financial statements that have been audited by Deloitte & Touche LLP, independent accountants, and are contained elsewhere in this prospectus. The consolidated statements of operations data for the fiscal years ended June 30, 1995 and 1996, and the balance sheets data at June 30, 1995, 1996 and 1997 are derived from consolidated financial statements that also have been audited but are not contained in this prospectus. The following data should be read in conjunction with our consolidated financial statements and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                                        FISCAL YEAR ENDED JUNE 30,
                                                               --------------------------------------------
                                                                1995     1996     1997     1998      1999*
                                                               ------   ------   ------   -------   -------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA(1)
Net revenues................................................   $9,265   $8,432   $9,393   $10,989   $22,563
Cost of revenues............................................    2,451    2,623    2,651     2,915     8,654
                                                               ------   ------   ------   -------   -------
Gross profit................................................    6,814    5,809    6,742     8,074    13,909
Operating expenses:
  Supplier compensation cost(2).............................       --       --       --        --     1,244
  Selling, general and administration.......................    3,853    5,277    6,228     7,168    13,461
                                                               ------   ------   ------   -------   -------
    Total operating expenses................................    3,853    5,277    6,228     7,168    14,705
Operating income (loss).....................................    2,961      532      514       906      (796)
Other income (expense):
Interest income (expense), net..............................      (62)      72       34        26        30
Minority interest...........................................       --      (11)      (7)      (46)      (28)
                                                               ------   ------   ------   -------   -------
    Total other income (expense)............................      (62)      61       27       (20)        2
                                                               ------   ------   ------   -------   -------
Income (loss) before provision (benefit) for income taxes...    2,899      593      541       886      (794)
Provision (benefit) for income taxes(3).....................       43        9       36        13      (624)
                                                               ------   ------   ------   -------   -------
Historical net income (loss)(4).............................   $2,856   $  584   $  505   $   873   $  (170)
                                                               ======   ======   ======   =======   =======
Historical net income (loss) per share, basic and diluted...   $ 0.18   $ 0.04   $ 0.03   $  0.05   $ (0.01)
                                                               ======   ======   ======   =======   =======
Weighted average shares outstanding:
  Basic and diluted.........................................   16,565   16,154   16,217    16,064    17,644
PRO FORMA DATA(5):
Historical income (loss) before provision (benefit) for
  income taxes..............................................   $2,899   $  593   $  541   $   886   $  (794)
Pro forma provision (benefit) for income taxes(6)...........    1,160      237      216       354      (258)
                                                               ------   ------   ------   -------   -------
Pro forma net income (loss).................................   $1,739   $  356   $  325   $   532   $  (536)
                                                               ======   ======   ======   =======   =======
Pro forma net income (loss) per share.......................                                        $ (0.03)
                                                                                                    =======
Pro forma weighted average shares outstanding(7):
  Basic and diluted.........................................                                         18,107

                                                                               AT JUNE 30,
                                                               --------------------------------------------
                                                                1995     1996     1997     1998      1999
                                                               ------   ------   ------   -------   -------
                                                                              (IN THOUSANDS)
CONSOLIDATED BALANCE SHEETS DATA:
Cash and cash equivalents...................................   $2,312   $  542   $  372   $   612   $ 1,852
Working capital.............................................      (51)      50      346       975     2,316
Total assets................................................    5,114    2,075    2,513     3,104    15,540
Short-term debt.............................................    1,550       --       --        --        --
Total stockholders' equity..................................    2,487      861    1,070     1,562    10,098

-------------------------
 *  As restated, see Note 15 to the Consolidated Financial Statements.

(1) Historical Consolidated Statements of Operations Data are not comparable for all periods shown. On January 25, 1999 we acquired an additional 40% membership interest in Internet Universe LLC. Additionally, on February 5, 1999 we acquired the auction businesses of Lyn F. Knight Rare Coins, Inc. and Kingswood Coin Auctions LLC and acquired an additional 40% membership interest in Superior Sports Auctions LLC. See Note 3 to Consolidated Financial Statements.

(2) Represents a non-cash charge for stock options to purchase shares of our common stock granted to some of our collectible suppliers and content providers.

(3) In each of the fiscal years in the four year period ended June 30, 1998, the provision for income taxes was made for California state franchise taxes payable at a rate of 1.5% on income of California S corporations. The amount of the provision for fiscal 1999 includes both a provision for such California franchise tax for the period from July 1, 1998 through February 4, 1999 and a provision for federal and state corporate income taxes effective February 5, 1999, the date on which we became a C corporation for income tax purposes.

(4) Historical net income (loss) is not comparable for all periods shown due to the change from a non-taxable entity to a taxable entity effective February 5, 1999.

(5) Pro forma data presents income taxes computed as if we were subject to federal and state income taxes for fiscal years ended June 30, 1995 through June 30, 1999. See Note 2 to Consolidated Financial Statements.

(6) Amounts reflect adjustments for federal and state income taxes as if we had been taxed as a C corporation rather than an S corporation during all of the fiscal years presented above.

(7) Pro forma weighted average shares outstanding includes 463 shares which represents the number of shares which, when multiplied by the initial public offering price of $6.00, is required to replace the excess of capital withdrawn during fiscal 1999 in excess of earnings for this fiscal year.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read this section in combination with "Selected Financial Data" and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

OVERVIEW

     Collectors Universe provides authentication and grading services for rare coins and sportscards and authentication services for autographs. In most instances, fees for authentication and grading services are prepaid. We also conduct Internet, telephone and in-person auctions of rare coins, sportscards, sports memorabilia, rare currency, rare records and other high-end collectibles. Collectibles constituting approximately 85% of the aggregate sales prices of collectibles sold at our auctions are consigned to us by third parties and we receive commissions, usually from both sellers and buyers, when the consigned collectibles are sold. The remaining 15% have been purchased by us and upon resale we record the sales prices of those collectibles as revenues. In fiscal 1999 gross profits were approximately $1.2 million and gross margin was approximately 70% on sales of consigned collectibles, and gross profits were approximately $0.4 million and gross margin was approximately 13% on sales of purchased collectibles.

     It is our practice to extend discounts to qualified coin dealers that submit rare coins to us for authentication and grading. Those discounts are deducted from our gross revenues to arrive at net revenues. In fiscal 1999, these discounts declined as a percentage of gross revenues because of an increase in sportscard authentication and grading submissions on which we do not extend discounts and an increase in auction revenues that grew at a greater rate than did authentication and grading revenues.

     The gross margin on sales of consigned collectibles is significantly higher than the gross margin on sales of purchased collectibles, because we realize commissions on sales of consigned collectibles without having to incur any significant associated costs. By contrast, upon the sale of purchased collectibles, we record the costs of acquiring those collectibles which are usually a significant percentage of the selling price. As a result, the sale of purchased collectibles reduces our overall auction margins to a level that is below that realized for authentication and grading services. Consequently, our gross margin in future periods will depend not only upon the mix of auction revenues and grading revenues, but also upon the mix of consigned and purchased collectibles sold at auction.

     Collectors Universe was organized to enable PCGS, its predecessor corporation, to acquire additional businesses engaged in providing services to the collectibles markets. On February 5, 1999, we acquired the currency auction business of Lyn F. Knight Rare Coins, Inc. and the coin auction business of Kingswood Coin Auctions, LLC. These acquisitions were accounted for under the purchase method of accounting and accordingly, their operating results are included in our financial statements only for periods from the date of acquisition. In those transactions we issued a total of 17,310,585 of our shares to the stockholders of PCGS in exchange for their contribution to Collectors Universe of all of the shares of PCGS, thereby making PCGS a wholly owned subsidiary of Collectors Universe; issued a total of 760,000 of our shares and paid cash of $1.1 million to Lyn F. Knight to acquire the currency auction business of Lyn Knight Rare Coins, which we operate as a wholly owned subsidiary under the name "Lyn Knight Currency Auctions"; and issued a total of 190,000 of our shares and paid $1.0 million in cash to the owners of Kingswood Coin Auctions to acquire its rare coin auction business, which is now operated as a division of Professional Coin Grading Service. At the same time, we issued a total of 631,718 shares of our common stock to acquire the 40% minority ownership interest in Superior Sportscard Auctions and we issued 107,697 shares of our common stock to acquire the 5% minority ownership interest in Internet Universe, both of which were majority owned subsidiaries of PCGS. As a result, Superior Sportscard Auctions and Internet Universe are indirect, but wholly owned, subsidiaries of Collectors Universe.

     Some officers and directors of Collectors Universe also were owners of Kingswood Coin Auctions and as a result, received a proportionate share of the consideration that was payable to the Kingswood Coin Auctions' owners in the reorganization. Additional information regarding these acquisition transactions is set forth in Note 3 to the Consolidated Financial Statements.

     Prior to these acquisitions, PCGS was an S corporation for federal and state income tax purposes. It ceased to be an S corporation and became a C corporation on February 5, 1999 with the completion of the reorganization. In January 1999, while still an S corporation, PCGS declared a dividend payable to its stockholders in an aggregate amount of $2.2 million, which represented approximately 90% of the S corporation accumulated earnings that were taxed or taxable to PCGS' stockholders individually. The dividend was paid in cash in April 1999.

     Subsequent to the issuance of the fiscal 1999 Consolidated Financial Statements, management determined that the 55% interest in the Kingswood acquisition previously accounted for at carryover basis should be accounted for under purchase accounting as set forth in Note 3 to the Consolidated Financial Statements. In addition, management determined that the amortization periods for goodwill related to the Internet Universe and Kingswood acquisitions should be revised to five years from 15 years as set forth in Note 3 to the Consolidated Financial Statements, and that the estimate of fair value of the non-employee stock awards should be revised to incorporate increased volatility assumptions. Accordingly, the financial statements have been restated from amounts previously reported.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, financial data expressed as a percentage of net revenues:

                                                               FISCAL YEARS ENDED JUNE 30,
                                                              -----------------------------
                                                               1997       1998       1999
                                                              -------    -------    -------
Net revenues................................................   100.0%     100.0%     100.0%
Cost of revenues............................................    28.2       26.5       38.4
                                                               -----      -----      -----
Gross profit................................................    71.8       73.5       61.6
Operating expenses:
  Supplier compensation cost................................      --         --        5.5
  Selling, general & administrative expenses................    66.3       65.3       59.6
                                                               -----      -----      -----
     Total operating expenses...............................    66.3       65.3       65.1
                                                               -----      -----      -----
Operating income (loss).....................................     5.5        8.2       (3.5)
Interest income, net........................................     0.4        0.2        0.1
Minority interest...........................................    (0.1)      (0.4)      (0.1)
                                                               -----      -----      -----
Income (loss) before provision (benefit) for income taxes...     5.8        8.0       (3.5)
Provision (benefit) for income taxes(1).....................     0.4        0.1       (2.7)
                                                               -----      -----      -----
Net income (loss)...........................................     5.4%       7.9%      (0.8)%
                                                               =====      =====      =====

-------------------------
(1) Until February 5, 1999, PCGS, the predecessor of Collectors Universe, was an S corporation for income tax purposes and, therefore, taxes on its income were payable by its stockholders. The provision made for income taxes in fiscal 1997 and fiscal 1998 is the result of a 1.5% California franchise tax assessed on S corporations. On February 5, 1999, PCGS became a C corporation for income tax purposes and, as a result, we became responsible for paying taxes at federal and state corporate tax rates on income generated after that date.

COMPARISON OF YEARS ENDED JUNE 30, 1999, 1998 AND 1997

     NET REVENUES. Net revenues increased 105% to $22.6 million in fiscal 1999 from $11.0 million in the prior year. Authentication and grading revenues for coins and sportscards increased 84% to $17.7 million in fiscal 1999 from $9.6 million in fiscal 1998 primarily due to significantly higher sportscard authentication and grading submittals. Authentication and grading revenues represented 78% of total net revenues in fiscal 1999 and 87% in fiscal 1998. Auction revenues increased 250% to $4.9 million in fiscal 1999 from $1.4 million in fiscal 1998. Auction revenues represented 22% of total net revenues in fiscal 1999 and 13% in fiscal 1998. Internet auctions, which began in June 1998, accounted for 54% of our auction revenues in fiscal 1999. This increase was attributable to an increase in the number of collectibles auctions we conducted and an increase in the number of collectibles sold at each of our auctions. Also contributing to higher auction revenues for fiscal 1999 were auctions conducted by Lyn Knight Currency Auctions and Kingswood Coin Auctions subsequent to their acquisitions.

     Net revenues increased 17% to $11.0 million in fiscal 1998 from $9.4 million in fiscal 1997. Authentication and grading revenues increased 11% to $9.6 million in fiscal 1998 from $8.6 million in fiscal 1997, primarily as a result of increases in coin and sportscard authentication and grading submittals. Authentication and grading revenues represented 87% of total net revenues in fiscal 1998 and 92% in fiscal 1997. Auction revenues increased 81% to $1.4 million in 1998 from $766,000 in fiscal 1997, due primarily to the commencement of Internet auctions and to increases in rare record auction sales. Auction revenues represented 13% of total net revenues in fiscal 1998 and 8% in fiscal 1997.

     GROSS PROFIT. Gross profit increased by 72% to $13.9 million in fiscal 1999 from $8.1 million in fiscal 1998. This increase was attributable to an increase in authentication and grading and auction revenues. Our gross margin declined to 61.6% in fiscal 1999 from 73.5% in fiscal 1998. Auction segment gross margin declined to 33.6% in fiscal 1999 from 72.5% in fiscal 1998. This decrease resulted from a much higher mix of purchased collectibles versus consigned collectibles sold at our auctions. Our gross margin on consigned collectibles is much higher as we realize a commission on each sale, which is reported as revenue, while we do not incur any significant cost of revenues associated with these sales. For purchased collectibles sold, we report the sales prices of the collectibles sold as revenue and the cost of acquiring those collectibles as a cost of revenues. Gross margin on authentication and grading services declined in fiscal 1999 to 70.3% from 73.6% in fiscal 1998 because of higher associated costs.

     In fiscal 1998, gross profits increased by 19.8% to $8.1 million from $6.7 million in fiscal 1997. This increase was primarily attributable to increased auction segment revenue and associated higher gross profit margins. The gross margin on authentication and grading services increased marginally to 73.6% in fiscal 1998 from 72.5% in fiscal 1997, as a result of an increase in sportcard authentication and grading submittals. Auction segment gross margin increased to 72.5% in fiscal 1998 from 63.7% in the prior fiscal year, due primarily to the commencement of Internet auctions and to increases in rare record auction sales.

     SUPPLIER COMPENSATION EXPENSE. In fiscal 1999, we incurred a non-cash expense of $1,244,000 that was attributable to grants of stock options to experts for their agreements to supply collectibles or content over multi-year periods.

     SELLING, GENERAL AND ADMINISTRATION. Selling, general and administration expenses primarily include wages and payroll related expenses, advertising and promotional expenses, goodwill amortization, travel and entertainment costs, facility rental expenses and security related charges. SG&A increased 88% to $13.5 million in fiscal 1999, as compared with $7.2 million in fiscal 1998. In fiscal 1999, we increased expenditures to enhance the look and the functionality of our Internet website, added to our management and upgraded information systems to support the growth of our authentication and grading and auction businesses, and recorded amortization expense arising from the business acquisitions we completed in February 1999. However, as a percentage of net revenues, SG&A expenses declined to 59.6% in fiscal 1999 as compared with 65.3% in fiscal 1998. SG&A, as a percentage of net revenues, for authentication and grading services declined to 43.1% in fiscal 1999 from 47.3% in fiscal 1998, as higher volume levels in fiscal 1999 provided operating efficiencies. SG&A attributable to our auction business rose as a percentage of net revenues to 110.6% in fiscal 1999 from 101.6% in fiscal 1998 primarily due to increased personnel and associated wages incurred to further develop our Internet website. Also contributing to lower SG&A as a percentage of net revenues in fiscal 1999 was a decrease in unallocated corporate overhead expenses to 2.5% from 11.0% in fiscal 1998. Since expenses of this nature are allocated based on the mix of net revenues between grading and authentication on the one hand and auctions on the other hand, the increase in auction revenues in fiscal 1999 enabled us to allocate a larger portion of such expenses to our auction segment than in prior years.

     SG&A expenses increased to $7.2 million in fiscal 1998, from $6.2 million in the prior fiscal year, primarily because of increased expenditures to enhance our Internet website and increases in the number of auctions conducted in fiscal 1998. As a percentage of net revenues, SG&A expenses declined slightly in fiscal 1998 to 65.3% from 66.3% in fiscal 1997. As a percentage of net revenues, SG&A attributable to authentication and grading services declined to 47.3% in 1998 from 64.0% in 1997. Partially offsetting this decline was higher SG&A attributable to our auction business which increased as a percentage of net revenues to 101.6% in fiscal 1998 from 68.1% in fiscal 1997 and unallocated operating expenses which increased to 11.0% in fiscal 1998 from 2.0% in fiscal 1997. The increase in unallocated operating expenses in fiscal 1998 was primarily attributable to the fact that SG&A expenses associated with our auction business grew at a greater rate than did net revenues from that business. In fiscal 1998, the corporate expense component of SG&A was allocated between our two business segments. In prior fiscal years, corporate expense was allocated solely to our authentication and grading segment because auction revenues were not significant.

     Subsequent to June 30, 1999, we entered into a lease for a new 54,000 sq. ft. facility that will consolidate all California-based operations in April 2000. We anticipate that SG&A expense, following the move, will be approximately $500,000 per year higher due to increased rent we will be paying under the new lease as compared with the rent that we are paying under our current leases. We also expect to incur relocation costs. See Note 12 to the Consolidated Financial Statements contained elsewhere in this prospectus.

     MINORITY INTEREST. During fiscal 1999, we acquired the minority ownership interests in two businesses in which we were the majority owners, making those businesses wholly owned subsidiaries. Under applicable accounting principles, for periods prior to our acquisition of those minority interests, we included the operating results of those businesses, in their entirety, in our consolidated statements of income, and then reduced our consolidated income by the minority owners' share of those earnings. See Note 3 to Consolidated Financial Statements.

     INCOME TAXES. The provision for income taxes in fiscal 1997 and 1998 are attributable to a California franchise tax of 1.5% on the earnings of our predecessor S corporation. For periods from February 5, 1999, our income tax liability was determined on the basis of the applicable federal and state corporate rates at which C corporations are taxed. As a result, the provision for fiscal 1999 included both a provision for California franchise tax at 1.5% and federal and state corporation income taxes at applicable C corporation tax rates. The tax benefit of $624,000 recorded in fiscal 1999 was attributable to deferred tax assets recorded on our conversion to a C corporation and losses from operations incurred subsequent to that conversion.

QUARTERLY RESULTS OF OPERATIONS AND SEASONALITY

     The following table presents unaudited quarterly financial information for each of the eight quarters beginning September 30, 1997 and ending on June 30, 1999. The information has been prepared by us on a basis consistent with our audited financial statements appearing elsewhere in this prospectus. The information includes all necessary adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair presentation of the unaudited quarterly results when read in conjunction with the consolidated financial statements and the notes thereto appearing elsewhere in this prospectus. These operating results are not necessarily indicative of results that may be expected for any subsequent periods. We expect our operating results to fluctuate in the future due to a number of factors which are outside of our control.

                                                                              QUARTER ENDED
                                         ---------------------------------------------------------------------------------------
                                         SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,
                                           1997        1997       1998       1998       1998        1998      1999*      1999*
                                         ---------   --------   --------   --------   ---------   --------   --------   --------
                                                                             (IN THOUSANDS)
Net revenues...........................   $2,475     $  2,575   $  2,780   $  3,159    $3,957      $4,194     $6,193    $ 8,219
Cost of revenues.......................      646          712        719        838     1,337       1,515      1,869      3,933
                                          ------     --------   --------   --------    ------      ------     ------    -------
Gross profit...........................    1,829        1,863      2,061      2,321     2,620       2,679      4,324      4,286
Operating expenses.....................    1,545        2,095      1,614      1,914     2,378       2,737      3,612      5,978
Operating income (loss)................      284         (232)       447        407       242         (58)       712     (1,692)
Interest income (expense), net.........        5            8          4          9         6           7        (13)        30
Minority interest......................      (51)         (35)        (9)        49       (32)        (12)        16         --
                                          ------     --------   --------   --------    ------      ------     ------    -------
Income (loss) before provision
  (benefit) for income taxes...........      238         (259)       442        465       216         (63)       715     (1,662)
Provision (benefit) for income taxes...       --           16         --         (3)        3          (1)        93       (719)
                                          ------     --------   --------   --------    ------      ------     ------    -------
Net income (loss)......................   $  238     $   (275)  $    442   $    468    $  213      $  (62)    $  622    $  (943)
                                          ======     ========   ========   ========    ======      ======     ======    =======

-------------------------
 *  As restated, see Note 15 to the Consolidated Financial Statements.

     We will be reporting net revenues for the first quarter of fiscal 2000 of approximately $9.0 million, as compared to $4.0 million for the same quarter of fiscal 1999, an increase of 125%. Grading and authentication revenues grew by approximately 70% and represented 66% of our net revenues. Auction revenues grew by approximately 550% and represented 34% of net revenues. By comparison, in the first quarter of fiscal 1999, revenues from authentication and grading accounted for 88% of net revenues and auction revenues accounted for 12% of net revenues. Approximately $1.0 million of our auction revenues in the first quarter of fiscal 2000 were generated by Kingswood Coin Auctions and Lyn Knight Currency Auctions, which we acquired in February 1999 and the operating results of which were first reflected in our operating results subsequent to the first quarter of fiscal 1999.

COMPARISONS OF QUARTERLY OPERATING RESULTS

     NET REVENUES. Net revenues grew modestly during the first three quarters of fiscal 1998, primarily as a result of increased authentication and grading submittals of sportscards and, to a lesser extent, of coins. Beginning with the fourth quarter of fiscal 1998 and continuing throughout fiscal 1999, net revenues grew more rapidly due largely to the combination of continuing increases in sportscard and coin authentication and grading submittals and increases in the number of collectibles auctions that we conducted, which resulted in increases in auction segment revenues. In addition, the acquisition of Lyn Knight and Kingswood contributed approximately $600,000 to auction segment revenues.

     GROSS PROFIT. Gross margin remained relatively constant during the four quarters of fiscal 1998, as costs of revenues increased at approximately the same rate as net revenues. Gross margin declined in each of the four quarters of fiscal 1999, in comparison to the corresponding quarters of fiscal 1998 due primarily to increases, as a percentage of net revenues, in auction sales of purchased collectibles on which, for the reasons explained above in the Overview section of Management's Discussion and Analysis, we realize lower margins than on sales of consigned collectibles.

     OPERATING EXPENSES. SG&A expenses increased in each of the quarters of fiscal 1999, as compared to the corresponding quarters of fiscal 1998, due largely to increases in expenditures to enhance the look and the functionality of our Internet website, add to our management and upgrade our information systems to support the growth of our authentication and grading and auction businesses. As a percentage of net revenues, SG&A expenses in the first three quarters of fiscal 1999 were lower than in the corresponding three quarters of fiscal 1998, due largely to the fact that net revenues increased at a rate greater than the SG&A expenses. In the second quarter of fiscal 1998, operating expenses increased to 81% of net revenues because of higher bad debt charges, professional fees and consulting expenses. As a result of non-cash compensation expense recorded for options granted to suppliers in the fourth quarter of fiscal 1999, operating expenses increased as a percentage of net revenues in that quarter, as compared to the same quarter of fiscal 1998 during which no such options were granted. Also, in the third and fourth fiscal quarters of 1999, charges for goodwill amortization increased as the result of acquisitions consummated in February 1999.

     INCOME TAXES. PCGS, the predecessor of Collectors Universe, was an S corporation for federal and state income tax purposes and, therefore, except for the assessment of a California franchise tax of 1.5% on the earnings of S corporations, PCGS stockholders, rather than PCGS, paid taxes on income prior to February 5, 1999. As a result, the provisions and tax benefits for each of the quarters in fiscal 1998 and the first two quarters of fiscal 1999 were not material in amount. We became a C corporation and, therefore, became obligated to pay federal and state income taxes at corporate rates beginning February 5, 1999. As a result, the provision for income taxes of $93,000 in the third quarter of fiscal 1999 reflects the income tax obligation at corporate tax rates for the period from February 5, 1999 to March 31, 1999. In the fourth quarter of fiscal 1999, we recorded an income tax benefit, computed at corporate income tax rates, that was largely attributable to the pre-tax loss incurred in that fiscal quarter.

     OTHER FACTORS THAT MAY AFFECT FUTURE QUARTERLY RESULTS. We expect to experience quarterly variations in our net revenues as a result of a number of factors, including the number and size of the premium auctions that we conduct, the dates of major coin and sports conventions at which we authenticate and grade coins and sportscards submitted by persons attending those conventions, overall increases in authentication and grading submittals and expansion of our e-commerce website, www.collectors.com. In addition, it has been our experience that authentication and grading submissions tend to be somewhat lower in the holiday period between Thanksgiving and New Year's Day, than during other periods of the year.

LIQUIDITY AND CAPITAL RESOURCES

     Prior to fiscal 1999, we financed our operations and capital requirements through cash flows generated from operations. In fiscal 1999, we sold approximately 1.3 million common shares in a private placement and raised net proceeds of $6.4 million. Proceeds from this private placement were used to fund the PCGS cash dividend declared prior to the reorganization, to extinguish debt incurred for the acquisitions completed in fiscal 1999 and to provide additional working capital to fund the growth of our business. Working capital was $2.3 million at June 30, 1999 and $975,000 at June 30, 1998.

     Cash provided by operating activities was $823,000 in fiscal 1998 compared with $811,000 in fiscal 1999. In fiscal 1999, cash was used primarily to fund increases in accounts receivable and purchases of collectibles for purposes of resale at our auctions, whereas cash was provided by increases in accounts payable and in deferred revenue. In fiscal 1999, we used $1.5 million of cash for investing activities, including funds used for the fiscal 1999 acquisitions and for computer related capital expenditures. We expect capital expenditures to be approximately $1.0 million in fiscal 2000 and we are obligated to make minimum royalty payments starting at $125,000 and escalating to $292,000 per year over the next five years. We will be relocating to a new facility during the fourth fiscal quarter of fiscal 2000 and it may become necessary to fund a portion of the tenant improvements and other relocation costs in connection with that move.

     Our March 1999 private placement of shares provided cash in the amount of $6.4 million.

     Early in fiscal 1999, PCGS paid an S corporation dividend of $400,000 to its stockholders. We also used $2.2 million of the cash from the private placement to pay an S corporation dividend declared by PCGS in January 1999. We currently do not have a credit facility and, therefore, we do not have any borrowing availability.

     We estimate that we would have sufficient cash to fund operations for the next twelve months and the foreseeable future without the proceeds from the offering, based upon our historical operating margins and working capital requirements for our authentication and grading and auction segments. However, the amount of our cash requirements beyond twelve months will be affected by several factors, including our growth rate, our expansion into other collectible grading and capital expenditures to enhance the capacity and functionality of our computer systems. Depending on our growth and cash requirements, we may require additional financing in the future through conventional bank financing or sales of debt or equity securities. Such financing may or may not be available or may be dilutive. Our ability to obtain additional financing will depend on our operating results, financial condition, future business prospects and conditions then prevailing in the relevant capital markets.

YEAR 2000 ISSUE

     Many currently installed computer systems and software products are dependent upon internal calendars. However, most of those systems and products were coded to accept only two digit entries in the date code field. As a result, unless those computer software systems and products are upgraded or modified to accept four digit entries in their date code fields, computer errors and failures could occur when processing date sensitive information beginning with the year 2000.

     We have developed and use proprietary software, in the grading of rare coins and sportscards that is not yet year 2000 compliant. We expect to complete the required modifications to make those products year 2000 compliant and to complete verification testing by the end of October 1999. We estimate that the cost to make our proprietary software year 2000 compliant will be approximately $50,000. Nevertheless, in the event that we encounter any disruptions in the operation of that software due to year 2000 issues, we believe our coin and sportscard graders have sufficient knowledge, skills and experience to continue providing grading services without the operation of our computerized grading system until those issues are resolved. However, during such a period, the time required to grade coins and sportscards would increase and, as a result, we would experience a reduction of our revenues.

     In addition to our internally developed software, we utilize software and hardware developed by third parties for both our network and internal information systems. To date, we have not performed any testing of these third party software products to determine year 2000 compliance. We have, however, obtained a "statement of Year 2000 compliance" in writing from all of our critical third party providers for computer hardware, computer software and communication equipment.

     We rely on third party network infrastructure providers to gain access to the Internet. In a reasonable worst case scenario, if such providers experienced business interruptions as a result of any year 2000 issues, our ability to maintain access to and the functionality of our website could be impaired, which could require us to incur unanticipated expenses and disrupt our auction business and our ability to process customer credit card transactions. Such expenses and disruptions could have a material adverse effect on our business, results of operations and financial condition. We do not presently have a contingency plan in place if one of our third party providers, such as Internet backbone providers, should experience system failure due to failure to comply with year 2000 issues, and we do not intend to establish such a contingency plan.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income. SFAS 130 requires that all components of comprehensive income, including net income, be reported in the financial statements in the period in which they are recognized. SFAS 130 is effective for fiscal years beginning after December 15, 1997. There was no difference between our net income and total comprehensive net income for the years ended June 30, 1998 and 1999.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information". SFAS No. 131 establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosure about products and services, geographic areas and major customers. We adopted SFAS No. 131 on July 1, 1998. We conduct our business activity principally in two service segments: the authentication and grading of collectibles and auctions of collectibles.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133), which the Company is required to adopt effective for its fiscal year beginning July 1, 2001. SFAS No. 133 will require the Company to record all derivatives on the balance sheet at fair value. We do not have any derivative instruments nor do we engage in hedging activities. Therefore, the adoption of SFAS No. 133 is not expected to have an impact on our financial position, results of operations or cash flows.

     In March 1998, the Accounting Standards Executive Committee issued Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which provides guidance on accounting for the cost of computer software developed or obtained for internal use. This Statement of Position is effective for financial statements for fiscal years beginning after December 15, 1998. We are currently evaluating the impact of This Statement of Position on our financial statements and related disclosures.

                                    BUSINESS

COLLECTORS UNIVERSE

     Collectors Universe is a full-service provider of value-added services to dealers and collectors of coins, sportscards, sports memorabilia, rare currency and rare records.

     Our reputation and the breadth of our value-added services provide collectors and dealers with the confidence to buy and sell high-end collectibles sight-unseen over the Internet. Our suite of services, content and commerce also makes the collecting experience more exciting and memorable.

     - Service. We authenticate the genuineness of collectible coins, sportscards and autographs and we grade the quality of collectible coins and sportscards in accordance with consistently applied uniform standards, so that buyers can have the assurance that the collectibles they are purchasing are genuine and are of the quality represented by the sellers.

     - Content. We compile and publish authoritative information about the rarity, quality and trading history of high end collectibles that make collectors and dealers more informed purchasers and sellers and which adds to the excitement of the collecting experience.

     - Commerce. We operate an online marketplace, at www.collectors.com., where collectors and dealers buy and sell high-end collectibles at our auctions and where they can access the information we publish before making their purchase and sale decisions. We currently have approximately 90,000 users who are approved to participate in our Internet auctions. Visitors to our website spend an average of 14 minutes per visit. In addition, we conduct weekly auctions, and periodic premium auctions at which we sell especially rare or valuable high-end collectibles.

     An increasing number of our auctions are conducted in a multi-venue format, simultaneously over the Internet, by telephone and in person. These auctions enable buyers to choose the manner in which they prefer to participate in our auctions.

     We generate revenues from fees paid for authentication and grading services provided to our customers, typically ranging from $8 to $40 per item. We also generate revenues from commissions paid by both buyers and sellers when we sell collectibles that have been consigned to us, the total of which generally ranges from 10% to 20% of the sale prices of the collectibles, and from the resale of purchased collectibles equal to the prices at which they are sold.

INDUSTRY BACKGROUND

     DEVELOPMENT OF COLLECTIBLES MARKETS. The sight-unseen market for high-end coins was practically non-existent prior to the development of consistently applied uniform quality grading standards. Previously, buyers needed to actually see a coin before purchase to determine whether its quality justified the asking price. Even when buyers could view coins before purchase, they often lacked the knowledge to determine, with confidence, the authenticity or quality of a coin. As a result, a system for grading coins developed among dealers by which they used either descriptive terms, such as "uncirculated," "brilliant uncirculated" and "gem brilliant uncirculated," or a numerical scale ranging from 1 to 70, with higher numbers denoting a higher quality. However, whether using a descriptive or numeric system, grading varied significantly from dealer to dealer, depending on a dealer's subjective criteria. Moreover, dealers were hardly disinterested or independent since, as the buyers or sellers of the coins they were grading, they stood to benefit financially from the assignment of a particular grade. As a result, grading standards were often inconsistently applied and many collectors were vulnerable to fraudulent practices. These conditions severely limited the growth of the rare coin market and created a barrier to the participation of new collectors who lacked the expertise necessary to buy and sell with confidence.

     In response to these conditions, in 1986 we instituted the practice of employing expert graders who were independent of the buyers and sellers of coins, thereby providing impartiality in the grading process. We established consistent standards of quality measured against an actual "benchmark" set of coins kept at our office, and we provided a warranty as to the accuracy of our authentication and grading. We placed each graded coin in a tamper-evident holder, so that any prospective buyer would know that it is a PCGS authenticated and graded coin.

     As a result, dealers were able to trade PCGS graded coins sight-unseen and an electronic teletype network called the Certified Coin Exchange developed and was used by dealers to buy and sell rare coins electronically before the Internet became viable. In addition, we began to provide a range of authoritative content on coin collecting to inform and communicate with the collector community including guides that tracked the price and rarity of PCGS graded coins.

     In the sportscard market, misrepresentations of authenticity and quality were also a barrier to market growth. Using the skills and credibility we established with PCGS in the coin market, we instituted a similar authentication and grading system for sportscards. Our authentication and grading services improved the marketability of sportscards by removing the barrier created by misrepresentations of authenticity or quality. The sportscard market continuously creates new collectibles as card companies produce new cards and variations. Moreover, athletes create interest or they achieve new records and milestones. Each time an athlete establishes a new record or rises in popularity, demand for authentication and grading for that athlete's cards increases. Although the most valuable cards are the vintage cards from players such as Mantle, DiMaggio and Ruth, modern cards have become very popular as collectors try to obtain the cards of new generations of stars.

     We believe that today the markets for autographs, records, stamps and other collectibles are positioned much like coins and sportscards were positioned prior to the establishment of accepted authentication and grading practices. As buying and selling of collectibles over the Internet becomes more common, we believe that there will be increased demand for authentication and grading services and that collectors will be willing to pay a premium for collectibles that have been authenticated and graded.

     GROWTH OF INTERNET COMMERCE AND THE ONLINE AUCTION MARKETPLACE. Dealers and collectors have traditionally used classified advertisements, collectibles shows, auction houses, local dealer shops, garage sales and flea markets to purchase and sell collectibles. These markets are highly inefficient because:

     - they are fragmented and local in nature, which limits the variety of items available and makes it difficult and expensive for buyers and sellers to meet;

     - buyers often lack the information needed to determine the quality or value of the goods being sold; and

     - transaction costs for any single transaction are often relatively high due to the number of intermediaries involved.

     The Internet offers an opportunity to create a compelling global marketplace that overcomes the inefficiencies associated with these traditional trading forums while offering the benefits of Internet-based commerce. An Internet-based trading market facilitates the listing of items for sale, the exchange of information, the interaction of buyers and sellers and ultimately the consummation of transactions. The Internet also offers significant convenience, allowing trading at all hours and providing continually-updated information. As evidenced by the increasing number of auction transactions conducted over the Internet, we believe that the Internet has been accepted as a valid forum for conducting auctions.

     However, particularly with respect to high-end collectibles, Internet commerce raises concerns about the authenticity of items, the credibility of buyers and sellers, the legitimacy of bids and the delays and risks involved in the shipment of collectibles to buyers and in the payment of sales proceeds to sellers.

THE HIGH-END COLLECTIBLES MARKET OPPORTUNITY

     We believe that the high-end collectibles market will continue to grow as a result of increased nostalgia for memorabilia, an increase in leisure and disposable income, the desirability of owning collectibles and investor confidence that collectibles will appreciate in value. We also believe that the convenience and efficiency of the Internet will stimulate further substantial growth in the high-end collectibles market. It is also our view that this growth is dependent upon the availability of reliable authentication and grading services, authoritative information necessary to value collectibles and a trading forum that enables buyers and sellers of collectibles to maximize the value of their collectibles. As a provider of these services to the collectibles markets, we have the opportunity to benefit directly from such growth in terms of increased demand for our services.

     THE AUTHENTICATION REQUIREMENT. Dealers and collectors demand to know that the high-end collectibles they are buying are genuine. The expertise, impartiality, credibility and reputation of an authenticator are critical to the willingness of buyers to purchase high-end collectibles sight-unseen. This is particularly important for collectibles which are more easily forged and counterfeited, such as autographs.

     THE GRADING REQUIREMENT. Quality is a key factor in determining value. In order to determine a collectible's quality collectors need consistently applied uniform grading standards as well as assurances that collectibles have not been tampered with or artificially enhanced. For example, on our PSA scale from 1 to 10, a 1952 Mickey Mantle baseball card graded PSA 8 recently sold for $31,050, while the same card graded PSA 10 recently sold for $160,000. The expertise, impartiality, credibility and reputation of the organization grading the collectible is therefore critical to the willingness of buyers to purchase high-end collectibles sight-unseen.

     THE INFORMATION REQUIREMENT. Access to authoritative information, compiled by a credible third party, is critical to enable buyers and sellers to make informed decisions regarding the value of collectibles. Before completing a transaction, collectors use this information to assess the characteristics that affect the value of a collectible, including:

     - rarity;

     - historical and recent selling prices;

     - quality or grades; and

     - the identification of sets and series of collectibles, such as sportscards of baseball Hall of Fame pitchers.

Therefore, we believe informed buyers and sellers are crucial to the development and maintenance of a strong and efficient collectibles marketplace. Additionally, information about the origins of a collectible, or about the people and events with which a collectible is associated, enhances its marketability and value and increases the enjoyment of the collecting experience for both buyers and sellers.

     THE COMMERCE REQUIREMENT. Dealers and collectors need a readily available and dependable marketplace within which to purchase and sell their collectibles sight-unseen. The Internet has enabled the creation of a much more efficient and less costly marketplace for collectibles. Despite the accessibility and convenience of the Internet, dealers and collectors who buy and sell over the Internet still have concerns with respect to the authenticity of collectibles, the credibility of participants, the legitimacy of bids, the delays and risks involved in the shipment of collectibles to buyers and in the payment of sales proceeds to sellers.

THE COLLECTORS UNIVERSE SOLUTION

     We believe that we provide a full-service solution for buyers and sellers of high-end collectibles. We also believe that the number of items, participants and transactions in the collectibles markets will increase to the extent that the authentication, grading, information and commerce requirements are addressed. Our services provide collectors and dealers with authentication, grading and authoritative information in addition to multi-venue auctions of an extensive selection of high-end collectibles.

     Our authentication and grading services provide a collector with confidence that the collectible is genuine and that its quality is as represented. When combined with the scarcity and pricing information that we compile and publish, our services substantially eliminate the need to personally inspect collectibles and facilitate their sale sight-unseen at prices approximating in-person auction prices. For example, The Coin Dealer Newsletter, a leading independent newspaper reporting on the collectibles coin market, has consistently reported over the past two years that, on average, coin dealers would purchase sight-unseen a coin graded by Collectors Universe for approximately 93% of the price that would be paid following the physical inspection of a coin of comparable quality, as compared with an average of approximately 80% for a coin authenticated and graded by our closest grading competitor and an average of no more than 67% for a coin authenticated and graded by any other of our major competitors.

     Our full-service solution provides answers to the following fundamental questions commonly asked by collectors:

     MARKET REQUIREMENT                               SOLUTION
     ------------------                               --------
"Is it real?"                   We can determine whether your collectible is fake or
                                real.
"What's the quality?"           We assign a grade to your collectible based upon
                                consistently applied uniform quality standards.
"What's the value?"             We compile and publish price guides and rarity
                                reports which contain authoritative information
                                concerning rarity, historic and recent selling prices
                                and historical origins of collectibles.
"How do I buy or sell it?"      We conduct auctions where you can buy or sell
                                collectibles in a multi-venue format with the benefit
                                of our information services.

     By providing these solutions to the collectible markets, we facilitate sight-unseen commerce for high-end collectibles.

OUR BUSINESS STRATEGY

     Our objective is to become the full-service marketplace of choice for high-end collectibles. To achieve this objective we intend to:

     MARKET OUR AUCTION SERVICES TO OUR AUTHENTICATION AND GRADING
CUSTOMERS. Our reputation for accuracy in authentication and grading of high-end collectibles as well as our focus on providing a full complement of services allows us to attract serious collectors to our auctions. Our auction services include describing and photographing the item, marketing and creating catalogues, selecting an optimal auction venue, advertising and fulfillment to ensure completion of transactions.

     CROSS-SELL OUR SERVICES AND PRODUCTS TO OUR ESTABLISHED CUSTOMER BASE. Our experience has shown that collectors of one kind of collectible frequently are interested in other types of collectibles. We therefore intend to cross-sell our services and products to our customer base of dealers and collectors.

     PENETRATE OTHER COLLECTIBLES MARKETS. There are other high-end collectibles markets in which growth has been hampered due to the absence of independent authentication and grading services. We intend to use our reputation and expertise in authentication and grading to penetrate such markets, such as the rare stamp market. Recently, PSA/DNA inaugurated a program to certify the authenticity of autographs to enable dealers and collectors to trade autographs sight unseen. We also believe that authentication, grading and information services can be extended to other collectibles to attract new groups of collectors to use our services. In addition, we may choose to sublicense our DNA technology to help manufacturers authenticate their collectibles products.

     EXPAND RECOGNITION OF THE COLLECTORS UNIVERSE(R)BRAND. We have established recognizable brands within select collectibles markets, including PCGS, PSA, Lyn Knight Currency Auctions and Good Rockin' Tonight. We intend to use the reputations of these brands to promote Collectors Universe as the premier brand in the high-end collectibles industry. In addition, we are launching new services under our Collectors Universe brand name such as One-of-a-Kind auctions which are unique, create excitement and attract press coverage.

     USE PROPRIETARY TECHNOLOGY TO EXPAND AND ENHANCE THE SERVICES WE
PROVIDE. We intend to use new technologies, such as our exclusively licensed DNA authentication technology, to enhance our existing services and to facilitate the marketability of additional kinds of collectibles. The use of our DNA technology will also facilitate the identification of limited edition collectibles of all kinds. In addition, we have developed proprietary software which increases the efficiency and accuracy of our coin grading operations while reducing costs in the handling of consigned items.

SERVICES

     We provide authentication and grading services to the coin and sportscard markets. In addition, we verify the authenticity of autographs and sports memorabilia. As an independent authenticator and grader of collectibles, we provide increased peace of mind for buyers and sellers, particularly those who buy and sell collectibles sight-unseen. The written warranty that we extend with each coin or sportscard that we authenticate or grade adds to the credibility of our services. Our expertise in grading and authenticating coins, sportscards, autographs and sports memorabilia provides us with both the capabilities and the credibility to penetrate other high-end collectibles markets.

     PROFESSIONAL COIN GRADING SERVICE. Since our inception in 1986, we have graded more than 5.9 million coins with a declared insured value of more than $8.5 billion. We authenticate and grade approximately 40,000 coins per month and, depending on the customer's requested turnaround time, we typically charge between $12 and $40 per coin for this service. We have graded, either before or after sale, four of the five highest priced U.S. coins ever sold at public auction, including an 1804 silver dollar that was purchased for approximately $4.1 million. We also have been named as the official grading service of the Professional Numismatists Guild, the most prominent national coin dealer trade organization.

     At PCGS, the grading of coins is a very exacting and standardized process. We receive coins from dealers and collectors and enter them into our proprietary computerized inventory system which tracks the coins at every stage of the grading process. The coins are graded by experts with years of coin grading experience who follow our benchmarked grading standards. Coins enter the grading process without any markings that could identify the owner of the coin ensuring that our graders are completely objective. Graders also examine the coins independently from one another. Based upon the type of coin and the results of the grading process, our proprietary software determines whether additional graders will examine the coin to assign a final grade. The coin is then sonically sealed in our specially designed holder which also encases the grade, the description of the coin and the PCGS hologram and brand name. The coin, grade and description are then verified by one or more experts who have the authority to resubmit the coin for further review, if necessary. Only after the grading phase is complete is the coin reunited with its invoice, thus keeping the grading process independent of the identity of the owner and the history of the coin.

     The number of coins submitted to us for authentication and grading over the last two fiscal years is shown below.
[Number of Coins Graded by Fiscal Quarter graphic]

                           DECEMBER 31,      MARCH 31,                     SEPTEMBER 30,   DECEMBER 31,      MARCH 31,
SEPTEMBER 30, 1997             1997            1998        JUNE 30, 1998       1998            1998            1999
------------------         ------------      ---------     -------------   -------------   ------------      ---------
93325                         100602          109198          125327          112516          122337          129645


SEPTEMBER 30, 1997         JUNE 30, 1999
------------------         -------------
93325                         156957

     PROFESSIONAL SPORTS AUTHENTICATOR. We typically charge between $8 and $40 per card for our authentication and grading service, depending on the customer's requested turnaround time. We employ similar authentication and grading procedures and provide warranties of accuracy that are similar to the procedures employed and warranties given in authentication and grading of coins. In addition to baseball cards, we authenticate and grade football, hockey and basketball sportscards and other collectible cards.

     The number of cards submitted to us for authentication and grading in the past two fiscal years is shown below.
[Number of Cards Graded by Fiscal Quarter graphic]

                           DECEMBER 31,      MARCH 31,                     SEPTEMBER 30,   DECEMBER 31,      MARCH 31,
SEPTEMBER 30, 1997             1997            1998        JUNE 30, 1998       1998            1998            1999
------------------         ------------      ---------     -------------   -------------   ------------      ---------
28846                          31434           47903           59415           96256          171657          291907


SEPTEMBER 30, 1997         JUNE 30, 1999
------------------         -------------
28846                         339000

     PSA/DNA AUTHENTICATION SERVICES. The value of many sportscards, autographed items and other memorabilia is significantly dependent on the buyer's confidence as to the authenticity of the collectible. We offer buyers and sellers of these collectibles a service by which collectibles determined by us to be genuine can be permanently marked using a proprietary liquid containing synthetic DNA. The marking is invisible but can be viewed using a laser operating at a specified wavelength. We apply the DNA material to the collectible, along with a non-transferable serial number sticker. In addition, the owner is furnished with a certificate confirming the authentication by PSA/DNA.

     In addition, when a collectible is marked in this manner, a computerized record is created identifying the collectible, the date of its authentication and the mark that was applied to it. As a result, a prospective buyer may contact us to verify the authenticity of the collectible before purchasing it. Mark McGwire's 70th home run baseball and Hank Aaron's 715th home run baseball and bat were authenticated by PSA/DNA using this DNA marker. We also plan to apply this DNA marker to each of the collectibles to be auctioned in our One-of-a-Kind auctions, including, for example, the basketball court where Michael Jordan took the last shot of his NBA career to win the 1998 NBA Championship.

     The DNA marking process has been developed and patented by DNA Technologies, Inc., an unaffiliated company. In 1998, we obtained from DNA Technologies a six-year exclusive license, subject to limited exceptions and extensions, to use the synthetic DNA marking process for the authentication of items manufactured as collectibles and items which are more than one year old.

DNA Technologies retained the rights to all other applications, including anti-counterfeiting measures such as the DNA marking of tickets and security passes at the 2000 Olympic Games in Australia. Our license also allows us to sublicense this technology to others for authentication of collectibles, subject to the obligation to share any sublicensing revenue with DNA Technologies.

     We also use our DNA technology to offer a "signed in the presence of" service as well as vintage autograph certification and vintage memorabilia authentication services, employing experts in handwriting recognition and memorabilia identification to certify authenticity.

CONTENT

     Through our Internet site, www.collectors.com, and our other publications, we provide a broad range of authoritative information to the collector community.

     PRICE GUIDES. We provide a wide variety of authoritative price guides for a number of collectible markets. For example, we track the value of the 3000 most actively traded U.S. coins with information dating back to 1970. We compile and publish this information in a widely recognized collectible coin index, the CU3000.

     MARKET MOVEMENT REPORTS. Changes in prices are highlighted in market movement reports. This makes it possible for a card collector, for example, to quickly identify that some cards have increased in value while others have dropped.

     RARITY REPORTS. Three primary characteristics drive the market value of many collectibles: relative rarity, grade and significance to collectors. We compile and publish reports that list the total number of sportscards and coins we have graded since our inception in 1986, categorized by item type and grade determination. We can publish, for example, the exact number of MS67-grade 1881-S Morgan silver dollars we have graded. Collectors can utilize this information to make informed decisions regarding the purchase of particular coins.

     ARTICLES. Collecting is a passion for many and has nuances and anecdotes that are well suited to a library of articles for each category of collectible. We write informative articles and publish them on our website. A sense of community is also important to collectors. We therefore encourage our users to communicate and to write articles that can be made available to all collectors.

     HISTORICAL CONTENT. Collecting is often about history, and in many instances, the collectible's history is what makes it valuable. For example, the Beatles "Yesterday . . . And Today" album was originally to be released with an album cover depicting the Fab Four in butchers' smocks with cuts of raw meat and dismembered toy doll parts. After distributing a few copies to the media, Capitol Records deemed the cover too controversial and recalled the album. As a result there are only seven known sealed copies of the stereo version of the album with the "butcher" cover, and we recently auctioned one of them for $38,500. There are hundreds of such stories that help to make collecting entertaining.

     SETS AND SERIES. In many instances, collectors try to obtain a full set of related items. For example, a set may be comprised of all of Mickey Mantle's baseball cards, every issue of $20 gold pieces or all of the vinyl 45's that Elvis recorded. We make such lists available to help collectors maximize their enjoyment.

     NEWS. We provide the information that collectors and dealers need to track recent events, trends and developments in the collectibles markets we serve. For example, new collectibles are constantly being created, some collectibles increase in popularity and other collectibles sell at record prices.

COMMERCE

     We conduct auctions in a variety of formats that allow collectors to choose the format with which they are most comfortable. At our multi-venue auctions buyers can place bids over the Internet, by telephone, by computer-assisted telephone and in person.

     We believe our method of operation is superior to other Internet auction companies because we take physical possession of most collectibles and ensure fulfillment of the transaction. Also, unlike most of our competitors, we ensure that upon delivery the auctioned item will meet the description made in our auction materials to the buyer's complete satisfaction. If the buyer is not satisfied, we will refund to the buyer the amount paid for the item. In addition to addressing concerns of buyers, we also arrange for prompt payment to sellers of the proceeds of transactions completed in our auctions. Thus, our method of operation eliminates the concerns of buyers and sellers in completing sight-unseen transactions.

     Our auctions are offered in two forms, premium auctions and weekly auctions. The following table shows the average selling price of our auctioned collectibles, including premium auctions for the three-month period ended August 31, 1999.

                                                         AVERAGE
                    COLLECTIBLE                       SELLING PRICE
                    -----------                       -------------
Coins...............................................     $  409
Sportscards.........................................        115
Currency............................................      1,172
Records.............................................        215
Miscellaneous.......................................         58
     All collectibles...............................        249

     We generate revenue from our auctions in the form of commissions from both buyers and sellers of consigned inventory that sells at our auctions and from sales of inventory that we purchase for sale at our auctions. Commissions from the sale of consigned inventory generally approximate between 10% to 20% of the sale price of the collectible. In fiscal 1999 gross profits were approximately $1.2 million and gross margin was approximately 70% on sales of consigned collectibles, and gross profits were approximately $0.4 million and gross margin was approximately 13% on sales of purchased collectibles.

     PREMIUM AUCTIONS. Premium auctions feature special or unique collectibles that are sold in a multi-venue auction format. In most of our premium auctions, we utilize "callback bidding" where bidders can choose to be called back by a phone operator immediately after the close of the first auction phase to be given the opportunity to participate in the final bidding phase.

     We require consignors in our premium auctions to ship their collectibles to us prior to auction. We photograph and prepare descriptions for all items consigned to us for auction and compile and publish a catalog of all items to be auctioned in advance of each of our premium auctions. Collectors can thus view all of the collectibles to be auctioned, along with complete descriptions, either by visiting our website and viewing online, or by ordering a catalog to receive the catalog in hardcopy format. At the conclusion of the auction, we handle shipping and payment transactions.

     Our premium auctions include:

                          AVERAGE SELLING PRICE
                           DURING THREE-MONTH
                              PERIOD ENDED
    PREMIUM AUCTIONS         AUGUST 31, 1999                         ITEMS RECENTLY SOLD
    ----------------      ---------------------   ---------------------------------------------------------
Kingswood Coins.........         $1,629           High-end collectible coins, such as the 1886-O Morgan
                                                  Dollar sold in August 1994 for $126,500.
Superior Sports.........         $1,511           Rare sportscards and sports memorabilia, such as the July
                                                  1999 auction of a 1941 Joe DiMaggio baseball card which
                                                  sold for $109,250.
Lyn Knight Currency.....         $1,686           Rare high-end currency, such as an 1890 $1,000 bill sold
                                                  in December 1998 for $792,000.
Good Rockin' Tonight....         $  270           Rare records, such as an original Beatles album in a
                                                  limited edition album cover that was withdrawn from
                                                  circulation by Capitol Records, which sold for $38,500.

     Beginning in October 1999, we will be auctioning unique, One-of-a-Kind items such as the only Grammy(R) awarded to John Lennon, the 500th home run balls of Mark McGwire and Mickey Mantle and the basketball court where Michael Jordan took the last shot of his NBA career to win the 1998 NBA championship.

     We began conducting auctions in a multi-venue format in July 1999. With collectors simultaneously submitting bids over the Internet and telephone, the July 1999 Superior Sports Auction generated $1.2 million. It was the first sportscard auction in history to sell two sportscards for more than $100,000 each. The first was a 1941 Joe DiMaggio, which was graded PSA 9 and sold for $109,250 to an Internet bidder. The second card was a 1933 Babe Ruth, which was graded PSA 9 and sold for $100,050 to a telephone bidder. Each of these auctions concluded with a spirited "callback bidding" session. Internet bidders accounted for approximately 14% of the participants and 19% of the total amount bid in the July 1999 auction.

     WEEKLY AUCTIONS. Our weekly auctions feature collectibles consigned to us by individuals and by dealers of quality collectibles, as well as collectibles from our own inventory. All weekly auctions are conducted over the Internet and enable collectors to sell their high-end collectibles in a more timely manner.

     COLLECTIBLES GALLERY. In addition to our auctions, we offer consigned collectibles and collectibles from our inventory for sale at a set price. By offering items at a set price, we offer an alternative to customers who may not feel comfortable buying or selling at an auction.

SUPPLIERS AND INVENTORY

     Currently approximately 85% of aggregate sales prices of collectibles sold at our auctions are derived from collectibles obtained on consignment from third parties. A large portion of these collectibles are supplied to us by selected dealers who possess the expertise, integrity and the capacity to provide to us with high-end collectibles for auction on a regular basis. In some cases we have contractual arrangements with these suppliers, some of whom are also stockholders of Collectors Universe, which provide them with reduced fees as incentives to supply collectibles to us. During calendar 1999, we granted stock options to some of those suppliers as a further incentive for their consignments of collectibles. However, we do not expect in the future to use option grants to any significant extent as incentives to suppliers. Although we have established relationships with these suppliers, we believe that there are other dealers capable of supplying high-end collectibles for auction.

     Currently approximately 15% of aggregate sales prices of collectibles sold at our auctions are derived from collectibles that have been acquired by us for resale. Acquiring inventories of collectibles provides us with greater control over the quality and value of the collectibles we can make available for sale at our auctions and enables us to take advantage of opportunities to purchase highly sought after collectibles at favorable pricing. To avoid conflicts of interest, we only acquire collectibles that have been previously graded or authenticated, and such collectibles are sold without being regraded by us. Maintaining inventories of collectibles, however, presents valuation risks because of potential fluctuations in their market prices. We strive to mitigate the market risk of our inventory through frequent turnover. Our average inventory turnover, excluding rare records, is fewer than 120 days. However, from time to time, we may acquire a large quantity of collectibles when available, often at significant discounts. We believe we have taken adequate reserves against a loss due to our accumulation of inventory.

SALES AND MARKETING

     MARKETING STRATEGY. To achieve our goal of becoming the full-service marketplace of choice for high-end collectibles, we intend to aggressively promote our brands to attract more dealers and collectors to utilize our authentication and grading services and our auctions. Currently, our marketing strategy consists of several components described below.

     First, we publicize and attract people to our Collectors Universe Internet website through Internet advertising, our color catalogs and print advertisements placed in weekly and monthly trade publications targeted at collectors whose areas of interest are addressed by our products. These advertisements take advantage of the name recognition enjoyed by our preeminent brands, such as PCGS, PSA, Lyn Knight Currency Auctions and Good Rockin' Tonight and promote our Collectors Universe brand by designating each business as a "Collectors Universe" company.

     Second, the millions of collectibles we have authenticated and graded are each prominently labeled with our brand names such as PCGS and PSA. For example, at both the National Sports Collectors Show in Atlanta in July 1999 and Sportsfest '99 in Chicago, a vast majority of the premium priced sportscards sold by various vendors bore our PSA brand name.

     Third, by providing our authentication and grading services to collectors through our relationship with eBay, we increase customer awareness of our services and perpetuate our reputation as the industry leader for accuracy and consistency in authentication and grading.

     Fourth, we expect that our One-of-a-Kind auctions will attract significant media coverage and promote awareness of Collectors Universe as well as our premium and weekly auctions.

     Finally, we maintain a significant presence at most major collectibles trade shows, with the cornerstone of our presence being our exhibit booth. Our eye-catching booth affords a substantial product display area that is typically the largest at the trade shows in which we participate. Having seen the items on display in our booth, visitors log on to our website at the booth and participate in auctions by bidding on products online. The design of our booth enables us to easily tailor our presence on a show-by-show basis so that we can feature a specific collectible category, such as coins, sportscards and sports memorabilia, while cross-marketing our collectibles universes in other categories.

     CUSTOMER SUPPORT. We devote significant resources to providing personalized, customer service and support in a timely manner. The first level of support is our electronic and automated communications with customers, consignors and bidders. This keeps buyers and sellers updated on the status of auctions and collectibles submitted for authentication and grading. The next level of support is our proprietary computer-assisted telephone and Internet information system, through which we track the status of approximately 200,000 collectibles we receive each month. In addition, customers or prospective buyers can confirm the authenticity of the over 7.1 million collectibles we have graded. Customers can also choose to telephone or email our general support staff. We also make available specialists and experts who are capable of handling virtually any issue our customers may encounter when using our services.

KEY INDUSTRY RELATIONSHIPS

     CO-BRANDING. eBay entered into an 18-month agreement with us in February 1999 that enables all of its sellers to access our authentication and grading services by simply clicking on one of our logos that are prominently displayed on eBay's home pages for coin, sportscards and sports collectibles. Once selected, eBay's customers gain immediate access to our co-branded website and our database. At this website, buyers can readily determine whether an item was previously authenticated and graded by Collectors Universe by using our searchable database, and, if graded, the quality of the item. eBay users can also download a starter kit and instructions and submission forms from the co-branded site, enabling them to submit their coins and sportscards to us for authentication and grading. Fees are paid to us by the collector who submits the collectible for authentication and grading. The co-branded website does not promote our own auctions or link to the Collectors Universe website, nor do we hold auction items on behalf of eBay auctions. However, the co-branded website makes our authentication and grading services available to a wider market. In addition, eBay users may choose to join our Collectors Clubs, which entitle them to receive collectibles authentication, grading and information services from us for a package price. We pay eBay a commission on revenues from authentication and grading service fees we derive from users of the co-branded website. The agreement will terminate in August 2000 or upon 30 days notice by eBay.

     We also intend to team with other leading Internet collectibles auctioneers to provide our authentication and grading services to their online buyers and sellers.

     EXPERT CONSULTANTS. We have established relationships with 59 of the leading experts in high-end collectibles markets. Some of these experts provide us with collectibles, while others create content such as price guides and authoritative information in their areas of expertise for our publications and our website. In return, we have granted these experts options to purchase an aggregate of 622,102 shares of our common stock.

     DNA TECHNOLOGIES LICENSE. In April 1999, we entered into a six-year license agreement with DNA Technologies. Subject to limited exceptions, the license will terminate in April 2005.

OPERATIONS AND TECHNOLOGY

     We believe our proprietary grading software and systems are the most sophisticated in the collectibles markets in which we compete. Our grading software uses complex algorithms to determine the number of independent gradings required to determine the grade of a coin. We also maintain computerized process control over each step in the grading system which enables us to provide accurate and timely customer support services.

     We have built a responsive user interface and transaction processing system which is expandable without degrading service that is based on internally developed proprietary software combined with industry standard system components. Our system currently maintains data records for approximately 90,000 registered users and has the capacity to meet anticipated growth in registered users for the foreseeable future. During July 1999, our system supported 14 auctions per week and provided data with respect to the 50 auctions completed during the previous month. For the six-month period ended

August 31, 1999, our website had over 70 million page views. Nearly all of the pages on our website are continuously updated at the time of viewing through interaction with our database servers.

     Our system handles all aspects of the auction process and enables users to follow and participate in the bidding during the course of the auction. Our auction system is integrated with additional internal software systems to provide full support of our auction processes including: an inventory management system that keeps track of consigned collectibles as they progress through the system from receipt, to photography, to auction creation and all the way to final shipment; a customer information system; and a corporate accounting system. This integrated system creates and sends bidder invoices and consignor sales information immediately after completion of an auction. The system supports credit card transactions for the winning bidders.

     Our system has been designed with industry standard architectures and components and has been engineered to reduce downtime in the event of outages or catastrophic occurrences. Our service is designed to provide 24 hours per day, seven days per week availability. Our primary systems utilize wide-band fiber optic cable and have been designed to provide mission critical service with no single point-of-failure locations. For example, we have recently added a back-up fiber optic cable with automatic fall-over to ensure continuous access to the Internet.

COMPETITION

     There are approximately five competitors in the coin and sportscard authentication and grading markets and the costs of entering such markets are substantial. However, other collectibles companies could expand their line of services into coins or sportscards, new entrants into the market could deplete our market share and auction companies could expand their service offerings to include the grading of coins, sportscards and other collectibles. Our competitors in the coin grading and authentication market include Numismatic Guaranty Corporation of America, Inc. and ANACS, a subsidiary of Amos Press, Inc. In the sportscard grading and authentication business, our competitors include Beckett, Certified Sports Authentication, Inc. and Sportscard Guarantee L.L.C.

     Our traditional auction business is also highly competitive. We compete directly with other companies that specialize in collectibles and have an industry reputation for hosting premium collectibles auctions. Our competitors in traditional auction markets include Heritage Numismatic Auctions, Auctions by Bowers & Merena, and Mastro Fine Sports Auctions as well as other reputable companies such as Sotheby's, Christie's and Greg Manning Auctions, which do not specialize in, but do conduct coin and sportscard auctions. In addition, other significant auction companies that do not presently engage in auctions for coins or sportscards or other collectibles that are the focus of our business may decide to enter our markets to compete with us. These companies have greater name recognition than us and have access to more financial and marketing resources than we do. We believe that the principal competitive factors in the traditional auction business are the reputation of the company hosting the auction, the hosting party's ability to attract buyers to the auction and the quality of collectibles available for sale at the auction.

     The trading of collectibles over the Internet is new, rapidly evolving and intensely competitive. In the Internet auctions business generally, our competitors include eBay, Amazon.com, Yahoo!, Onsale, Auction Universe, a division of Classified Ventures, Inc. and Excite. Our competitors in the Internet collectibles auction business include Collectit.net, Collectors Supermall, Numismatists Online, Philatelists Online, Teletrade, Inc., Wow Auction, Inc., The BoxLot Company and GoMainline.com. Large corporations with recognized capabilities in business-to-consumer commerce, including America Online, Microsoft, Cendant and QVC, have large resources which could also be directed to compete in the Internet auction market. Barriers to entry are relatively low and current and new competitors can launch new sites at a relatively low cost using commercially available software. We believe that the principal competitive factors in our Internet auction business are: expertise in the collectibles offered for sale; quality of collectibles content; population of buyers and sellers that use the service; availability of related services, such as authentication and grading, customer service and staff expertise; reliability of delivery and timely payment; brand name recognition; and website convenience and accessibility.

INTELLECTUAL PROPERTY

     We rely on a combination of trademark, copyright and trade secret laws, as well as confidentiality agreements and non-competition agreements to establish and protect our proprietary rights.

     The following table sets forth a list of our trademarks, both unregistered and registered, that are currently being used in the conduct of our business:

   UNREGISTERED TRADEMARKS     REGISTERED TRADEMARKS
-----------------------------  ---------------------
Coin Universe                  Collectors Universe
Collectors.com                 PCGS
Lyn Knight Currency Auctions   PSA
Superior Sports Auctions       PSA/DNA
Kingswood Coin Auctions        Good Rockin' Tonight
Record Universe
Sports Collectors Universe
Currency Universe
One-of-a-Kind Auctions

     We have not conducted an exhaustive search of possible prior users of the unregistered trademarks listed above and, therefore, it is possible that our use of some of these trademarks may conflict with others.

     Collectors Universe has an exclusive six-year license, subject to limited exceptions, with DNA Technologies, Inc. to use its patented DNA authentication technology for the authentication of collectibles. Our exclusive license will allow us to sublicense this technology, subject to the sharing of such sublicense revenue with DNA Technologies, to other major companies who can benefit from the security afforded by the DNA authentication technique, such as manufacturers or distributors of various limited edition merchandise or collectibles. If the patent for the DNA Technology were challenged successfully, we could lose our exclusive license to use this technology in the collectibles market. Subject to limited exceptions, the license will terminate in April 2005.

     As part of our confidentiality procedures, we generally enter into agreements with our employees and consultants and limit access to and distribution of our software, documentation and other proprietary information. Notwithstanding the precautions we take, it might be possible for a third party to copy or otherwise obtain and use our software or other proprietary information without authorization or to develop similar software independently. Policing unauthorized use of our technology is difficult, particularly because the global nature of the Internet makes it difficult to control the ultimate destination or security of software or other data transmitted. The laws of other countries may afford us little or no effective protection of our intellectual property.

     Our proprietary auction software is protected by copyright laws and under applicable trade secret laws. We may in the future receive notices from third parties claiming infringement by our software or other aspects of our business. Any such claim, with or without merit, could result in significant litigation costs and diversion of resources, including the attention of management, and require us to enter into royalty and licensing agreements. Such royalty and licensing agreements, if required, may not be available on terms acceptable to us or at all. In the future, we may also need to file lawsuits to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such licensing or litigation, whether successful or unsuccessful, could result in substantial costs and diversion of resources, which could harm our business.

GOVERNMENT REGULATION

     We are not currently subject to direct federal, state or local regulation, and laws or regulations applicable to access to or commerce on the Internet, other than regulations applicable to businesses generally. However, due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Several states have also proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also initiated action against at least one online service regarding the manner in which personal information is collected from users and provided to third parties. Changes to existing laws or the passage of new laws intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace that could reduce demand for our services or increase the cost of doing business as a result of litigation costs or increased service delivery costs. Numerous states, including the State of California in which our headquarters are located, have regulations regarding the manner in which "auctions" may be conducted and the liability of "auctioneers" in conducting such auctions. We do not believe that such regulations, which were adopted prior to the advent of the Internet, govern the operations of our business and no state has filed a claim asserting that we are subject to such legislation. Although we have received no communications from the State of California or any other state, no legal determination has been made with respect to the applicability of the California regulations to our business to date and little precedent exists in this area. However, a state could attempt to impose these regulations upon us in the future, which could have a material adverse effect on our business, results of operations and financial condition.

     Generally, we do not collect sales tax or other similar taxes on goods sold by users through our online service. However, one or more states may seek to impose sales tax collection obligations on out-of-state companies such as ours, which engage in or facilitate online commerce, and a number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. Since the Internet is worldwide, other jurisdictions may seek to tax or otherwise burden our business with regulatory requirements. If adopted, these proposals could substantially impair the growth of electronic commerce, and could adversely affect our ability to profit from Internet commerce.

     Applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies.

     In a consent decree with the Federal Trade Commission dated August 1990, PCGS consented to limited restrictions in the operation of the PCGS business. Under the consent decree, PCGS agreed that it will make no representations that are untrue with respect to the objectivity of its services or the marketability of coins. In addition, PCGS agreed not to improperly adjust its grading standards, nor to permit any coin graders to knowingly grade coins in which the graders have a financial interest or to discuss grading procedures with persons not authorized by PCGS. We believe the consent decree imposes no unduly burdensome restrictions on our business.

EMPLOYEES

     As of August 15, 1999, we had 237 employees, including 115 in grading and authentication, 60 in auctions, 15 in product development, 10 in sales and marketing and 37 in other business and administrative services. We have never had a work stoppage, and no employees are represented under collective bargaining agreements. We consider our relations with our employees to be good.

FACILITIES

     Our existing lease of approximately 35,000 square feet will expire in March 2000 and these facilities are inadequate to accommodate the anticipated growth of our business. Accordingly, we have entered into a lease for a facility of approximately 54,000 square feet that will accommodate our anticipated future growth needs. The lease will commence upon termination of our existing lease, with a term of eight years. The expenditures and other costs of moving to the new facility are expected to range from approximately $200,000 to $400,000.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information regarding our directors, director designee and executive officers:

NAME                                      AGE                    POSITION
----                                      ---                    --------
David G. Hall...........................  52     Chairman of the Board and Director
Louis M. Crain..........................  52     President, Chief Executive Officer and
                                                   Director
Gary N. Patten..........................  52     Chief Financial Officer and Secretary
Stephen H. Mayer........................  52     Senior Vice President and Director
David E. Gioia..........................  49     Vice President, Marketing
Van D. Simmons(1)(2)....................  48     Director
Armen R. Vartian........................  41     Director
Roger W. Johnson(1)(2)..................  64     Director Designee

-------------------------
(1) Member of Audit Committee following completion of this offering.

(2) Member of Compensation Committee following completion of this offering.

     DAVID G. HALL has served as Chairman of the Board and a director since founding Collectors Universe in February 1986. From 1986 to January 1999, he also served as our President and Chief Executive Officer. Mr. Hall was honored in 1999 by COINage Magazine as Numismatist of the Century along with 14 others. In 1990, Mr. Hall was named an Orange County Entrepreneur of the Year by INC. magazine. In addition, he has written A Mercenary's Guide to the Rare Coin Market, a book dedicated to coin collecting. Mr. Hall is also a member of the Professional Numismatists Guild.

     LOUIS M. CRAIN has served as our President and Chief Executive Officer and a director since January 1999. From 1992 to 1998, Mr. Crain served as President, Chief Executive Officer and a director of MARC Analysis Research Corporation, a leading supplier of high-technology engineering software for structural analysis. Mr. Crain founded Symmetric Software, Inc. in 1989 and served as its Chief Executive Officer until 1992. From 1975 to 1989, Mr. Crain served as Vice President and a director of PDA Engineering, where he developed and managed the growth of PATRAN, a popular software product used in the analysis of stress in structural systems. Mr. Crain received a B.S. degree from the Massachusetts Institute of Technology.

     GARY N. PATTEN has served as our Vice President, Chief Financial Officer and Secretary since March 1999. From June 1995 to March 1999, Mr. Patten was Vice President, Chief Financial Officer and Secretary of Unit Instruments, Inc., a manufacturer of component products for the semiconductor equipment industry. From 1986 to 1995, Mr. Patten served as Vice President, Chief Financial Officer and Secretary of Optical Radiation Corporation, a diversified manufacturer of consumer products, medical devices and industrial products. Mr. Patten holds an M.B.A. degree from the University of California at Los Angeles.

     STEPHEN H. MAYER has served as our Senior Vice President since January 1999 and has been a director since 1987. From 1988 to 1998, Mr. Mayer served as Chief Operations Officer of Collectors Universe. From 1986 to 1988, Mr. Mayer served as Director of Operations. Mr. Mayer holds a B.A. degree from Central Oklahoma State University.

     DAVID E. GIOIA joined Collectors Universe in August 1999 as the Vice President of Marketing. From 1988 to August 1999, Mr. Gioia was a freelance director, writer and producer of advertising and corporate and marketing communications materials. From 1983 to 1988, Mr. Gioia was President, Executive Producer and Creative Director of Luna Park Productions, Inc. Mr. Gioia received his B.A. degree from Emerson College in Boston.

     VAN D. SIMMONS has served as a director of Collectors Universe since its founding in 1986. Mr. Simmons has been the Chairman of the Board of David Hall's North American Trading, LLC, a retailer of rare coins, since February 1997. From 1981 to 1997 he served as President of David Hall Rare Coins and Collectibles, a retailer of rare coins.

     ARMEN R. VARTIAN has served as a director for Collectors Universe since February 1999. Mr. Vartian practices at the Law Offices of Armen Vartian, specializing in matters relating to art and collectibles. He has represented auction houses, dealers and collectors and has also served as Special Counsel at the request of the Federal Trade Commission. Mr. Vartian has also served as General Counsel to the Professional Numismatists Guild and the American Numismatic Association. Mr. Vartian is the author of Legal Guide to Buying and Selling Art and Collectibles. Mr. Vartian holds a B.A. degree from The City University of New York and a J.D. degree from Harvard University.

     ROGER W. JOHNSON will become a director of Collectors Universe immediately following completion of this offering. Mr. Johnson has been Chief Executive Officer of the Young Presidents' Organization, International since 1998. Since 1996, Mr. Johnson has been a private investor and a member of the board of directors of The Needham Funds, Inc., Sypris Solutions, Inc., Insulectro, Carole Little and the Women's Consumer Network, Washington, D.C. He was appointed by President Clinton and served as the Administrator of the General Services Administration of the United States Government from 1993 to 1996. Mr. Johnson was Chairman and Chief Executive Officer of Western Digital Corporation from 1982 to 1993. Mr. Johnson holds an M.B.A. in industrial management from the University of Massachusetts.

OTHER KEY EMPLOYEES

     The following table sets forth information regarding other key employees:

NAME                                        AGE                    POSITION
----                                        ---                    --------
Richard S. Montgomery.....................  37    President, Professional Coin Grading
                                                  Service
Stephen Rocchi............................  41    President, Professional Sports
                                                    Authenticator
Lyn F. Knight.............................  49    President, Lyn Knight Currency Auctions
Gregory B. Bussineau......................  34    President, Superior Sportcard Auctions, LLC
Brent L. Gutekunst........................  39    Vice President of e-Commerce
Gordon J. Wrubel..........................  56    President, Good Rockin' Tonight
Michael W. Sherman........................  44    President, Kingswood Coin Auctions
Jason E. Meyerson.........................  32    President, PSA/DNA
Michael D. Barnes.........................  29    President, One-of-a-Kind Auctions

     RICHARD S. MONTGOMERY serves as the President of PCGS, a position he has held since 1997. Mr. Montgomery joined PCGS as an authenticator and grader in 1987 and became Director of Grading for PCGS in 1996. Prior to joining PCGS, Mr. Montgomery held several positions at

American Numismatic Association Certification Service between 1980 and 1985, and ultimately served as one of its directors.

     STEPHEN ROCCHI serves as the President of PSA, a position he has held since 1996. Mr. Rocchi joined PCGS in 1986 as our first employee and served as Operations Manager from 1988 until 1996. As Operations Manager, Mr. Rocchi participated in the development of on-site coin grading and the Collectors Club at PCGS. Mr. Rocchi received a B.S. degree from California State University, Long Beach.

     LYN F. KNIGHT has served as the President of Lyn Knight Currency Auctions since February 1999, when Collectors Universe acquired the currency auction business of Lyn F. Knight Rare Coins, Inc. Mr. Knight was the founder, and from its inception in 1985, served as the President, of Lyn F. Knight Rare Coins, Inc., which was engaged in the marketing and selling rare currency. In addition, Mr. Knight is a founder and past President of the Professional Currency Dealers Association.

     GREGORY B. BUSSINEAU is the founder of and has served as the President of Superior Sportcard Auctions, LLC, a subsidiary of Collectors Universe, since its inception in 1995. Mr. Bussineau has been a dealer of sportscards since 1983 and is the owner of Superior Sportscard, Inc., a retail dealer of sportscards and other sports collectibles.

     BRENT L. GUTEKUNST has served as our Vice President of e-Commerce since February 1999. He also served as Vice President of Internet Universe, LLC from August 1996 to February 1999 and as a director of Collectors Universe from February 1999 to August 1999. Prior to August 1996, Mr. Gutenkunst was the President of Info Exchange, Inc., an Internet content and auction company, during which time he created the website known as Coin Universe. From 1988 to 1990, Mr. Gutekunst was the Managing Trustee for Income Properties Equity Trust, a publicly held real estate investment trust. Mr. Gutekunst holds an M.B.A. degree from Northwestern University and a B.S. degree from the University of Kansas.

     GORDON J. WRUBEL has served as President of Good Rockin' Tonight, our rare records division, since 1996. In addition, from 1986 to August 1999, Mr. Wrubel served as a director and Secretary of Collectors Universe. From 1986 to 1995, Mr. Wrubel was the Director of Grading for Collectors Universe.

     MICHAEL W. SHERMAN, the President of Kingswood Coin Auctions, joined Collectors Universe in May 1999. From March 1998 to May 1999, Mr. Sherman served as the Vice President of Jefferson Coin and Bullion, Inc., a retail dealer of rare coins. Prior to that time, Mr. Sherman served as the General Manager of Heritage Numismatic Auctions, Inc., an auctioneer of rare coins for 18 years. He has also been a contributor to the Guide Book of United States Coins Mr. Sherman holds a B.S. degree from the University of Virginia and an M.B.A. degree from Washington University in St. Louis.

     JASON E. MEYERSON has served as President of PSA/DNA since April 1999. From 1993 to April 1999, Mr. Meyerson served as Sales and Brand Manager for Veltec Sports, Inc., a sales and distribution company for the bicycle industry.

     MICHAEL D. BARNES has served as President of One-of-a-Kind Auctions since March 1999. Mr. Barnes was the managing partner of Creative Properties Management Group, a sports and entertainment agency from April 1996 to March 1999. Prior to 1996, Mr. Barnes attended law school at St. Louis University, where he received a J.D. degree in May 1996. He received a B.A. degree from the University of Missouri.

BOARD COMMITTEES

     The Audit Committee of the Board of Directors will consist of Van Simmons and Roger Johnson immediately following completion of this offering. The Audit Committee recommends to the Board of Directors the independent public accountants to be selected to audit our annual financial statements and approves any special assignments given to such accountants. The Audit Committee also reviews the planned scope of the annual audit and the independent accountants' letter of comments and management's response thereto, any major accounting changes made or contemplated and the effectiveness and efficiency of our internal accounting staff. The Board of Directors presently is responsible for the duties that the Audit Committee will conduct once it is formed.

     The Compensation Committee of the Board of Directors will consist of Van Simmons and Roger Johnson immediately following completion of this offering. The Compensation Committee determines the compensation payable to the executive officers of Collectors Universe. Prior to the formation of our Compensation Committee, our Board of Directors made decisions relating to compensation of executive officers.

BOARD COMPENSATION

     Our directors who are not employees receive cash compensation of $20,000 per year for service on our Board of Directors. Directors are also reimbursed for out-of-pocket expenses incurred in connection with their service on our Board of Directors. Each of our directors is eligible to receive periodic stock option grants under our 1999 Stock Incentive Plan. Effective upon his appointment as a director, Mr. Johnson will be granted options to purchase 10,000 shares of our common stock at an exercise price equal to the initial public offering price.

EXECUTIVE COMPENSATION

     The following table sets forth summary information concerning compensation earned for all services rendered to us in all capacities during the fiscal year ended June 30, 1999, for our Chief Executive Officer and each of our other most highly compensated executive officers whose salary and bonus exceeded $100,000.

                           SUMMARY COMPENSATION TABLE

                                                                                 LONG TERM
                                                            ANNUAL             COMPENSATION
                                                         COMPENSATION             AWARDS
                                                      ------------------   SECURITIES UNDERLYING
NAME AND PRINCIPAL POSITION                            SALARY     BONUS         OPTIONS(#)
---------------------------                           --------   -------   ---------------------
David G. Hall, Chairman(1)..........................  $330,000   $    --                0
Louis M. Crain, President and Chief Executive
Officer(2)..........................................   180,000        --          950,000
Stephen H. Mayer, Senior Vice President.............   134,944    71,944           25,000
Gary N. Patten, Chief Financial Officer
  and Secretary(3)..................................    36,300    11,700          180,000

-------------------------
(1) Prior to January 1999, Mr. Hall was also Chief Executive Officer of Collectors Universe.

(2) Mr. Crain began his employment with us in January 1999. His annual salary is $360,000.

(3) Mr. Patten began his employment with us in April 1999. His annual salary is $203,000.

                    STOCK OPTION GRANTS IN FISCAL YEAR 1999

                                                                                         POTENTIAL
                                                 INDIVIDUAL GRANTS                    REALIZABLE VALUE
                                ---------------------------------------------------      AT ASSUMED
                                NUMBER OF                                             ANNUAL RATES OF
                                SECURITIES     PERCENT OF                               STOCK PRICE
                                UNDERLYING   TOTAL OPTIONS    EXERCISE                APPRECIATION FOR
                                 OPTIONS       GRANTED TO      PRICE                   OPTION TERM(2)
                                 GRANTED      EMPLOYEES IN     ($ PER    EXPIRATION   ----------------
NAME                              (#)(1)     FISCAL YEAR(%)    SHARE)       DATE        5%       10%
----                            ----------   --------------   --------   ----------   ------   -------
                                                                                       (IN THOUSANDS)
David G. Hall.................        --            --            --     --               --        --
Louis M. Crain................   950,000          45.1%        $2.11      01/04/09    $5,738   $10,298
Stephen H. Mayer..............    25,000           1.2          5.00     04/01/09         79       199
Gary N. Patten................   180,000           8.5          5.00     04/01/09        567     1,431

-------------------------
(1) Mr. Crain's stock options were fully vested on the grant date. Mr. Mayer's stock options were fully vested on the grant date. Mr. Patten's stock options vest with respect to 36,000 shares on the grant date, 8,000 shares per month between April 1999 and December 1999 and 6,000 shares per month thereafter until fully vested.

(2) Potential realizable value is based on the assumption that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until the expiration of the ten-year option term as applicable. These numbers are calculated based on Securities and Exchange Commission requirements and do not reflect our projection or estimate of future stock price growth. Potential realizable values are computed by multiplying the number of shares of common stock subject to a given option by the exercise price, as determined by our Board of Directors, assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the entire term of the option and subtracting from that result the aggregate option and exercise price.

EMPLOYMENT AGREEMENTS

     Mr. Crain is employed as the Chief Executive Officer of Collectors Universe under a three year employment agreement. The employment agreement provides for the payment to him of a base salary of $360,000 per year, and annual incentive compensation equal to 2% of the pre-tax profit of Collectors Universe. Mr. Crain also received a one-time $100,000 payment for relocation expenses, and a loan in the principal amount of $180,000, bearing interest at a rate of 9% per year. The employment agreement provides that, for each year of his employment with Collectors Universe, $30,000 of the principal amount of that loan will be forgiven.

     Mr. Patten is employed under a three year employment agreement as the Chief Financial Officer of Collectors Universe. The employment agreement provides for the payment of an annual base salary of $203,000 in the first year of employment, $234,000 in the second year and $250,000 in the third year of employment. Collectors Universe also has entered into a severance agreement with Mr. Patten that will entitle him to two and one half years' annual base compensation and bonus in the event his employment is terminated following a sale or change of control of Collectors Universe.

EMPLOYEE BENEFIT PLANS

     STOCK INCENTIVE PLANS. We adopted the PCGS 1999 Stock Incentive Plan in January 1999. As of October 2, 1999, there were options to purchase 1,076,817 shares outstanding under the PCGS Plan and no shares available for future option grants. In February 1999, we adopted the Collectors Universe 1999 Stock Incentive Plan. The Collectors Universe Plan covers an aggregate of 1,748,585 shares of common stock. As of October 2, 1999, there were options to purchase 947,400 shares outstanding under the Collectors Universe Plan and 801,185 shares available for future option grants.

     The PCGS Plan and the Collectors Universe Plan provide for the granting of "incentive stock options," within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, nonstatutory options and restricted stock grants to directors, officers, employees and consultants of Collectors Universe, except that incentive stock options may not be granted to non-employee directors or consultants. The purpose of the Collectors Universe Plan is to provide participants with an opportunity to acquire an equity interest in Collectors Universe that will give them incentive to continue to provide services to Collectors Universe. The PCGS Plan and the Collectors Universe Plan are administered by the Board of Directors, which has sole discretion and authority, consistent with the provisions of the PCGS Plan and the Collectors Universe Plan, to determine which eligible participants will receive options, the time when options will be granted, the terms of options granted and the number of shares which will be subject to options granted under the PCGS Plan and the Collectors Universe Plan.

     EMPLOYEE STOCK PURCHASE PLAN. In September 1999, our board of directors adopted our Employee Stock Purchase Plan, to be effective upon completion of this offering. A total of 200,000 shares of common stock have been reserved for issuance under our Employee Stock Purchase Plan. Our Employee Stock Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended, will be administered by the Board of Directors or by a committee appointed by the Board. Employees are eligible to participate if they are customarily employed for at least 20 hours per week and for more than five months in any calendar year. Employees who own more than 5% of our outstanding stock may not participate. Our Employee Stock Purchase Plan permits eligible employees to purchase common stock through payroll deductions which may not exceed the lesser of 15% of an employee's compensation, or $25,000. Our Employee Stock Purchase Plan will be implemented through offerings occurring each six-month period with purchases at the end of each six-month period commencing on the effective date of this offering. The purchase price of the common stock under our Employee Stock Purchase Plan will be equal to 85% of the fair market value per share of common stock on either the start date of the offering period or on the purchase date, whichever is less.

     401(K) PLAN. Collectors Universe established an employee benefit plan, effective July 1992, that features a 401(k) salary reduction provision, covering all employees who meet eligibility requirements. Eligible employees can elect to defer up to 15% of compensation or the statutorily prescribed annual limit. Collectors Universe can, at its discretion, make contributions to the plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During the fiscal year ended June 30, 1999, the Board of Directors established the levels of compensation for our executive officers. David G. Hall, who is also a director of Collectors Universe, participated in the deliberations of the Board regarding executive compensation that occurred during the fiscal year ended June 30, 1999. Mr. Hall and Van D. Simmons, also a director of Collectors Universe, engaged in transactions with Collectors Universe that are described under the heading "Certain Relationships and Related Transactions."

LIMITATIONS ON DIRECTORS' LIABILITY AND INDEMNIFICATION

     The Bylaws of Collectors Universe provide that Collectors Universe will indemnify its directors and officers and may indemnify its employees and other agents to the fullest extent permitted by law. We believe that indemnification under our Bylaws covers at least negligence and gross negligence by indemnified parties and permits us to advance litigation expenses in the case of stockholder derivative actions or other actions, against an undertaking by the indemnified party to repay such advances if it is ultimately determined that the indemnified party is not entitled to indemnification. Following this offering of common stock, we expect to have in place liability insurance coverage for our directors and officers.

     In addition, the Amended and Restated Certificate of Incorporation of Collectors Universe provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty as a director to Collectors Universe and its stockholders. This provision in our Amended and Restated Certificate of Incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to Collectors Universe for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

     Collectors Universe has entered into separate indemnification agreements with its directors and executive officers. These agreements require Collectors Universe, among other things, to indemnify them against specific liabilities that may arise by reason of their status or service as directors or officers other than liabilities arising from actions not taken in good faith or in a manner the indemnitee believed to be opposed to the best interests of Collectors Universe, to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified and to obtain directors' insurance if available on reasonable terms. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, Collectors Universe has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. We believe that our Amended and Restated Certificate of Incorporation and Bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In February 1999, we completed the reorganization in which we issued shares of our common stock. In the reorganization, all of the PCGS stockholders contributed their PCGS shares in exchange for a total of 17,310,585 shares of our common stock, which were allocated among the PCGS stockholders in the same proportions as they had owned the outstanding shares of PCGS. In that transaction: David Hall, a director and Chairman of the Board who owned approximately 48% of PCGS' shares, received 8,252,980 of our shares; Van Simmons, a director who owned approximately 12% of PCGS' shares, received 2,136,956 of our shares; Stephen Mayer, Senior Vice President and a director who owned approximately 1% of PCGS' shares, received 229,632 of our shares; Gordon Wrubel, President of Good Rockin' Tonight who owned approximately 11% of PCGS' shares, received 1,965,191 of our shares; and Louis Crain, a director and our President and Chief Executive Officer who owned less than 1% of PCGS' shares, received 100,808 of our shares.

     In addition, as part of the reorganization, we acquired several companies, including Kingswood Coin Auctions. David Hall, Van Simmons and David Hall's North American Trading, which is a business in which Mr. Hall and Mr. Simmons, in the aggregate, own a majority interest, owned an aggregate of 55% of Kingswood. In that acquisition: Messrs. Hall and Simmons each received 28,500 of our shares and cash payments of $150,000 each, and David Hall's North American Trading received 47,500 shares and a cash payment of $250,000.

     Before completing the reorganization, while still an S corporation for tax purposes, PCGS declared a dividend payable to its stockholders in the aggregate amount of $2.2 million, which represented approximately 90% of the accumulated earnings of PCGS that had been or were taxable to the individual stockholders of PCGS. On February 5, 1999, when the reorganization was completed, PCGS ceased to be an S corporation. The dividend was paid by us in April 1999, and the following persons received the amounts indicated as payment of their proportionate share of the dividend to which they were entitled as former stockholders of PCGS: David Hall received $1.1 million; Van Simmons received $272,000; Stephen Mayer received $29,000; Gordon Wrubel received $250,000; and Louis Crain received $13,000.

     In March 1999, Collectors Universe sold 1,281,800 shares at $5.00 per share for an aggregate of $6,409,000. In the March 1999 private placement, Gary N. Patten purchased 50,000 shares for $250,000 and Gordon Wrubel purchased 1,600 shares for $8,000. The proceeds from this offering were used, among other things, to pay the S corporation dividend to the former stockholders of PCGS and the cash payable in the Kingswood and Lyn Knight acquisitions.

     David Hall has purchased coins, records and other collectibles with an aggregate purchase price of approximately $70,000 in fiscal 1999, $55,000 in fiscal 1998 and $112,000 in fiscal 1997. Those purchases were made on materially the same terms as those applicable to purchases of collectibles by other customers that are not affiliated with Collectors Universe or any of its officers or directors. We recently adopted a new policy that prohibits employees and their affiliates, including David Hall's North American Trading and David Hall Rare Coins and Collectibles, a business which also is owned by David Hall and Van Simmons, from bidding on collectibles in our auctions. Our employees and their affiliates may from time to time consign collectibles to us to be sold in our auctions or galleries.

     David Hall's North American Trading, which is owned by Mr. Hall and Mr. Simmons, is primarily engaged in the retail sale of coins through a direct sales force. Although David Hall's North American Trading does not conduct auctions, it may sell coins to collectors who also buy or sell coins at auctions conducted by Collectors Universe. It also purchases rare coins for resale through a sole source supplier that is also one of Collectors Universe's coin suppliers. Therefore, David Hall's North

American Trading indirectly competes with Collectors Universe in connection with the purchase and sale of rare coins.

     David Hall Rare Coins and Collectibles was primarily engaged in the purchase and sale of rare coins, records and other collectibles. Collectors Universe advanced funds to David Hall Rare Coins and Collectibles in the aggregate amounts of $416,000 in fiscal 1999 and $170,000 in fiscal 1998 to help fund its acquisitions of collectibles, some of which were sold at auctions conducted by Collectors Universe. As of June 30, 1999, the balance of such advances was paid-in-full. We have adopted a policy which prohibits any further advances to David Hall Rare Coins and Collectibles in the future. In addition, David Hall Rare Coins and Collectibles has entered into an agreement with Collectors Universe under which David Hall Rare Coins and Collectibles has agreed not to purchase any additional collectibles upon completion of this offering, to sell its existing inventory of collectibles exclusively at auctions conducted by Collectors Universe and to cease its collectibles business as soon as is reasonably practicable following completion of this offering.

     David Hall's North American Trading purchased authentication and grading services from us in the aggregate amounts of approximately $10,000 in the three-month period ended September 30, 1999, $170,000 in fiscal 1999, $131,000 in fiscal 1998 and $64,000 in fiscal 1997. Additionally, we have purchased collectibles for our inventory from David Hall Rare Coins and Collectibles in the aggregate amounts of $535,000 in fiscal 1999, $219,000 in fiscal 1998 and $117,000 in fiscal 1997. In the three-month period ended September 30, 1999, we purchased collectibles for our inventory in the amount of approximately $37,000 from David Hall's North American Trading. We also sublease a portion of our facilities to David Hall's North American Trading pursuant to which we received rental income of approximately $60,000 in each of the fiscal years of 1999, 1998 and 1997.

     Mr. Hall has entered into a non-compete agreement with Collectors Universe under which he has agreed not to buy or sell collectibles, nor own any equity interest in another business engaged in such activity, except under limited circumstances, including those described above.

     John Dannreuther, a beneficial owner of 7.6% of the outstanding shares of common stock, is the sole owner of J.D.R.C., Inc., which has received payments in the amounts of $295,000 in fiscal 1997, $173,000 in fiscal 1998 and $152,000 in fiscal 1999 for research and consulting services related to our coin authentication and grading services.

     Pursuant to Mr. Crain's employment agreement as Chief Executive Officer, in January 1999 we extended a loan to Mr. Crain in the principal amount of $180,000, bearing interest at a rate of 9% per year. The employment agreement provides that, for each year of his employment with Collectors Universe, $30,000 of the principal amount of the loan will be forgiven. As of June 30, 1999, the unpaid principal and interest under the loan was $178,000.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information with respect to the beneficial ownership of common stock as of August 31, 1999 by (i) each person or group of affiliated persons who is known to own beneficially 5% or more of our common stock, (ii) each of the directors and director nominees of Collectors Universe,
(iii) each of the five most highly compensated executive officers in fiscal year 1999 and (iv) all directors and executive officers of Collectors Universe as a group.

                                                                               % OF SHARES
                                                                           BENEFICIALLY OWNED
                                                                         -----------------------
                                                       SHARES             BEFORE        AFTER
NAME AND ADDRESS OF BENEFICIAL OWNERS           BENEFICIALLY OWNED(1)    OFFERING    OFFERING(2)
-------------------------------------           ---------------------    --------    -----------
David G. Hall.................................        8,300,480            40.6%        34.0%
Van D. Simmons................................        2,172,581            10.6%         8.9%
Gordon J. Wrubel..............................        1,966,769             9.6%         8.1%
John W. Dannreuther...........................        1,618,906             7.9%         6.6%
  868 Mount Moriah, Suite 202
  Memphis, Tennessee 38117
Steve Cyrkin..................................        1,142,420             5.6%         4.7%
  1936 Deere Street
  Santa Ana, California 92705
Brent L. Gutekunst............................        1,130,927(3)          5.5%         4.6%
  1936 Deere Street
  Santa Ana, California 92705
Louis M. Crain................................        1,050,807(4)          4.9%         4.2%
Stephen H. Mayer..............................          239,632(5)          1.2%         1.0%
Gary N. Patten................................          142,000(6)            *            *
David E. Gioia................................               --               *            *
Armen R. Vartian..............................               --               *            *
Roger W. Johnson(7)...........................               --               *            *
All directors and executive officers as a
  group (8 persons)(4)(5)(6)..................       11,905,500            55.8%        47.0%

-------------------------
 *  Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of August 31, 1999, are deemed outstanding for computing the percentage of the person holding such options or warrants but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote and subject to community property laws where applicable, to the knowledge of Collectors Universe the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(2) Assumes that the Underwriters' over-allotment option is not exercised.

(3) Includes 269,817 shares subject to options which will become exercisable upon completion of this offering.

(4) Includes 807,000 shares subject to options currently exercisable.

(5) Includes 10,000 shares subject to options currently exercisable.

(6) Includes 92,000 shares subject to options exercisable within 60 days of August 31, 1999.

(7) Mr. Johnson will become a director upon completion of this offering.

                          DESCRIPTION OF CAPITAL STOCK

     Upon the completion of the offering, the authorized capital stock of Collectors Universe will consist of 45,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of preferred stock, $0.001 par value.

COMMON STOCK

     As of August 31, 1999, there were 20,425,076 shares of common stock outstanding held of record by 90 stockholders. There will be 24,425,076 shares of common stock outstanding after the sale of the shares of common stock offered by this prospectus.

     Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders, including the election of directors, who are elected annually and serve for one year terms. Subject to preferences that may be applicable to the holders of outstanding shares of preferred stock, if any, the holders of common stock are entitled to receive such lawful dividends as may be declared by the Board of Directors. In the event of liquidation, dissolution or winding up of Collectors Universe, and subject to the rights of the holders of outstanding shares of preferred stock, if any, the holders of shares of common stock shall be entitled to receive all of the remaining assets of Collectors Universe available for distribution to its stockholders after satisfaction of all its liabilities and the payment of any liquidation preference of any outstanding preferred stock. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and all shares of common stock to be issued pursuant to this offering shall be fully paid and nonassessable.

PREFERRED STOCK

     As of August 31, 1999, no shares of preferred stock were outstanding. The Board of Directors has the authority, without further action by the stockholders, to issue the authorized shares of preferred stock in one or more series and to fix the rights, preferences and privileges thereof, including voting rights, terms of redemption, redemption prices, liquidation preferences, number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. Although it presently has no intention to do so, the Board of Directors, without stockholder approval, may issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of common stock. This provision may be deemed to have a potential anti-takeover effect, and the issuance of preferred stock in accordance with such provision may delay or prevent a change of control of Collectors Universe.

DELAWARE LAW AND CHARTER PROVISIONS

     Delaware law and our Amended and Restated Certificate of Incorporation and Bylaws could make more difficult our acquisition by means of a tender offer, a proxy contest or otherwise and the removal of our incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Collectors Universe to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

     We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless, with specified exceptions, the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

     Our Amended and Restated Certificate of Incorporation eliminates the right of stockholders to act by written consent without a meeting. The Amended and Restated Certificate of Incorporation and Bylaws of Collectors Universe do not provide for cumulative voting in the election of directors. The authorization of undesignated preferred stock makes it possible for the Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in our control of management.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation, Glendale, California.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for the common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices and adversely affect our ability to raise additional capital in the capital markets at a time and price favorable to us.

     Upon completion of this offering, we will have 24,425,076 shares of common stock outstanding. Of these shares, the 4,000,000 shares sold in the offering will be freely tradable without restriction or further registration under the Securities Act, unless they are purchased by "affiliates" of Collectors Universe as that term is used under the Securities Act of 1933. The remaining 20,425,076 shares held by existing stockholders will be "restricted securities" as defined in Rule 144 under the Securities Act, or restricted shares. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act, which is summarized below. Sales of restricted shares in the public market, or the availability of such shares for sale, could adversely affect the market price of our common stock.

     In general, under Rule 144, beginning 90 days after the effective date of the offering, any person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of our common stock, approximately 244,250 shares immediately after this offering, or the average weekly trading volume during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to requirements as to the manner of sale, notice and availability of current public information about Collectors Universe. In addition, restricted shares, which have been beneficially owned for at least two years and which are held by non-affiliates, may be sold free of any restrictions under Rule 144.

     All officers, directors and stockholders and most option holders have agreed that they will not sell any common stock of Collectors Universe owned by them for a period of 180 days after the effective date of this offering without the prior written consent of Needham & Company, Inc. Other than the 4,000,000 shares of common stock sold in this offering, all of the outstanding shares of common stock of Collectors Universe are subject to the 180-day lock-up. Upon the expiration of the 180-day lock-up or earlier upon the consent of Needham & Company, Inc., 20,425,076 restricted shares will become eligible for sale subject to the volume and other restrictions of Rule 144. Of these restricted shares, 12,963,269 shares will be held by affiliates of Collectors Universe.

     Pursuant to registration rights agreements by and among Collectors Universe and the holders of 20,425,076 shares of our common stock, such stockholders have the right, beginning one year from the effective date of this offering, to cause us to register their shares under the Securities Act by providing a written demand from the holders of at least 15% of the shares of common stock. The registration rights will terminate five years following the closing of this offering.

     We intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock reserved for issuance under our stock option plans and Employee Stock Purchase Plan, thus permitting the resale by non-affiliates of shares issued under the plans in the public market without restriction under the Securities Act. Such registration statement will become effective immediately upon filing which is expected shortly after the closing of this offering. As of the closing of this offering, options or rights to purchase 3,227,917 shares of common stock will be outstanding, of which 2,020,505 shares are subject to lock-up agreements described above.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the underwriters named below, for whom Needham & Company, Inc. and First Security Van Kasper are acting as representatives, have severally agreed to purchase an aggregate of 4,000,000 shares of common stock from Collectors Universe at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, in the amounts set forth opposite their respective names below.

UNDERWRITER                                                   PARTICIPATION
-----------                                                   -------------
Needham & Company, Inc......................................    1,677,000
First Security Van Kasper...................................      903,000
Bear, Stearns & Co. Inc. ...................................      110,000
A.G. Edwards & Sons, Inc. ..................................      110,000
Hambrecht & Quist LLC.......................................      110,000
ING Barings LLC.............................................      110,000
Lehman Brothers Inc. .......................................      110,000
Morgan Stanley & Co. Incorporated...........................      110,000
Salomon Smith Barney Inc. ..................................      110,000
William Blair & Company, L.L.C. ............................       65,000
J.C. Bradford & Co. ........................................       65,000
Cruttenden Roth Incorporated................................       65,000
Janney Montgomery Scott LLC.................................       65,000
Josephthal & Co. Inc. ......................................       65,000
Ormes Capital Markets, Inc. ................................       65,000
Ryan, Beck & Co., Inc. .....................................       65,000
Stifel, Nicolaus & Company, Incorporated....................       65,000
Wedbush Morgan Securities Inc. .............................       65,000
W. R. Hambrecht & Co., LLC..................................       65,000
                                                                ---------
     Total..................................................    4,000,000
                                                                =========

     The Underwriting Agreement provides that the obligations of the underwriters are subject to specified conditions precedent and that the underwriters will purchase all shares of common stock offered hereby if any of those shares are purchased.

     Collectors Universe has been advised by the representatives that the underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus, and to various securities dealers at that price less a concession of not more than $0.24 per share. The underwriters may allow, and those dealers may reallow, a concession not in excess of $0.10 per share to various other dealers. After the shares of common stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the underwriters. No change in those terms shall change the amount of proceeds to be received by Collectors Universe as set forth on the cover page of this prospectus.

     Collectors Universe has granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to 600,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise that option solely to cover over-allotments, if any, made in connection with the sale of common stock offered hereby. To the extent that the underwriters exercise the over-allotment option, each underwriter will be committed, subject to specified conditions, to purchase a number of additional shares of common stock which is proportionate to that underwriter's initial commitment as set forth in the table above.

     Collectors Universe, its officers and directors and current stockholders have agreed that, during the period beginning from the date of this prospectus and continuing to and including the date 180 days after the date of this prospectus, they will not offer, sell, contract to sell or otherwise dispose of any shares of common stock, any securities of Collectors Universe which are substantially similar to the shares of common stock or which are convertible or exchangeable for securities which are substantially similar to the shares of common stock without the prior written consent of Needham & Company, Inc., except for the shares of common stock offered in connection with this offering.

     The representatives have informed Collectors Universe that they do not expect sales to accounts over which the underwriters exercise discretionary authority to exceed 5% of the total number of shares of common stock offered by them.

     Prior to this offering, there has not been a public market for the common stock of Collectors Universe. Consequently, the initial public offering price of the common stock and the underwriting discounts and commissions were determined by arms' length negotiation between Collectors Universe and the representatives of the underwriters. Among the factors to be considered by Collectors Universe and the representatives in pricing the common stock are the results of operations, the current financial condition and future prospects of Collectors Universe, the experience of management, the amounts of ownership to be retained by the current stockholders, the general condition of the economy and the securities markets, the demand for similar securities of companies considered comparable to Collectors Universe and other factors deemed relevant.

     Collectors Universe has agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect thereof.

     In connection with the offering, various underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the common stock. Those transactions may include stabilization transactions effected in accordance with the Exchange Act pursuant to which such persons may bid for or purchase common stock for the purpose of stabilizing its market price. The underwriters also may create a short position for the account of the underwriters by selling more common stock in connection with the offering than they are committed to purchase from Collectors Universe, and in such case may purchase common stock in the open market following completion of the offering to cover all or a portion of those shares of common stock or may exercise the underwriters' over-allotment option referred to above. In addition, the representatives, on behalf of the underwriters, may impose "penalty bids" under the contractual arrangements with the underwriters whereby the representatives may reclaim from an underwriter, or dealers participating in the offering, for the account of the other underwriters, the selling concession with respect to common stock that is distributed in the offering but subsequently purchased for the account of the underwriters in stabilization or syndicate covering transactions or otherwise. Any of these activities may stabilize or maintain the price of the common stock at a level above which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and if they are undertaken they may be discontinued at any time.

     A limited number of shares allocated to WR Hambrecht + Co will be distributed in this offering through the use of the Internet. WR Hambrecht + Co will post on its website (www.wrhambrecht.com) a brief description of the offering which contains only the information permitted under Rule 134. Visitors to this website will have access to the preliminary prospectus by links on the website. WR Hambrecht + Co will accept conditional offers to purchase shares from account holders that are determined eligible to participate. In the event that the demand for shares exceeds the amount of shares allocated to it, WR Hambrecht + Co will, at the request of Collectors Universe, first allocate shares to persons with an established relationship with Collectors Universe. If any shares remain, WR Hambrecht + Co will allocate them to individual and institutional account holders, considering the following criteria: trading history of the account with respect to initial public offerings, post-offering activity in previous offerings and tenure of the account.

     Two investment funds which are managed by and affiliates of Needham & Company, Inc. own a total of 100,000 shares of Collectors Universe common stock, which they purchased in March 1999 for $500,000 as part of the private placement of 1,281,800 shares at $5.00 per share.

     The following table summarizes the compensation to be paid to the underwriters by us.

                                                                 TOTAL WITHOUT      TOTAL WITH
                                                     PER SHARE   OVERALLOTMENT    OVERALLOTMENT
                                                     ---------   --------------   --------------
Underwriting discounts and commissions paid by         $0.42       $1,680,000       $1,932,000
  us...............................................

     We will pay underwriting discounts and commissions which are calculated as a percentage of the offering price equal to 7%. In addition, the NASD considers the spread between the purchase price of 30,602 shares purchased by funds affiliated with Needham & Company, Inc. in March 1999 for $5.00 per share and the offering price as additional underwriting compensation. Expenses of the offering, exclusive of underwriting discounts and commissions, include the SEC filing fee, the NASD filing fee, the Nasdaq National Market application fee, printing expenses, legal fees and expenses, accounting fees and expenses, blue sky fees and expenses, transfer agent and register fees and other miscellaneous fees. We will pay the offering expenses, estimated to be approximately $710,000, excluding underwriting discounts and commissions.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for Collectors Universe by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Heller Ehrman White & McAuliffe, Los Angeles, California. Members of Stradling Yocca Carlson & Rauth own a total of 23,000 shares of common stock.

                                    EXPERTS

     The consolidated financial statements of Collectors Universe, Inc. and subsidiaries as of June 30, 1998 and 1999 and for each of the three years in the period ended June 30, 1999, included in this prospectus, and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, which reports express an unqualified opinion and include an explanatory paragraph relating to the restatement described in

Note 15 of the Consolidated Financial Statements, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of the auction business of Lyn F. Knight Rare Coins, Inc. for the years ended December 31, 1997 and 1998, included in this prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing in this prospectus, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of Kingswood Coin Auctions, LLC for the year ended December 31, 1998, included in this prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing in this prospectus, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to Collectors Universe and the common stock offered by this prospectus, reference is made to the registration statement and to the exhibits and schedules filed with the registration statement. A copy of the registration statement may be inspected without charge at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. Copies of all or any part of the registration statement may be obtained at the prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and its public reference facilities in New York, New York and Chicago, Illinois, upon the payment of the fees prescribed by the SEC. The registration statement is also available through the Commission's Website on the World Wide Web at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                        UNAUDITED PRO FORMA INFORMATION

                                                              PAGE
                                                              ----
Unaudited Pro Forma Consolidated Statement of
Operations -- Narrative Overview............................   F-2
Unaudited Pro Forma Consolidated Statement of Operations....   F-3

                   COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

Independent Auditors' Report................................   F-4
Consolidated Balance Sheets.................................   F-5
Consolidated Statements of Operations.......................   F-6
Consolidated Statements of Stockholders' Equity.............   F-7
Consolidated Statements of Cash Flows.......................   F-8
Notes to Consolidated Financial Statements..................  F-10

               AUCTION BUSINESS OF LYN F. KNIGHT RARE COINS, INC.

Independent Auditors' Report................................  F-27
Statements of Income and (Deficiency) Equity................  F-28
Statements of Cash Flows....................................  F-29
Notes to Financial Statements...............................  F-30

                          KINGSWOOD COIN AUCTIONS, LLC

Independent Auditors' Report................................  F-32
Statement of Income and Retained Earnings...................  F-33
Statement of Cash Flows.....................................  F-34
Notes to Financial Statements...............................  F-35

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

     The Unaudited Pro Forma Consolidated Statement of Operations for the year ended June 30, 1999 gives effect to the acquisitions of the auction businesses of Lyn F. Knight Rare Coins, Inc. (Lyn Knight) and Kingswood Coin Auctions, LLC (Kingswood) and the acquisitions of minority ownership interests in Superior Sportscard Auctions, LLC (Superior) and Internet Universe, LLC (Internet Universe), as if such transactions had occurred on July 1, 1998. The Unaudited Pro Forma Consolidated Statement of Operations also includes an adjustment for the income taxes which would have been recorded if Collectors Universe had been a C corporation, based on the tax laws in effect during the year.

     The pro forma adjustments reflect Collectors Universe's determination of all adjustments necessary to present fairly Collectors Universe's pro forma results of operations. These adjustments are based on available information and assumptions Collectors Universe considers reasonable under the circumstances. The Unaudited Pro Forma Consolidated Statement of Operations is provided for informational purposes only. This information is not necessarily indicative of the results of operations of Collectors Universe had the transactions referred to above occurred on the dates specified. In addition, this information is not necessarily indicative of the results of operations which may occur in the future. You should read the unaudited pro forma consolidated statement of operations information together with the historical consolidated financial statements of Collectors Universe, its predecessor, and acquired companies and the related notes included elsewhere in this Prospectus.

                   COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                        FOR THE YEAR ENDED JUNE 30, 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                            PRO FORMA     PRO FORMA
                                        HISTORICAL(A)*   ACQUISITIONS(B)   ADJUSTMENTS   CONSOLIDATED
                                        --------------   ---------------   -----------   ------------
Net revenues..........................     $22,563            $988            $            $23,551
Cost of revenues......................       8,654             124                           8,778
                                           -------            ----            -----        -------
Gross profit..........................      13,909             864                          14,773
Supplier compensation cost............       1,244              --                           1,244
Selling, general and administrative
  expenses............................      13,461             289              445(c)      14,195
                                           -------            ----            -----        -------
Operating income (loss)...............        (796)            575             (445)          (666)
Interest income, net..................          30              --                              30
Minority interest.....................         (28)             --               28(d)          --
                                           -------            ----            -----        -------
Income (loss) before (benefit)
  provision for income taxes..........        (794)            575             (417)          (636)
(Benefit) provision for income
  taxes...............................        (624)             --              512(e)        (112)
                                           -------            ----            -----        -------
Net income (loss).....................     $  (170)           $575            $(929)       $  (524)
                                           =======            ====            =====        =======
Per share information:
  Net loss per share, basic and
     diluted..........................     $ (0.01)                                        $ (0.03)
                                           =======                                         =======
Weighted average shares
  outstanding(f):
  Basic and diluted...................      17,644                                          19,695

-------------------------
 *  As restated, see Note 15 to the consolidated financial statements.

(a) Reflects the historical results of operations of Collectors Universe as derived from Collectors Universe's audited historical statement of operations for the year ended June 30, 1999.

(b) Reflects the historical results of operations of Lyn Knight and Kingswood as derived from the unaudited statements of income for the period from July 1, 1998 through February 4, 1999. The operations of Superior and Internet Universe, both of which were majority owned subsidiaries of PCGS for the period July 1, 1998 through February 4, 1999, are included in the historical operations of the Company for such period. All operating results of Lyn Knight, Kingswood, Superior and Internet Universe for the period from February 5, 1999 through June 30, 1999 are included in Collectors Universe's statement of operations for the year ended June 30, 1999.

(c) Reflects the additional amortization of goodwill that would have been recognized had the acquisitions occurred on July 1, 1998, based on a 15-year amortization period for the Lyn Knight and Superior acquisitions, and five years for the Kingswood and Internet Universe acquisitions.

(d) Reflects the elimination of minority interests in operations of Superior and Internet Universe for the period July 1, 1998 through February 4, 1999.

(e) Reflects adjustment for the income taxes which would have been recorded if Collectors Universe had been a C corporation, based on the tax laws in effect during the year. The adjustment also applies a provision for income taxes for acquired companies, each of which operated as an S corporation or limited liability corporation prior to acquisition by the Collectors Universe.

(f) Pro forma weighted average shares outstanding represent historical weighted average shares outstanding, adjusted to give effect to (1) the number of shares that would have been outstanding had the acquisitions of Lyn Knight and Kingswood and the minority interests of Superior and Internet Universe occurred on July 1, 1998 and (2) the number of shares of common stock which would be required to be issued (at the offering price of $6 per share) to replace capital withdrawn in excess of current year earnings. The effect of potentially dilutive stock options of 1,121 are not included as the effect is anti dilutive.

                          INDEPENDENT AUDITORS' REPORT

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF
COLLECTORS UNIVERSE, INC.

     We have audited the accompanying consolidated balance sheets of Collectors Universe, Inc. and subsidiaries (the Company) as of June 30, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Collectors Universe, Inc. and subsidiaries as of June 30, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles.

     As discussed in Note 15, the accompanying 1999 consolidated financial statements have been restated.

Deloitte & Touche LLP

Costa Mesa, California
August 27, 1999
(September 1, 1999 as to Note 14 and
 October 28, 1999 as to the effect of
 the restatement described in Note 15)

                   COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                      JUNE 30,
                                                              ------------------------
                                                               1998          1999
                                                              ------    --------------
                                                                        (AS RESTATED-
                                                                         SEE NOTE 15)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $  612       $ 1,852
  Accounts receivable, net..................................     782         2,026
  Inventories, net..........................................     762         3,148
  Prepaid expenses and other................................     297           514
  Deferred taxes............................................      --           218
                                                              ------       -------
     Total current assets...................................   2,453         7,758
  Property and equipment, net...............................     392         1,201
  Notes receivable from related parties.....................     101           178
  Other assets..............................................     103           167
  Goodwill, net.............................................      55         5,599
  Deferred taxes............................................      --           637
                                                              ------       -------
                                                              $3,104       $15,540
                                                              ======       =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $  465       $ 2,430
  Accrued liabilities.......................................     283           856
  Accrued compensation and benefits.........................     201           524
  Deferred revenue..........................................     521         1,616
  Income taxes payable......................................       8            16
                                                              ------       -------
     Total current liabilities..............................   1,478         5,442
Minority interest...........................................      64            --
Commitments and contingencies (Note 12)
Stockholders' equity:
  Preferred stock, $.001 par value; 3,000 shares............      --            --
  authorized; no shares issued or outstanding...............      --            --
  Common stock, $.001 par value; 30,000 shares authorized;
     20,667 issued and 16,132 outstanding at June 30, 1998,
     20,282 issued and outstanding at June 30, 1999.........      20            20
  Additional paid-in capital................................      70        11,586
  Retained earnings (deficit)...............................   2,077        (1,508)
  Less: treasury stock......................................    (605)           --
                                                              ------       -------
     Total stockholders' equity.............................   1,562        10,098
                                                              ------       -------
                                                              $3,104       $15,540
                                                              ======       =======

   The accompanying notes are an integral part of the consolidated financial statements.

                   COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                YEAR ENDED JUNE 30,
                                                        -----------------------------------
                                                         1997       1998          1999
                                                        -------    -------    -------------
                                                                              (AS RESTATED-
                                                                              SEE NOTE 15)
Net revenues..........................................  $ 9,393    $10,989       $22,563
Cost of revenues......................................    2,651      2,915         8,654
                                                        -------    -------       -------
Gross profit..........................................    6,742      8,074        13,909
Supplier compensation cost............................       --         --         1,244
Selling, general and administrative expenses..........    6,228      7,168        13,461
                                                        -------    -------       -------
Operating income (loss)...............................      514        906          (796)
Interest income, net..................................       34         26            30
Minority interest.....................................       (7)       (46)          (28)
                                                        -------    -------       -------
Income (loss) before provision (benefit) for income
  taxes...............................................      541        886          (794)
Provision (benefit) for income taxes..................       36         13          (624)
                                                        -------    -------       -------
Net income (loss).....................................  $   505    $   873       $  (170)
                                                        =======    =======       =======
Net income (loss) per share, basic and diluted........  $  0.03    $  0.05       $ (0.01)
                                                        =======    =======       =======
Weighted average shares outstanding:
     Basic and diluted................................   16,217     16,064        17,644
                                                        =======    =======       =======

PRO FORMA DATA (UNAUDITED) (NOTE 2):
Historical income (loss) before provision (benefit)
  for income taxes....................................  $   541    $   886       $  (794)
Pro forma provision (benefit) for income taxes........      216        354          (258)
                                                        -------    -------       -------
Pro forma net income (loss)...........................  $   325    $   532       $  (536)
                                                        =======    =======       =======
Pro forma net (loss) per share, basic and diluted.....                           $ (0.03)
                                                                                 =======
Pro forma weighted average shares outstanding:
     Basic and diluted................................                            18,107
                                                                                 =======

   The accompanying notes are an integral part of the consolidated financial statements.

                   COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                         COMMON STOCK     ADDITIONAL   RETAINED     TREASURY STOCK
                                       ----------------    PAID-IN     EARNINGS    ----------------
                                       SHARES   AMOUNT     CAPITAL     (DEFICIT)   SHARES    AMOUNT    TOTAL
                                       ------   -------   ----------   ---------   -------   ------   -------
Balance at July 1, 1996..............  20,667   $    20    $    70      $ 1,269      4,305   $(499)   $   860
Dividends to stockholders............                                      (170)                         (170)
Purchase of treasury stock...........                                                  230    (125)      (125)
Net income...........................                                       505                           505
                                       ------   -------    -------      -------    -------   -----    -------
Balance at June 30, 1997.............  20,667        20         70        1,604      4,535    (624)     1,070
Dividends to stockholders............                                      (400)                         (400)
Sale of treasury stock...............                                                 (230)     61         61
Purchase of treasury stock...........                                                  230     (42)       (42)
Net income...........................                                       873                           873
                                       ------   -------    -------      -------    -------   -----    -------
Balance at June 30, 1998.............  20,667        20         70        2,077      4,535    (605)     1,562
Dividends to stockholders............                                    (2,610)                       (2,610)
Undistributed earnings of S
  corporation........................                          316         (316)
Sale of treasury stock...............                                                 (318)    116        116
Cancellation of treasury stock.......  (3,356)       (3)         3         (489)    (3,356)    489
Issuance of shares in acquisitions
  (As restated - see Note 15)........   1,689         2      3,563                    (861)             3,565
Issuance of common stock in private
  placement..........................   1,282         1      6,390                                      6,391
Compensation expense related to stock
  options granted (As restated - see
  Note 15)...........................                        1,244                                      1,244
Net loss (As restated - see Note
  15)................................                                      (170)                         (170)
                                       ------   -------    -------      -------    -------   -----    -------
Balance at June 30, 1999 (As restated
  - see Note 15).....................  20,282   $    20    $11,586      $(1,508)        --   $  --    $10,098
                                       ======   =======    =======      =======    =======   =====    =======

   The accompanying notes are an integral part of the consolidated financial statements.

                   COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                  YEAR ENDED JUNE 30,
                                                             ------------------------------
                                                             1997     1998        1999
                                                             -----    -----   -------------
                                                                              (AS RESTATED-
                                                                              SEE NOTE 15)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)..........................................  $ 505    $ 873      $  (170)
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Depreciation and amortization.........................    184      169          581
     Supplier compensation cost............................     --       --        1,244
     Provision for bad debts...............................     29       --           51
     Provision for inventory writedown.....................     --        2          161
     Accrued interest income from related party............     (9)      (3)         (13)
     Write-off and forgiveness of note receivable from
       related party.......................................     --      134           15
     Loss on disposal of property and equipment............      3       32           74
     Minority interest.....................................      7       46           28
     Deferred income taxes.................................     --       --         (855)
     Changes in operating assets and liabilities, net of
       effects of acquisition:
       Accounts receivable.................................   (557)     (16)      (1,295)
       Inventories.........................................   (210)    (271)      (2,547)
       Prepaid expenses and other..........................    (53)    (207)        (217)
       Income tax refund receivable........................     19        9           --
       Other assets........................................     --       --          (64)
       Accounts payable....................................    168     (184)       1,965
       Accrued liabilities.................................     95      (31)         427
       Accrued compensation and benefits...................     80      (41)         323
       Deferred revenue....................................    (73)     302        1,095
       Income tax payable..................................     --        9            8
                                                             -----    -----      -------
          Net cash provided by operating activities........    188      823          811
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of property and equipment.............     10       --           84
  Advances on notes receivable from related parties........    (83)    (100)        (180)
  Capital expenditures.....................................   (138)    (109)      (1,211)
  Cash paid for acquisitions...............................     --       --         (262)
  Collections on notes receivable from related parties.....     55        7          101
                                                             -----    -----      -------
          Net cash used in investing activities............   (156)    (202)      (1,468)

                   COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

                                 (IN THOUSANDS)

                                                                   YEAR ENDED JUNE 30,
                                                             -------------------------------
                                                             1997     1998         1999
                                                             -----    -----   --------------
                                                                              (AS RESTATED-
                                                                               SEE NOTE 15)
CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends to stockholders..................................  $(170)   $(400)     $(2,610)
  Purchases of treasury stock..............................    (32)     (42)          --
  Repayment of acquisition notes payable...................     --       --       (2,000)
  Proceeds from sale of common stock.......................     --       --        6,391
  Proceeds from sale of treasury stock.....................     --       61          116
                                                             -----    -----      -------
          Net cash (used in) provided by financing
             activities....................................   (202)    (381)       1,897
                                                             -----    -----      -------
Net (decrease) increase in cash and cash equivalents.......   (170)     240        1,240
Cash and cash equivalents at beginning of year.............    542      372          612
                                                             -----    -----      -------
Cash and cash equivalents at end of year...................  $ 372    $ 612      $ 1,852
                                                             =====    =====      =======

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
  Interest.................................................  $  --    $  --      $    27
  Income taxes.............................................  $  18    $   5      $   223

SUPPLEMENTAL SCHEDULE OF NONCASH TRANSACTIONS:
During the year ended June 30, 1997, the Company accepted
  common stock valued at $93 from a stockholder as payment
  of a stockholder advance of $93.
During the year ended June 30, 1999, the Company acquired
  certain businesses as follows (Note 3):
Common stock issued........................................                      $ 3,565
Debt issued................................................                        2,000
Cash paid in acquisitions..................................                          262
Minority interest..........................................                          (92)
Liabilities assumed........................................                          146
                                                                                 -------
Goodwill...................................................                      $ 5,881
                                                                                 =======

   The accompanying notes are an integral part of the consolidated financial statements.

                   COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                FOR THE YEARS ENDED JUNE 30, 1997, 1998 AND 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

1.  ORGANIZATION AND NATURE OF BUSINESS:

ORGANIZATION

     Collectors Universe, Inc. (Collectors Universe or we) is a Delaware corporation that was organized on February 5, 1999 for the purpose of enabling Professional Coin Grading Service, Inc. (PCGS or the Predecessor) to acquire other businesses that, like PCGS, provide services to the collectibles markets. On February 5, 1999 Collectors Universe issued 17,311 shares of common stock in exchange for all of the outstanding shares of PCGS. As a result of that exchange, the former stockholders of PCGS became stockholders of Collectors Universe, with each of them receiving a number of our shares based on his or her percentage ownership of the shares of PCGS. Prior to this exchange, Collectors Universe had no operating assets or liabilities and had not yet conducted any operations. The assets and liabilities acquired were recorded at the predecessor basis as the transaction represented a transfer of assets and liabilities between entities under common control.

     Concurrently with the exchange transaction with PCGS, Collectors Universe acquired the assets of the auction businesses of Lyn F. Knight Rare Coins, Inc. and Kingswood Coin Auctions, LLC (Kingswood) and the minority ownership interests in Superior Sportscard Auctions, LLC (Superior), and Internet Universe, LLC (IU), both of which were majority owned subsidiaries of PCGS at the time these acquisitions were consummated.

NATURE OF THE BUSINESS

     Collectors Universe provides grading and authentication services for rare coins, sportscards, sports memorabilia, autographs and other collectible items. We also conduct Internet, telephone and in-person auctions of high-end collectibles. Our main sources of revenue are from grading and authentication, sales of collectibles and auction commissions.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements for periods prior to the fiscal year ended June 30, 1999 include the accounts of our predecessor corporation, PCGS, and its majority-owned subsidiaries, Superior and IU, in which PCGS had a 60% and 55% ownership interest, respectively. The consolidated financial statements for the fiscal year ended June 30, 1999 include the accounts of PCGS for the entire fiscal year and the accounts of Lyn Knight Auctions and Kingswood, from the date of their acquisitions. During 1999, we acquired the remaining ownership interests in Superior and IU, which resulted in the full consolidation of these entities from the date of acquisition. All significant intercompany accounts and transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS

     We consider all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents.

                   COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

CONCENTRATION OF CREDIT RISK

     Our financial instruments that are exposed to concentrations of credit risk consist primarily of accounts receivable and cash deposits and other cash equivalents that are in excess of federally insured limits. Generally, payment for grading services or collectibles sold at auction are received before items are shipped. However, we do extend credit to selected customers but generally retain possession of purchased items until payment is received. We maintain an allowance for doubtful accounts and regularly review the adequacy of this reserve. The allowance for doubtful accounts was $0 and $38 at June 30, 1998 and 1999, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     Our consolidated balance sheets include the following financial instruments: cash and cash equivalents, accounts receivable, notes receivable, accounts payable and accrued liabilities. We consider the carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities in the consolidated financial statements to approximate fair value for these instruments because of the relatively short period of time between origination of the instruments and their expected realization. Based on current market rates, the fair value of the note receivable from a related party at June 30, 1999 approximated its carrying value.

INVENTORIES

     We account for collectible inventories under the specific identification method. Inventories are carried at the lower of cost or market, where market is generally determined by published price guides.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives ranging from three to seven years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the term of the related lease. Repair and maintenance costs are expensed as incurred.

GOODWILL

     Goodwill represents the excess of the purchase price over the fair value of net assets acquired and is amortized using the straight-line method over periods ranging from five to fifteen years. We periodically evaluate the recoverability of goodwill by determining whether the amortization of the balance over its remaining useful life can be recovered through projected undiscounted future operating cash flows. Based on our most recent analysis, we believe that no impairment exists at June 30, 1999. Accumulated amortization of goodwill was $45 and $382 at June 30, 1998 and 1999, respectively.

LONG-LIVED ASSETS

     We account for the impairment and disposition of long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (SFAS No. 121). In accordance with SFAS

                   COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

No. 121, long-lived assets to be held are reviewed for events or changes in circumstances which indicate that their carrying value may not be recoverable through projected undiscounted future operating cash flows. The Company periodically reviews the carrying value of long-lived assets to determine whether an impairment to such value has occurred. At June 30, 1999, there was no impairment of long-lived assets.

REVENUE RECOGNITION

     The Company's revenue is primarily derived from grading and authentication services and sales of collectible items through auctions. Grading and authentication services include coin and sportscard grading along with authentication of collectibles and autographs. Commissions from buyers and sellers are derived from the sale of consigned inventory that is sold or auctioned by the Company. Collectible sales represent sales of inventory purchased by the Company for sale at auction or in galleries.

     Grading and authentication revenue is recognized when the grading and authentication services are performed and the collectibles have been returned to the submitting party. Advance payments received for grading and authentication services are recorded as deferred revenue until such time as the services are performed and the graded items are shipped. Costs associated with grading and authentication activities are expensed as incurred. In most instances we offer dealers a discount on coins submitted for grading, which reduces revenue by the amount of the discounts. Discounts aggregated $1,697, $1,740 and $1,528 for fiscal years 1997, 1998 and 1999, respectively. Auction and gallery sales, along with commissions earned, are recognized when the collectible is shipped to the customer.

     We generally offer a five-day return privilege on collectibles bought through our auctions. We calculate the necessity for, and the amount of an allowance for estimated future returns based on historical experience. No return allowances have been required for the years ended June 30, 1997, 1998 and 1999.

WARRANTY COSTS

     Collectors Universe offers a warranty covering the coins and sportscards it authenticates and grades. Under the terms of the warranty, any coin or sportscard originally graded by us, which subsequently receives a lower grade upon resubmittal to us, obligates us to either purchase the coin or sportscard or pay the difference in value of the item at its original grade as compared with its lower grade. We accrue for estimated warranty costs based on historical trends and related experiences.

ADVERTISING COSTS

     Advertising costs are expensed as incurred and amounted to approximately $198, $250 and $612 for the three years ended June 30, 1997, 1998 and 1999, respectively.

                   COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

DEFERRED RENTS

     The Company accounts for scheduled minimum rent increases over the terms of the related leases. The total amount of the scheduled minimum rent payments are charged to expense using the straight-line method over the terms of the leases.

ROYALTY EXPENSE

     Annual minimum obligations due under the DNA royalty agreement (Note 12) are charged to expense annually, on a straight-line basis, over the term of the Agreement. Additional royalties, if any, in excess of the annual minimum obligations are charged to expense as incurred.

INCOME TAXES

     We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Deferred taxes on income result from temporary differences between the reporting of income and expense for financial statements and tax reporting purposes. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some portion or all of the deferred tax asset will not be realized. Prior to February 5, 1999, we elected to be treated as an S corporation under the Internal Revenue Code and California Revenue and Taxation Code. Accordingly, the provision for income taxes for the years ended June 30, 1997 and 1998 is computed by applying the California franchise tax rate for S corporations of 1.5% to our income before tax. Effective February 5, 1999, we converted to a C corporation and became a taxable entity subject to regular federal and state income taxes on an ongoing basis.

STOCK-BASED COMPENSATION

     We account for stock-based awards to employees, using the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and adopted the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123).

     We account for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force (EITF) Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services. All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the third-party performance is complete or the date on which it is probable that performance will occur.

NET INCOME (LOSS) PER SHARE

     We compute net income (loss) per share in accordance with SFAS No. 128, Earnings Per Share (SFAS No. 128). SFAS No. 128 requires the presentation of basic and diluted earnings per share. Basic earnings per share is computed by dividing net income (loss) attributable to common

                   COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

stockholders by the weighted average number of common shares outstanding during the periods presented. Diluted net income per share is computed by dividing net income attributable to common stockholders by the weighted average number of common and common equivalent shares outstanding during the periods presented assuming the exercise of all outstanding stock options and other dilutive securities. There were no dilutive securities outstanding during the years ended June 30, 1997 and 1998. For the year ended June 30, 1999 the effect of potentially dilutive stock options of 1,121 are not included as the effect is anti dilutive.

PRO FORMA NET INCOME (LOSS) (UNAUDITED)

     Pro forma net income (loss) represents the results of operations adjusted to reflect a provision (benefit) for income tax on historical income before provision for income taxes, as if we had been taxed as a C corporation. The difference between the pro forma income tax rates utilized and federal statutory rate of 34% relates primarily to state income taxes (approximately 6%, net of federal tax benefit).

PRO FORMA NET INCOME (LOSS) PER SHARE (UNAUDITED)

     Pro forma net income (loss) per share has been computed by dividing pro forma net income (loss) by the weighted average number of shares of common stock outstanding during the period.

     The Company has adopted the provisions of SFAS No. 128 for the purposes of presenting pro forma basic and diluted net income (loss) per common share. For the year ended June 30, 1999 the effect of potentially dilutive stock options of 1,121 are not included as the effect is anti dilutive. The following table reconciles the historical weighted average shares outstanding to the pro forma weighted average shares outstanding:

                                                                 BASIC
                                                              AND DILUTED
Historical weighted average shares outstanding..............    17,644
Number of shares required to replace capital withdrawn in
excess of current year earnings, estimated to be $2,780, at
$6.00 per share.............................................       463
                                                                ------
Pro forma weighted average shares outstanding...............    18,107
                                                                ======

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during reporting years. Actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS

     On January 1, 1998, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 130, Reporting Comprehensive Income ("SFAS No. 130"). SFAS No. 130 requires that all items required to be recognized under accounting standards as components of comprehensive

                   COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company does not have any items of other comprehensive income requiring separate disclosure.

     In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information (SFAS No. 131). SFAS No. 131 establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosure about products and services, geographic areas and major customers. We adopted SFAS No. 131 on July 1, 1998. We conduct our business activity in two service segments: authentication and grading of collectibles and auctions of collectibles.

     In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133), which the Company is required to adopt effective for its fiscal year beginning July 1, 2001. SFAS No. 133 will require the Company to record all derivatives on the balance sheet at fair value. The Company does not have any derivative instruments nor does the Company engage in hedging activities. Therefore, the adoption of SFAS No. 133 is not expected to have a material impact on the Company's financial position and results of operations.

     In March 1998, the Accounting Standards Executive Committee (AcSEC) issued Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (SOP No. 98-1), which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. We currently expense all internal development costs and we are evaluating the impact of SOP 98-1 on our financial statements and related disclosures.

RECLASSIFICATIONS

     Certain reclassifications have been made to the 1997 and 1998 financial statements to conform to the 1999 presentation.

3.  ACQUISITIONS

     On January 25, 1999, PCGS acquired an additional 40% membership interest in IU. PCGS exchanged 861 shares of its common stock valued at $1,199 for the 40% membership interest of IU. The acquisition was accounted for under the purchase method of accounting. The total purchase price of $1,293, including transaction costs of $37, was allocated to goodwill to be amortized over five years.

     On February 5, 1999, we acquired certain assets of Lyn Knight related to Lyn Knight's currency auction business for $100 in cash, a promissory note of $1,000, payable within six months of the closing, and 760 shares of the Company's common stock valued at $1,064. The acquisition was accounted for under the purchase method of accounting and the entire purchase price of $2,201, including transaction costs of $37 was allocated to goodwill to be amortized over 15 years. The results of operations of Lyn Knight have been included in our consolidated financial statements from the date of acquisition. During the fourth quarter ended June 30, 1999, we paid in full the outstanding amount due on the promissory note.

                   COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     On February 5, 1999, we acquired certain assets of Kingswood for a promissory note of $1,000, payable within six months of closing, and 190 shares of the Company's common stock valued at $266. The acquisition was accounted for under the purchase method of accounting and the entire purchase price of $1,300, including transaction costs of $34 was allocated to goodwill to be amortized over five years. The results of operations of Kingswood have been included in our consolidated financial statements from the date of acquisition. During the fourth quarter ended June 30, 1999, we paid in full the outstanding amount due on the promissory note.

     On February 5, 1999, we acquired the remaining 40% membership interest of Superior not already owned by the Company. We exchanged 631 shares of the Company's common stock valued at $885 for the remaining 40% membership interest of Superior not already owned by the Company. The acquisition was accounted for under the purchase method of accounting. The total purchase price of $911, including transaction costs of $26 and a minority interest liability of $149 was allocated to goodwill to be amortized over 15 years.

     On February 5, 1999, we acquired the remaining 5% membership interest of IU not already owned by us in exchange for 108 shares of our common stock valued at $151. The acquisition was accounted for under the purchase method of accounting. The total purchase price of $179 including transaction costs of $28, was allocated to goodwill to be amortized over five years.

     The following unaudited pro forma consolidated results of operations give effect to the above acquisitions as though such acquisitions had occurred as of the beginning of each period presented. The pro forma information is provided for informational purposes only. It is based on historical information and does not necessarily reflect the actual results that would have occurred and is not necessarily indicative of future results of operations of the combined companies.

                                                              YEAR ENDED JUNE 30,
                                                              --------------------
                                                                1998        1999
                                                              --------    --------
                                                                   UNAUDITED
Total revenues............................................    $12,035     $23,551
                                                              =======     =======
Net income................................................    $ 1,081     $    56
                                                              =======     =======
Pro forma net income per share:
  Basic and diluted.......................................    $  0.07     $    --

                   COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

4. INVENTORIES

     Inventories consist of the following at June 30:

                                                              1998     1999
                                                              ----    ------
Coins and currency..........................................  $134    $1,551
Sportscards.................................................     6       837
Records.....................................................   622       631
Other collectibles..........................................    --       290
                                                              ----    ------
                                                               762     3,309
Less inventory reserve......................................    --      (161)
                                                              ----    ------
                                                              $762    $3,148
                                                              ====    ======

Inventory reserve represents valuation allowance on certain rare coins and records.

5. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following at June 30:

                                                               1998       1999
                                                              -------    -------
Coin and sportscard grading reference sets, fair value of
  $108 and $19 at June 30, 1998 and 1999, respectively......  $   199    $    40
Computer hardware and equipment.............................      518      1,114
Computer software...........................................      184        298
Equipment...................................................      561        790
Furniture and office equipment..............................      434        615
Leasehold improvements......................................       14        106
                                                              -------    -------
                                                                1,910      2,963
Less accumulated depreciation and amortization..............   (1,518)    (1,762)
                                                              -------    -------
Property and equipment, net.................................  $   392    $ 1,201
                                                              =======    =======

6. ACCRUED LIABILITIES

     Accrued liabilities consist of the following at June 30:

                                                              1998    1999
                                                              ----    ----
Warranty reserve............................................  $175    $232
Professional fees...........................................    --     313
Other.......................................................   108     311
                                                              ----    ----
                                                              $283    $856
                                                              ====    ====

                   COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

7. INCOME TAXES

     The provision (benefit) for income taxes consists of the following for the years ended June 30:

                                                        1997     1998     1999
                                                        -----    -----    -----
Current:
Federal...............................................  $  --    $  --    $ 173
  State...............................................     36       13       58
                                                        -----    -----    -----
                                                           36       13      231
                                                        -----    -----    -----
Deferred:
  Federal.............................................     --       --     (672)
  State...............................................     --       --     (183)
                                                                          -----
                                                           --       --     (855)
                                                        -----    -----    -----
Total income tax provision (benefit)..................  $  36    $  13    $(624)
                                                        =====    =====    =====

     The reconciliation of income tax provision (benefit) computed at federal statutory rates to income tax provision (benefit) for the years ended June 30, is as follows:

                                                              1997     1998     1999
                                                              -----    -----    -----
Tax at federal statutory rates..............................  $ 184    $ 301    $(278)
State income taxes, net.....................................     36       13      (81)
Recording of deferred income tax assets in connection with
  the conversion to a C corporation.........................     --       --     (122)
S corporation net income not subject to federal tax.........   (184)    (301)    (271)
Goodwill....................................................                       96
Other, net..................................................                       32
                                                              -----    -----    -----
                                                              $  36    $  13    $(624)
                                                              =====    =====    =====

                   COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred taxes as of June 30, 1999 are as follows:

                                                     CURRENT    LONG-TERM    TOTAL
                                                     -------    ---------    -----
Deferred tax assets:
Supplier compensation costs........................   $ --        $546       $546
  Reserves.........................................    188          --        188
  Property and equipment...........................     --          84         84
  Other............................................     94          19        113
                                                      ----        ----       ----
     Total deferred tax assets.....................    282         649        931
Deferred tax liabilities:
  State taxes......................................    (64)         --        (64)
  Other............................................     --         (12)       (12)
                                                      ----        ----       ----
     Total deferred tax liabilities................    (64)        (12)       (76)
                                                      ----        ----       ----
Net deferred tax asset.............................   $218        $637       $855
                                                      ====        ====       ====

     Prior to February 5, 1999, we elected to be treated as an S corporation under the Internal Revenue Code and California Revenue and Taxation Code. Accordingly, the provision for income taxes for the years ended June 30, 1997 and 1998 is computed by applying the California franchise tax rate for S corporations of 1.5% to our pretax earnings. Effective February 5, 1999, we converted to a C corporation and became a taxable entity subject to regular federal and state income taxes on an ongoing basis. As a result, we recorded $122 of net deferred income tax assets on February 5, 1999 through a benefit recorded in the accompanying consolidated statements of operations.

8.  EMPLOYEE BENEFIT PLAN

     We established an employee benefit plan, effective July 1992, that features a 401(k) salary reduction provision covering all employees who meet eligibility requirements. Eligible employees may elect to defer up to 15% of compensation or the statutorily prescribed annual limit. Collectors Universe, at its discretion, may make contributions to the plan. To date, we have not made contributions to the plan and administrative costs have been nominal.

9.  STOCKHOLDERS' EQUITY

     On February 5, 1999, the Predecessor's stockholders exchanged 75 shares of Predecessor's common stock for 17,311 shares of Collectors Universe's common stock. All shares and per share amounts included in the accompanying financial statements and footnotes have been restated to reflect the exchange ratio of 229.629-for-one. In addition, we also issued 1,689 shares of common stock in connection with certain business acquisitions.

                   COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     In March 1999, we sold 1,282 shares of common stock in a private placement at a price of $5.00 per share. Net proceeds from the private placement amounted to approximately $6,391 after deducting offering expenses of approximately $19. Net proceeds from the private placement offering were used to pay indebtedness of $2,000 relating to business acquisitions (Note 3), to fund the distribution of previously taxed income to Predecessor stockholders in the amount of $2,200, and to provide working capital for general corporate purposes.

CONSULTING AGREEMENT

     In July 1997, we granted options to an individual to purchase 532 shares of our common stock at an exercise price of $0.33 per share as consideration for a five-year consulting agreement commencing on July 1, 1997. The options vest 20% per year commencing December 31, 1997 through December 31, 2001 and are exercisable on or before December 31, 2005. No amount was allocated to the value of the options, as the amount was insignificant.

WARRANT AGREEMENT

     In May 1999, we granted a warrant to purchase 50 shares of our common stock at an exercise price of $5.00 per share in connection with an exclusive license agreement. No amount was allocated to the value of the warrant, as the amount was insignificant.

SUPPLIER COMPENSATION COST

     During the fourth quarter ended June 30, 1999, we entered into agreements with collectible experts to provide content for our websites and to supply a specified amount of collectible merchandise over a multi-year period. The agreements provide for the aggregate award of 622 stock options at an exercise price of $5.00 per share. The agreements provide for immediate vesting and are exercisable over the three to five year term of the agreements. We have determined that the measurement date for the recognition of the fair value of these restricted stock awards is at the time of agreement execution. The fair value of the restricted stock awards was computed as the difference between the exercise price of $5.00 per option and the low end of the estimated range of the initial public offering price per share.

     During the year ended June 30, 1999, we recognized $1,244 of expense based upon the fair value of the stock options granted and such amount is included in supplier compensation costs in the accompanying statements of income.

10. STOCK OPTION PLANS

     In January 1999, we adopted the PCGS 1999 Stock Incentive Plan (the PCGS
Plan). The PCGS Plan covers an aggregate of 1,077 shares of our common stock. In February 1999 we adopted the 1999 Stock Incentive Plan (the 1999 Plan), which provides for grants of incentive stock options, nonstatutory stock options, and restricted stock grants to directors, officers, employees and consultants of Collectors Universe who provide valuable services to Collectors Universe, entitling them to purchase up to 1,749 shares of our common stock. Each of these Plans provide that the option price per share may not be less than 100% of the fair market value of a share of common stock on the

                   COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

grant date as determined by the Board of Directors for incentive stock options and 85% of fair market value for nonstatutory stock options. For incentive stock options, the exercise price may not be less than 110% of the fair market value of a share of common stock on the grant date for any individual possessing 10% or more of the voting power of all classes of stock of Collectors Universe. The timing of exercise for individual option grants is at the discretion of the Board of Directors, and the options expire no later than ten years after the grant date (five years in the case of incentive stock options granted to individuals possessing 10% or more of the voting power of all classes of stock of Collectors Universe). In the event of a change in control of Collectors Universe, an option or award under these Plans will become fully exercisable if the option or award is not assumed by the surviving corporation or the surviving corporation does not substitute comparable awards for the awards granted under these Plans.

     The following is a summary of stock option activity for fiscal 1999 under the PCGS Plan and the 1999 Plan:

                                                                                    WEIGHTED
                                                                                    AVERAGE
                                                 NUMBER OF                       EXERCISE PRICE
                                                  SHARES      PRICE PER SHARE      PER SHARE
                                                 ---------    ---------------    --------------
Options outstanding at June 30, 1998...........       --
  Granted......................................    2,106       $2.11 -- $5.23        $3.53
  Cancelled....................................       --                  --
  Exercised....................................       --                  --            --
                                                   -----       -------------         -----
  Options outstanding at June 30, 1999.........    2,106       $2.11 -- $5.23        $3.53
                                                   =====       =============         =====

     The following table summarizes information about stock options outstanding at June 30, 1999:

                                     OPTIONS OUTSTANDING
                                      WEIGHTED AVERAGE                        OPTIONS EXERCISABLE
                        ---------------------------------------------    -----------------------------
                         NUMBER OF      REMAINING         WEIGHTED        NUMBER OF        WEIGHTED
RANGE OF                  SHARES       CONTRACTUAL        AVERAGE          SHARES          AVERAGE
EXERCISE PRICE          OUTSTANDING    LIFE (YEARS)    EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
--------------          -----------    ------------    --------------    -----------    --------------
$2.11 -- $2.61             1,105           9.5             $2.18             950            $2.11
$5.00 -- $5.23             1,001           9.7             $5.03             119            $5.00

     At June 30, 1999, there were 1,069 shares exercisable at option prices ranging from $2.11 to $5.00. The weighted average remaining contractual life of outstanding stock options was 9.6 years at June 30, 1999. In addition, 270 shares will become 100% vested upon the consummation of an initial public offering.

     SFAS No. 123 encourages but does not require companies to record compensation cost for employee stock option grants. As permitted by SFAS No. 123, we have chosen to account for employee option grants using APB Opinion No. 25 and apply the disclosure-only provisions of SFAS No. 123. Accordingly, no compensation expense has been recognized for employee stock option grants; as such grants have been made at fair market value. Had compensation expense for the

                   COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

employee stock option grants been determined using the provisions of SFAS No. 123, our net loss for the year ended June 30, 1999 would have been reduced to the amounts indicated below:

Net loss:
As reported.................................................  $ (170)
  Pro forma.................................................  $ (526)
Basic and diluted net loss per share:
  As reported...............................................  $(0.01)
                                                              ======
  Pro forma.................................................  $(0.03)
                                                              ======

     Because options vest over several years and additional option grants are expected, the above pro forma effects of applying SFAS No. 123 are not likely to be representative of the effects of reporting net income (loss) for future periods.

     The weighted average fair value of options granted under the plans was $0.76 per option for the year ended June 30, 1999.

     For purposes of estimating compensation cost of our option grants in accordance with SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted average assumptions used for grants during the year ended June 30, 1999:

Average dividend yield......................................         0%
Expected life in years......................................         5
Risk free interest rate.....................................       5.5%
Expected volatility.........................................         0%

11.  RELATED-PARTY TRANSACTIONS

     During the ordinary course of business, we provided grading services to certain entities that are owned, controlled or affiliated with our stockholders. Grading revenues received from these related entities amounted to $98, $153 and $216 during the years ended June 30, 1997, 1998 and 1999, respectively. In addition, we purchased inventories from and sold inventories to certain of these related entities. Purchases of inventories from these related entities amounted to $120, $220 and $537 during the years ended June 30, 1997, 1998 and 1999, respectively. Sales of inventories to these related entities amounted to $16, $46 and $0 during the years ended June 30, 1997, 1998 and 1999, respectively.

     J.D.R.C., Inc., an entity owned by one of our stockholders, provides research-consulting services to us related to our coin grading and authentication services. Amounts paid to J.D.R.C., Inc. related to these consulting services were $295, $173 and $152 during the years ended June 30, 1997, 1998 and 1999, respectively.

     At June 30, 1997, we had an unsecured note receivable from an employee of $134 for amounts advanced to the employee. During the year ended June 30, 1998, such note was written-off as uncollectible.

                   COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     During the year ended June 30, 1997, we accepted common stock valued at $93 from a stockholder as payment of a stockholder advance of $93.

     At June 30, 1998, we had an unsecured note receivable from D.H.R.C.C., an entity owned by one of our stockholders, in the amount of $101. Such note bore interest at 9% per annum and was paid in full during the year ended June 30, 1999.

     In October 1998, we loaned $180 to an officer of Collectors Universe. The loan bears interest at 9% per annum and is collateralized by 101 shares of our common stock. The officer's employment agreement provides for annual principal forgiveness of $30 on each anniversary date of the loan, provided the officer is then currently employed by us. Unpaid principal and interest is due and payable on September 23, 2001. Unpaid principal and interest at June 30, 1999 was $178 and is included in notes receivable from related parties in the accompanying consolidated balance sheets. In addition, during 1999, we paid the officer $100 for relocation expenses which is included in general and administrative expenses in the accompanying consolidated statements of income.

12.  COMMITMENTS AND CONTINGENCIES

LEASES

     Collectors Universe leases its facilities and certain equipment under operating leases which expire at various dates through 2004. We received sublease rental income of $60 under terms of a month-to-month lease from related parties for the years ended June 30, 1997 and 1998. We recorded rental expense of $289, $329 and $578, net of sublease rental income, for the years ended June 30, 1997, 1998 and 1999 respectively. The following are the minimum lease obligations under these leases at June 30, 1999:

2000........................................................    $358
2001........................................................     170
2002........................................................     123
2003........................................................      80
2004........................................................      53
                                                                ----
                                                                $784
                                                                ====

     Subsequent to June 30, 1999, we entered into an eight year operating lease for a facility that will consolidate all California based operations. Occupancy is anticipated to be April 2000. Minimum lease obligations, assuming an April 2000 occupancy, are: $907, $930, $953, $972, $1,001 and $3,149 for fiscal years
2000, 2001, 2002, 2003, 2004 and thereafter, respectively. Total minimum lease payments under this new lease are $7,912.

ROYALTY AGREEMENT

     On March 31, 1999, we entered into an exclusive royalty agreement with a third party for rights within the collectibles industry to certain patented synthetic DNA technology. Terms of the agreement provide for royalties on each use of the technology and minimum royalties if certain annual usage volumes are not achieved. Minimum royalty obligations under this agreement are: $125,

                   COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

$158, $209, $258, $308 and $292 for fiscal years 2000, 2001, 2002, 2003, 2004 and thereafter, respectively.

EMPLOYMENT AGREEMENT

     The Company has entered into employment agreements with certain executive officers and other key employees. The employment agreements provide for minimum salary levels, incentive compensation and severance benefits, among other items.

13.  SEGMENT, GEOGRAPHIC AND MAJOR CUSTOMER INFORMATION

     We operate principally in two service segments: the authentication and grading of collectibles and auctions of collectibles. Product sales for all periods presented are less than 10% of net revenues. We allocate a substantial portion of operating expenses to each service segment based upon head count. We do not allocate specific assets to these service segments.

                                                               YEAR ENDED JUNE 30, 1999
                                                         ------------------------------------
                                                                     GRADING AND
                                                         AUCTION    AUTHENTICATION     TOTAL
                                                         -------    --------------    -------
Net revenues from external customers...................  $ 4,878       $17,685        $22,563
                                                         =======       =======        =======
Operating income (loss)................................  $(3,753)      $ 4,766        $ 1,013
Unallocated operating expenses.........................                                (1,809)
                                                                                      -------
Operating loss, consolidated...........................                               $  (796)
                                                                                      =======
Goodwill amortization..................................  $   337                      $   337

                                                               YEAR ENDED JUNE 30, 1998
                                                         ------------------------------------
                                                                     GRADING AND
                                                         AUCTION    AUTHENTICATION     TOTAL
                                                         -------    --------------    -------
Net revenues from external customers...................  $ 1,390       $ 9,599        $10,989
                                                         =======       =======        =======
Operating (loss) income................................  $  (404)      $ 2,524        $ 2,120
Unallocated operating expenses.........................                                (1,214)
                                                                                      -------
Operating income, consolidated.........................                               $   906
                                                                                      =======
Goodwill amortization..................................  $    20       $    13        $    33

                                                               YEAR ENDED JUNE 30, 1997
                                                         ------------------------------------
                                                                     GRADING AND
                                                         AUCTION    AUTHENTICATION     TOTAL
                                                         -------    --------------    -------
Net revenues from external customers...................  $   766       $ 8,627        $ 9,393
                                                         =======       =======        =======
Operating (loss) income................................  $   (34)      $   733        $   699
Unallocated operating expenses.........................                                  (185)
                                                                                      -------
Operating income, consolidated.........................                               $   514
                                                                                      =======
Goodwill amortization..................................  $    20       $    13        $    33

                   COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     All of our sales and identifiable assets are located in the United States. No individual customer accounted for 10% or more of revenue for the years ended June 30, 1997, 1998 and 1999.

14. SUBSEQUENT EVENTS

     On September 1, 1999 the Board of Directors of Collectors Universe approved the filing of a registration statement on Form S-1 with the Securities and Exchange Commission to effect an initial public offering of its common stock (the Offering).

     On September 1, 1999, the Board of Directors of Collectors Universe adopted the Employee Stock Purchase Plan (the Stock Purchase Plan), which will become effective upon completion of the Offering. A total of 200 shares of the common stock of Collectors Universe has been reserved for issuance under the Stock Purchase Plan.

     On September 1, 1999, the Board of Directors of Collectors Universe approved an increase in the authorized number of common shares from 30,000 to 45,000, authorized preferred shares from 3,000 to 5,000 and increased the number of shares available for grant under the 1999 Plan by 220, thereby increasing the total amount of shares available under the 1999 Plan to 1,749.

15.  RESTATEMENT OF FINANCIAL STATEMENTS

     Subsequent to the issuance of the 1999 consolidated financial statements, management determined that the 55% interest in the Kingswood acquisition previously accounted for at carryover basis should be accounted for under purchase accounting (Note 3), amortization periods for goodwill related to IU and Kingswood acquisitions should be revised to five years from 15 years (Note
3) and revised the estimate of fair value of the non-employee stock awards to incorporate increased volatility assumptions. Accordingly, the financial statements have been restated from amounts previously reported. The effect of the restatement on the Company's 1999 consolidated financial statements is summarized below for the year ended June 30, 1999.

                   COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  AS
                                                              PREVIOUSLY       AS
                                                               REPORTED     RESTATED
                                                              ----------    --------
AT JUNE 30, 1999
Goodwill, net...............................................   $ 5,077      $ 5,599
Deferred taxes, current.....................................       239          218
Deferred taxes, non current.................................       347          637
Income taxes payable........................................        23           16
Additional paid-in capital..................................    10,781       11,586
Retained earnings (deficit).................................    (1,501)      (1,508)
Total stockholders' equity..................................     9,300       10,098

FOR THE YEAR ENDED JUNE 30, 1999
Supplier compensation cost..................................   $   585      $ 1,244
Selling, general and administrative expenses................    13,287       13,461
Operating income (loss).....................................        37         (796)
Income (loss) before provision (benefit) for income taxes...        39         (794)
Provision (benefit) for income taxes........................      (348)        (624)
Net income (loss)...........................................       387         (170)
Net income (loss) per share, basic and diluted..............      0.02        (0.01)

PRO FORMA DATA (UNAUDITED)(NOTE 2):
Historical income (loss) before provision for income
  taxes.....................................................   $    39      $  (794)
Pro forma provision (benefit) for income taxes..............        16         (258)
                                                               -------      -------
Pro forma net income (loss).................................   $    23      $  (536)
                                                               =======      =======
Pro forma net income (loss) per share:
  Basic and diluted.........................................   $    --      $ (0.03)
                                                               =======      =======

                          INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Lyn F. Knight Rare Coins, Inc.:

     We have audited the accompanying statements of income and (deficiency) equity and of cash flows of the auction business of Lyn F. Knight Rare Coins, Inc. (the Business) for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Business' management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of income and (deficiency) equity and of cash flows are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of income and (deficiency) equity and of cash flows. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statements of income and (deficiency) equity, and of cash flows. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the results of operations and of cash flows of the auction business of Lyn F. Knight Rare Coins, Inc. for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.

     As described in Note 1, the Business was part of Lyn F. Knight Rare Coins, Inc. and not a separate legal entity. The financial statements of the Business have been prepared from the applicable records of Lyn F. Knight Rare Coins, Inc., and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Business had operated as an unaffiliated entity. Portions of certain expenses represent allocations made from Lyn F. Knight Rare Coins, Inc. expense items applicable to the Business as a whole.

Deloitte & Touche LLP

Costa Mesa, California
June 4, 1999

             THE AUCTION BUSINESS OF LYN F. KNIGHT RARE COINS, INC.

                  STATEMENTS OF INCOME AND (DEFICIENCY) EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                                 1998          1997
                                                              -----------    ---------
REVENUES:
Buyer premiums..............................................  $   914,331    $ 399,219
Auction commissions.........................................      159,785      364,203
                                                              -----------    ---------
     Total revenues.........................................    1,074,116      763,422
COST OF REVENUES............................................      157,948      103,307
                                                              -----------    ---------
GROSS PROFIT................................................      916,168      660,115
OPERATING EXPENSES..........................................      194,572      223,484
                                                              -----------    ---------
NET INCOME..................................................      721,596      436,631
EQUITY, beginning of year...................................       55,141          852
NET CHANGE IN EQUITY ARISING FROM CASH ADVANCES FROM AND
  DISTRIBUTIONS TO LYN F. KNIGHT RARE COINS, INC............   (1,733,077)    (382,342)
                                                              -----------    ---------
(DEFICIENCY) EQUITY, end of year............................  $  (956,340)   $  55,141
                                                              ===========    =========

                See accompanying notes to financial statements.

             THE AUCTION BUSINESS OF LYN F. KNIGHT RARE COINS, INC.

                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                                 1998          1997
                                                              -----------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..................................................  $   721,596    $ 436,631
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Changes in operating assets and liabilities:
     Increase in accounts receivable........................   (4,396,446)     (67,439)
     Increase (decrease) in accounts payable and accrued
      expenses..............................................        9,661      (10,432)
     Increase in due to consignors..........................    5,398,266       23,582
                                                              -----------    ---------
          Net cash provided by operating activities.........    1,733,077      382,342

CASH FLOWS FROM FINANCING ACTIVITIES:
  Advances to corporate division............................   (1,733,077)    (382,342)
                                                              -----------    ---------
NET INCREASE IN CASH AND CASH EQUIVALENTS...................
CASH AND CASH EQUIVALENTS, beginning of year................
                                                              -----------    ---------
CASH AND CASH EQUIVALENTS, end of year......................  $        --    $      --
                                                              ===========    =========

                See accompanying notes to financial statements.

             THE AUCTION BUSINESS OF LYN F. KNIGHT RARE COINS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

1.  NATURE OF BUSINESS

     The accompanying financial statements represent the revenues, expenses, and cash flows of the auction business of Lyn F. Knight Rare Coins, Inc. (the Business). Lyn F. Knight Rare Coins, Inc. is primarily engaged in the business of marketing and selling rare currencies at coin shows and auctions conducted by the Business. The Business serves as host to four rare coin and note auctions each year.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation -- The accompanying financial statements include the revenues, expenses, and cash flows that are directly related to the Business as conducted by Lyn F. Knight Rare Coins, Inc. Portions of certain expenses represent allocations made from Lyn F. Knight Rare Coins, Inc. expense items applicable to the Business as a whole. These allocations were based on a variety of factors which management believes provide a reasonable basis for the accompanying financial statements and include the following:

     - Cash balances are not recorded as part of these financial statements as it was not the practice of Lyn F. Knight Rare Coins, Inc. to maintain separate cash balances for each of its businesses.

     - The net change in equity arising from cash advances and distributions to Lyn F. Knight Rare Coins, Inc., as reflected in the statements of income and division (deficiency) equity, includes amounts advanced by the Business to Lyn F. Knight Rare Coins, Inc. and its other businesses.

     - The historical financial statements include certain administrative costs allocated to the Business from Lyn F. Knight Rare Coins, Inc. Such costs were based on the percentage of auction business revenues to total revenues of Lyn F. Knight Rare Coins, Inc. Management believes that such methodology results in a reasonable allocation of expenses to the Business.

     The accompanying financial statements have been prepared from records maintained by Lyn F. Knight Rare Coins, Inc., and may not necessarily be indicative of the conditions that would have existed if the Business had operated as an unaffiliated entity.

     Revenue Recognition -- Revenue is recognized upon the sale of rare currencies consigned to the Business and is represented by an auction commission received from the consignor and a premium paid by the buyer. Auction commissions represent a percentage of the hammer price at auction sales as paid by the buyer and generally range up to 15%. Buyer premiums represent 10% of the hammer price at auction sales.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements. Actual results could differ from those estimates.

     Income Taxes -- Lyn F. Knight Rare Coins, Inc. has elected to be taxed as an S corporation under sections of the federal and state of Kansas income tax laws, whereby income and expense items are included in the personal tax returns of the members of Lyn F. Knight Coins, Inc. Accordingly, no

             THE AUCTION BUSINESS OF LYN F. KNIGHT RARE COINS, INC.

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

provision for federal and state income taxes has been included in the accompanying financial statements for the years ended December 31, 1998 and 1997.

     Comprehensive Income -- In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income. SFAS No. 130 established standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The Business does not have any items of other comprehensive income requiring separate disclosure.

3.  SUBSEQUENT EVENT

     On February 5, 1999, Collectors Universe, Inc. (Collectors) acquired Lyn F. Knight Rare Coins, Inc.'s auction business for $100,000 in cash, a promissory note of $1,000,000 and 760,000 shares of Collectors' common stock.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Kingswood Coin Auctions, LLC
Santa Ana, California

     We have audited the accompanying statements of income and retained earnings and of cash flows of Kingswood Coin Auctions, LLC (the Company) for the year ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of income and retained earnings and of cash flows are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of income and retained earnings and of cash flows. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statements of income and retained earnings and of cash flows. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, such financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Kingswood Coin Auctions, LLC for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

Costa Mesa, California
May 26, 1999

                          KINGSWOOD COIN AUCTIONS, LLC

                   STATEMENT OF INCOME AND RETAINED EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

NET REVENUE.................................................  $374,789
COST OF REVENUE.............................................   207,122
                                                              --------
GROSS INCOME................................................   167,667
OPERATING EXPENSES..........................................    86,276
                                                              --------
INCOME FROM OPERATIONS......................................    81,391
OTHER INCOME................................................     2,105
                                                              --------
NET INCOME..................................................    83,496
RETAINED EARNINGS, beginning of year........................    40,079
DISTRIBUTIONS TO MEMBERS....................................   (55,000)
                                                              --------
RETAINED EARNINGS, end of year..............................  $ 68,575
                                                              ========

                See accompanying notes to financial statements.

                          KINGSWOOD COIN AUCTIONS, LLC

                            STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..................................................  $  83,496
Adjustments to reconcile net income to net cash used in
  operating activities:
  Changes in operating assets and liabilities:
     Accounts receivable....................................    108,007
     Prepaid expenses.......................................     (3,770)
     Other assets...........................................      1,494
     Accounts payable and accrued expenses..................   (360,241)
                                                              ---------
       Net cash used in operating activities................   (171,014)

CASH FLOWS FROM FINANCING ACTIVITIES --
  Distributions to members..................................    (55,000)
                                                              ---------
NET DECREASE IN CASH AND CASH EQUIVALENTS...................   (226,014)
CASH AND CASH EQUIVALENTS, beginning of year................    298,950
                                                              ---------
CASH AND CASH EQUIVALENTS, end of year......................  $  72,936
                                                              =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION --
  Cash paid during the year for income taxes................  $     800
                                                              =========

                See accompanying notes to financial statements.

                          KINGSWOOD COIN AUCTIONS, LLC

                         NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

1.  NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Nature of Business -- Kingswood Coin Auctions, LLC (the Company) was formed on November 8, 1996, for the purpose of producing, promoting and conducting elite live and telephonic rare coin auctions.

     Pursuant to the operating agreement, the profits and losses of the Company are allocated to the members in accordance with each member's percentage ownership interest. Distributions of available cash are made to the members in accordance with each member's respective percentage ownership interest. During the year ended December 31, 1998, the Company distributed $55,000 to its members.

     Revenue Recognition -- Revenue is recognized upon the sale of the coins consigned to the Company. Such revenue represents approximately 10% of the bid price charged to the buyer, and approximately 4% of such price charged to the consignor.

     Income Taxes -- The Company is taxed as a limited liability company under the provisions of the federal and state tax codes. Under federal laws, taxes based on income of the limited liability company are payable by the members individually. A provision for California franchise tax of $800 has been provided in the accompanying financial statements at statutory rates based on gross receipts (revenues) under California laws.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Comprehensive Income -- In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The Company does not have any items of other comprehensive income requiring separate disclosure.

2.  RELATED-PARTY TRANSACTIONS

     During the ordinary course of business, the Company conducts transactions with certain companies owned and controlled by its members and other related entities as described below. The Company reimburses David Hall North American Trading (DHNAT) for certain general and administrative expenses incurred on behalf of the Company. Such reimbursements amounted to $91,141 for the year ended December 31, 1998.

     The Company has entered into an Auction Services Agreement (the Services Agreement) with Professional Coin Grading Service, Inc. (PCGS), whereby PCGS provides the facilities, equipment, personnel, and services necessary for the Company to conduct its auctions. In consideration for the use of its facilities and equipment and the services provided pursuant to the Services Agreement, the Company pays PCGS a service fee in an amount equal to a percentage of the total actual sales price,

                          KINGSWOOD COIN AUCTIONS, LLC

                      FOR THE YEAR ENDED DECEMBER 31, 1998

less all returns, of all rare coins sold by the Company at its auctions, as defined in the Services Agreement. During the year ended December 31, 1998, the Company paid a service fee of $119,821 to PCGS. Such fee is included in cost of revenues in the accompanying statement of income and retained earnings.

     DHNAT and PCGS consign coins to the Company for sale in the Company's auctions. Commission revenues received from DHNAT and PCGS during the year ended December 31, 1998, amounted to $19,582 and $12,330, respectively, and are included in net revenue in the accompanying statement of income.

3.  SUBSEQUENT EVENT

     On February 5, 1999, Collectors Universe, Inc. (Collectors) acquired the Company's auction business for $1,000,000 in cash and 190,000 shares of Collectors' common stock.

                               Inside Back Cover


Includes a banner that states, "More Cool Stuff," and pictures of collectibles with the captions indicated below:

Collectible                                  Caption
-----------                                  -------

Coin 1907 Extremely High Relief Saint Gaudens $20 Gold. Graded by Collectors Universe.

Record Album      "Love In Vain" by Robert Johnson. Sold at auction by
                  Collectors Universe.

Baseball Card     1952 Topps Mickey Mantle.  Sold at auction by Collectors
                  Universe.

Baseball          Babe Ruth Autographed Ball. Authenticated by Collectors
                  Universe.

Coin              1865 $20 Liberty. Sold at auction by Collectors Universe.

Coin              1913 Liberty Head Nickel. Graded by Collectors Universe.

Record album      Red vinyl Elvis Christmas Album. Sold at auction
and cover         by Collectors Universe.

Baseball card     T-206 Honus Wagner. First card graded by Collectors Universe.

================================================================================

                           [COLLECTORS UNIVERSE LOGO]

     UNTIL DECEMBER 1, 1999, ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

================================================================================